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As filed with the Securities and Exchange Commission on July 26, 2004

Registration No. 333-115553

SECURITIES AND EXCHANGE COMMISSION

AMENDMENT NO. 4
TO
FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

ENERSYS
(Exact name of registrant as specified in its charter)

Delaware	23-3058564	3691
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	(Primary Standard Industrial Classification Code Number)

EnerSys
2366 Bernville Road
Reading, PA 19605
(610) 208-1991
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael T. Philion
Executive Vice President—Finance
Chief Financial Officer
EnerSys
2366 Bernville Road
Reading, PA 19605
(610) 208-1991
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven R. Finley Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000 Fax: (212) 351-4035	Joseph M. Harenza Stevens & Lee 111 North Sixth Street Reading, PA 19603 (610) 478-2160 Fax: (610) 371-8500	Richard D. Truesdell, Jr. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000 Fax: (212) 450-3800

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to such section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued July 26, 2004

12,500,000 Shares

COMMON STOCK

EnerSys is offering 12,500,000 shares of its common stock. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price of our common stock will be between $15 and $17 per share.

We have applied to list our common stock on the New York Stock Exchange under the trading symbol "ENS".

Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

PRICE $          PER SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to EnerSys
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional 1,875,000 shares to cover over-allotments.

As of the completion of the offering, assuming no exercise by the underwriters of their over-allotment option, no exercise of outstanding options since June 30, 2004 and the conversion of all outstanding shares of preferred stock into shares of common stock, investment funds affiliated with Morgan Stanley & Co. Incorporated, one of the representatives of the underwriters of this offering, will own 61.0% of our common stock.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                        , 2004.

MORGAN STANLEY	LEHMAN BROTHERS
BANC OF AMERICA SECURITIES LLC	WILLIAM BLAIR & COMPANY

                        , 2004

Genesis NPX
General electronics and UPS applications

DataSafe D
UPS applications

DataSafe HX
UPS applications

PowerSafe G
Telecom applications

PowerSafe DDm
Telecom and UPS applications

PowerSafe C
Switch gear applications

PowerSafe V
Telecom applications

PowerSafe SBS
Premium telecom, cable TV and electric utility applications

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may be accurate only on the date of this prospectus.

        This offering of common stock is only being made to persons in the United Kingdom whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the UK Financial Services and Markets Act 2000 ("FSMA"), and each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of the common stock in circumstances in which section 21(1) of FSMA does not apply to EnerSys, the issuer of such common stock. Each of the underwriters agrees and acknowledges that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

        The EnerSys common stock may not be offered, transferred, sold or delivered to any individual or legal entity other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities) in the Netherlands.

i

        Until    , 2004, all dealers that buy, sell or trade shares of our common stock, whether or not participating in the offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        The trademark and trade names referred to in this prospectus are the property of their respective owners.

        We have provided certain statistics in this prospectus on the worldwide industrial battery business. Those statistics for North America are derived from information supplied by Battery Council International—which we refer to as BCI—and for Europe are derived from information supplied by the Association of European Storage Battery Manufacturers—which we refer to as EuroBat, and from management estimates. BCI and EuroBat are voluntary associations of battery manufacturers. BCI and EuroBat report data on a calendar-year basis. As a result, the 2003 market share data presented in this prospectus is not directly comparable to our 2003 fiscal year financial reports. In addition, BCI and EuroBat information only includes data for battery and charger sales, and does not include other products and service revenues. For geographic areas not covered by BCI or EuroBat, including South America and Asia markets, these statistics are derived from management's estimates. We believe these statistics are reasonable estimates. Market share data, however, are subject to change and cannot be verified with complete certainty due to limits on the nature, availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares.

        In addition, we have provided data in this prospectus on trends in the telecommunications industry supplied by the Telecommunications Industry Association—which we refer to as TIA—from its 2004 Telecommunications Market Review and Forecast, ISBN 0-940919-48-6.

ii

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in the shares of common stock. We urge you to read this entire prospectus carefully, including the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and our consolidated financial statements and the notes to those statements. The terms "EnerSys," "we," "our," and "us" refer to EnerSys—which is a holding company—and its consolidated subsidiaries. We use the term "the company" when we wish to refer only to the holding company and not to EnerSys and its consolidated subsidiaries. Our fiscal year ends on March 31. References in this prospectus to a fiscal year, such as "fiscal 2004," relate to the fiscal year ended on March 31 of that calendar year. For reading ease, certain financial information is presented on a rounded basis, which may cause minor rounding differences.

EnerSys Overview

        We are one of the world's largest manufacturers, marketers and distributors of industrial batteries. We also manufacture, market and distribute related products such as chargers, power equipment and battery accessories, and we provide related after-market and customer-support services for lead-acid industrial batteries. Industrial batteries generally are characterized as reserve power batteries or motive power batteries.

  •
  Reserve power batteries are used to provide backup power for the continuous operation of critical telecommunications and uninterruptable power systems during power disruptions.

  •
  Motive power batteries are used to power mobile manufacturing, warehousing and other ground handling equipment, primarily electric industrial forklift trucks.

        For 2003, we believe that we held approximately 24% of the worldwide market share in the lead-acid industrial battery business, with market shares of 30% in North America, 30% in Europe and 5% in Asia. For 2003, we believe that our worldwide market share of reserve power batteries was approximately 20% and in motive power batteries was approximately 28%. Our net sales for fiscal 2004 were $969.1 million, of which approximately 42% was attributable to the Americas, 53% to Europe, the Middle East and Africa, which we refer to as EMEA, and 5% to Asia. We report our financial results on a March 31 fiscal year basis.

        Our reserve power batteries are marketed and sold principally under the PowerSafe, DataSafe and Genesis brands. Our motive power batteries are marketed and sold principally under the Hawker, Exide and General brands. We also manufacture and sell related direct current—DC—power products including chargers, electronic power equipment and a wide variety of battery accessories. Our battery products span a broad range of sizes, configurations and electrical capacities, enabling us to meet a wide variety of customer applications. We manufacture reserve power and motive power batteries at 19 manufacturing facilities located across the Americas, Europe and Asia and market and sell these products globally in more than 100 countries to over 10,000 customers through a network of distributors, independent representatives and an internal sales force.

        We provide responsive and efficient after-market support for our products through strategically located warehouses and a company-owned service network supplemented by independent representatives.

Our Industry

        The size of the worldwide industrial lead-acid battery market in 2003 was $3.5 billion according to BCI, EuroBat and management estimates. The two key components of the industrial lead-acid battery market are reserve power batteries—a $2.0 billion market—and motive power batteries—a $1.5 billion market. The aerospace and defense market is an additional important sector of the battery industry, which is not included as a component of the $3.5 billion worldwide market information above.

        Reserve power batteries, also known as network, standby or stationary power batteries, are used primarily for backup power applications to ensure continuous power supply in case of main (primary) power failure or outage.

        For many critical systems, power loss, even for short periods of time, can result in loss of process control, massive data loss and significant financial liability. Reserve power batteries are essential for the continuous operations of communications providers, financial institutions, computer and computer-controlled systems and electric utilities.

        Motive power batteries are used primarily to provide power for electric material handling and ground handling equipment. Motive power batteries are used primarily in electric industrial forklift trucks. Motive power batteries compete primarily with propane- and diesel-powered internal combustion engines.

Our Strengths

        We believe that our competitive strengths should enable us to expand our global market share and position us to achieve profitable growth. These strengths include:

  •
  Our portfolio of leading brands with strong market positions;

  •
  Our large installed base;

  •
  Our global capabilities;

  •
  Our broad range of products; and

  •
  Our strong management team with a proven track record.

Our Strategy

        Our primary business objective is to capitalize on our competitive strengths to continue to expand our global market share, increase our net sales and improve our profit margins. We intend to achieve these objectives by implementing the following strategies:

  •
  Expand our industry-leading position;

  •
  Continue to expand into high-growth geographic markets;

  •
  Further penetrate high-growth end markets;

  •
  Continue to focus on manufacturing efficiency and cost reduction programs; and

  •
  Pursue selective acquisitions.

Additional Considerations

        We operate in an extremely competitive industry and are subject to continual pricing pressure. We have been and may continue to be adversely affected by cyclical industry conditions and volatile raw materials costs. Because we use significant amounts of lead and acid in our operations, we are exposed to the risk of material environmental, health and safety liabilities. Many new energy storage technologies have been introduced, and we will need to acquire or develop products and technologies that will compete effectively in the future. For a discussion of these and other risks that you should consider before investing in our common stock, see "Risk Factors" beginning on page 9.

Our History and Recent Financing Activity

  Our History

        EnerSys and its predecessor companies have been manufacturers of industrial batteries for over 90 years. Morgan Stanley Capital Partners teamed with the management of Yuasa Inc. in late 2000 to acquire from Yuasa Corporation (Japan) its reserve power and motive power battery businesses in North and South America. The acquired businesses included the Exide, General and Yuasa brands. On January 1, 2001, we changed our name from Yuasa Inc. to EnerSys to reflect our focus on the energy systems nature of our businesses. In early 2002, we acquired the reserve power and motive power business of the Energy Storage Group, or ESG, of Invensys plc, whose principal brands were Hawker, PowerSafe and DataSafe.

  Our Recent Recapitalization

        On March 17, 2004, we completed funding for a recapitalization. Prior to the recapitalization, we had $219.0 million of senior debt outstanding, consisting of $177.6 million of term loans, a $17.0 million receivables facility and a $24.4 million revolving credit facility, with a weighted average interest rate of 4.3%. In order to extend the maturities of our outstanding debt, obtain greater financial flexibility, take advantage of favorable debt capital markets and historically low interest rates and provide liquidity to our existing stockholders, we entered into the following new financial arrangements:

    •
    a $100.0 million senior secured revolving credit facility;

    •
    a $380.0 million senior secured term loan B; and

    •
    a $120.0 million senior second lien term loan.

        We used the proceeds of the senior secured term loan B and senior second lien term loan to refinance substantially all of our existing debt in the aggregate amount of $219.0 million, to fund a cash payment of $270.0 million to our existing stockholders and management and to pay transaction costs of $11.0 million. We intend to use a portion of the proceeds of this offering to repay the full amount outstanding under the $120.0 million senior second lien term loan and a portion of the amount outstanding under the $380.0 million senior secured term loan B. For additional information on our new financing arrangements, see "Description of Our Credit Facilities."

  Principal Executive Offices

        Our principal executive offices are located at 2366 Bernville Road, Reading, PA 19605. Our telephone number at that address is (610) 208-1991.

  Other Transactions and Relationships with Affiliates of the Underwriters

        We have engaged in a number of transactions with, and have other relationships with, affiliates of the representatives of the underwriters of this offering.

  •
  Bank of America, N.A., an affiliate of Banc of America Securities LLC, is a lender under the senior secured term loan B and is committed to lend under our senior secured revolving credit facility. Additionally, Bank of America, N.A. acts as administrative agent and collateral agent under our credit facilities. Morgan Stanley Senior Funding, Inc. is committed to lend under our senior secured revolving credit facility and acts as syndication agent under our credit facilities, and Lehman Commercial Paper Inc. is committed to lend under our senior secured revolving credit facility and acts as documentation agent under our credit facilities. For additional information on our credit facilities, and the compensation payable under our credit facilities to these affiliates of our underwriters, see "Description of Our Credit Facilities" and "Certain Relationships and Transactions—Relationship with Morgan Stanley."

  •
  Prior to this offering, investment funds affiliated with Morgan Stanley, which we refer to as the Morgan Stanley Funds, owned 17,279,122 shares of preferred stock, on an as-converted to common basis, and 10,729,423 shares of common stock, representing 77.0% of our outstanding preferred stock and 97.4% of our outstanding common stock. Giving effect to this offering, assuming no exercise by the underwriters of their over-allotment option, no exercise of outstanding options since June 30, 2004, and the conversion of all outstanding shares of preferred stock into shares of common stock, the Morgan Stanley Funds will own 28,008,545 shares of common stock, representing 61.0% of our outstanding common stock. See "Principal Stockholders."

  •
  We have entered into a securityholder agreement with the Morgan Stanley Funds and our other principal stockholders. We have also entered into an indemnity and expense agreement with the Morgan Stanley Funds. See "Certain Relationships and Transactions" for a description of these agreements.

        As a result of the Morgan Stanley Funds holding 61.0% of our outstanding shares of common stock after giving effect to this offering, and their rights under the securityholder agreement, Morgan Stanley may be deemed to control our management and policies.

THE OFFERING

Shares offered	12,500,000 shares
Shares to be outstanding after the offering	45,945,559 shares
Use of proceeds
We anticipate that we will receive net proceeds from the offering of $181.5 million, which we will use to prepay the entire principal and accrued interest (expected to be approximately $120 million in total based on current interest rates) and the prepayment penalty ($2.4 million) on our $120.0 million senior second lien term loan and to prepay a portion ($59.1 million) of our $380.0 million senior secured term loan B.
Proposed NYSE symbol	ENS

        References in this prospectus to the number of shares offered, and the number to be outstanding after the offering, do not include:

  •
  1,875,000 shares that the underwriters may acquire upon exercise of their over-allotment option; and

  •
  7,404,234 shares subject to outstanding options at a weighted average exercise price of $13.63 per share.

        Except as otherwise indicated, all information in this prospectus gives effect to:

  •
  an initial public offering price of $16 per share, the mid-point of the filing range set forth on the cover page of this prospectus;

  •
  a 28.5-for-1 stock split that occurred on July 9, 2004; and

  •
  the conversion of all of our outstanding shares of preferred stock into an aggregate of 22,431,138 shares of common stock, effective immediately prior to the offering.

SUMMARY CONSOLIDATED FINANCIAL, OPERATING AND PRO FORMA DATA

        The following tables set forth certain summary consolidated financial, operating and pro forma data. You should read the selected financial data presented below in conjunction with our consolidated financial statements and the notes to our consolidated financial statements included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The summary consolidated financial data presented for each of the fiscal years in the three-year period ended March 31, 2004, and the balance sheet data at March 31, 2004, have been derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent registered public accounting firm.

        The summary pro forma as adjusted consolidated statement of operations for fiscal 2004 gives effect to the new financing arrangements we entered into in March 2004, and the anticipated use of the estimated proceeds of this offering as if such transactions had taken place on April 1, 2003. The summary as adjusted consolidated balance sheet as at March 31, 2004, gives effect to the anticipated use of the estimated proceeds of this offering as if it had taken place on March 31, 2004. See "Use of Proceeds" for information regarding our computation of the estimated proceeds of this offering.

        We are presenting this summary pro forma consolidated financial information for illustrative purposes only. This information is not necessarily indicative of what our operating results or financial position would have been if these transactions had taken place on the assumed dates or throughout the period presented, nor is it necessarily indicative of our future results of operations.

	Fiscal Year Ended March 31,
	2002	2003	2004	Pro forma as adjusted 2004
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data(1):
Net sales	$339,340	$859,643	$969,079	$969,079
Cost of goods sold	271,596	653,998	722,825	722,825

Gross profit	67,744	205,645	246,254	246,254
Operating expenses	53,463	150,618	170,412	170,412
Special charges relating to restructuring, bonuses and uncompleted acquisitions	63,345	—	21,147	9,095
Amortization	51	51	51	51

Operating (loss) earnings	(49,115)	54,976	54,644	66,696
Interest expense	13,294	20,511	20,343	21,390
Special charges relating to a settlement agreement and write-off of deferred finance costs	—	—	30,974	24,405
Other expense (income), net	1,744	(742)	(4,466)	(4,466)

(Loss) earnings before income taxes	(64,153)	35,207	7,793	25,367
Income tax (benefit) expense	(22,171)	12,355	2,957	9,460

Net (loss) earnings	$(41,982)	$22,852	$4,836	$15,907
Series A convertible preferred stock dividends	(13)	(24,057)	(24,689)	—

Net (loss) earnings available to common stockholders	$(41,995)	$(1,205)	$(19,853)	$15,907

Net earnings (loss) per share
Basic	$(3.81)	$(0.11)	$(1.80)	$0.36
Diluted	(3.81)	(0.11)	(1.80)	0.36
Weighted average shares outstanding
Basic	11,014,421	11,014,421	11,014,421	43,955,941
Diluted	11,014,421	11,156,267	11,014,421	44,550,718
Pro forma (loss) earnings per share(2)
Basic			$(0.73)
Diluted			(0.73)
Pro forma weighted average shares(2)
Basic			27,162,421
Diluted			27,162,421

	Fiscal Year Ended March 31,
	2002	2003	2004
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by operating activities	$21,068	$55,438	$39,192
Net cash used in investing activities	(335,951)	(12,923)	(26,981)
Net cash provided by (used in) financing activities	314,795	(8,209)	(39,989)
Other Operating Data:(1)
Capital expenditures	$12,944	$23,623	$28,580
EBITDA(3)	(39,563)	91,651	65,175
Special charges related to restructuring, bonuses, uncompleted acquisitions, a settlement agreement and write-off of deferred finance costs(4)	63,345	—	52,121
	As of March 31, 2004
	Actual	As adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$17,207	$17,207
Working capital	134,727	137,778
Total assets	1,151,068	1,146,820
Total debt	511,303	332,203
Preferred stock	7	—
Total stockholders' equity	239,302	416,614

(1)
Includes the results of operations of ESG for the full years for fiscal 2003 and fiscal 2004, but only for nine days in fiscal 2002.

(2)
Reflects pro forma share data giving effect to the increase of 16,148,000 shares, which represents the number of shares that, when multiplied by an assumed offering price of $16, is sufficient to replace the capital in excess of earnings as a result of the distribution to stockholders of $258.4 million in connection with our recapitalization.

(3)
EBITDA is defined as earnings before interest expense, income tax expense, depreciation and amortization. EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered an alternative to net earnings or any other measure of performance under accounting principles generally accepted in the United States as a measure of performance or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under generally accepted accounting principles. Some of these limitations are:

•
it does not reflect our cash expenditures for capital expenditures or contractual commitments;

•
it does not reflect the impact of changes in effective tax rates or the use of net operating losses;

•
although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will have to be replaced and EBITDA does not reflect the cash requirements for such replacements;

•
it does not reflect changes in, or cash requirements for, our working capital requirements; and

•
it does not reflect the cash necessary to make payments of interest or principal on our indebtedness.

  Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying on our GAAP results as well as on our EBITDA and by carefully budgeting our projected cash requirements for interest, capital expenditures and taxes.

  Our calculation of EBITDA may be different from the calculations used by other companies, and therefore comparability may be limited. Certain financial covenants in our senior secured credit facility and our senior second lien credit facility are based on EBITDA, subject to adjustments, and therefore EBITDA for purposes of these financial covenants is calculated differently from EBITDA as shown above. Depreciation and amortization in this table excludes amortization of deferred financing costs, which is included in interest expense.

  The following table provides a reconciliation of EBITDA to net earnings (loss):

	Fiscal Year Ended March 31,
	2002	2003	2004
	(in thousands)
EBITDA	$(39,563)	$91,651	$65,175
Depreciation and amortization	11,296	35,933	37,039
Interest expense	13,294	20,511	20,343
Income tax (benefit) expense	(22,171)	12,355	2,957

Net (loss) earnings	$(41,982)	$22,852	$4,836

  We have included EBITDA primarily as a performance measure because management uses it as a key measure of our performance and ability to generate cash necessary to meet our future requirements for debt service, capital expenditures, working capital and taxes. Management also uses EBITDA to measure our compliance with important financial covenants under our credit facilities and to analyze our performance against our key public-company competitors, recognizing that the different ways in which different companies calculate EBITDA limits its usefulness as a measure of comparability.

(4)
Special charges are discussed in detail in the notes to our consolidated financial statements and in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The fiscal 2002 charges were primarily for the closures of a plant and certain other locations in the U.S. and our South American operations. The charges in fiscal 2004 related primarily to a settlement with Invensys, the recapitalization in March 2004 and costs of uncompleted acquisition attempts.

Recent Developments

        The following table shows selected unaudited operating results for our first quarter of fiscal 2005, compared to our unaudited results for the first quarter of fiscal 2004.

	Three months ended
			Percent Change
	June 29, 2003	July 4, 2004
	(in millions except share, per share and percentage data)
Net sales	$218.3	$263.3	20.6%
Gross profit	52.6	66.7	26.8
Operating earnings	12.5	22.5	80.0
Earnings before income taxes	9.3	14.4	54.2
Net earnings	5.8	9.0	55.2
Series A convertible preferred stock dividends	(5.6)	(8.1)	44.6
Net earnings available to common stockholders	0.2	0.9	350.0
Net earnings per common share:
Basic	$0.02	$0.08
Diluted	0.02	0.07
Weighted-average shares of common stock outstanding:
Basic	11,014,421	11,014,421
Diluted	11,157,306	11,653,306
Pro forma net earnings per common share (1):
Basic		$0.20
Diluted		0.19
Pro forma weighted-average shares of common stock outstanding (1):
Basic		45,532,715
Diluted		46,171,598
Supplemental net sales data:
By segment
Reserve power	$107.4	$124.8	16.2%
Motive power	110.9	138.5	24.9
By region
Americas	$96.6	$112.7	16.7
Europe	111.1	132.9	19.6
Asia	10.5	17.6	67.6

(1)
Pro forma net earnings per common share and weighted-average share amounts have been calculated as if the offering of our common stock occurred on April 1, 2004. Accordingly, pro forma net earnings used to calculate pro forma earnings per share excludes Series A convertible preferred stock dividends of $8.1 million in the three months ended July 4, 2004. Pro forma weighted-average shares of common stock outstanding for purposes of the pro forma basic net earnings per share calculation consists of approximately 11,014,421 shares of common stock, converted preferred stock outstanding of 22,018,294 and 12,500,000 shares of our common stock being offered hereby.

        The increase in net sales in the first quarter of fiscal 2005 over the comparable period of fiscal 2004 was primarily due to improving global economic conditions. Both our business segments (reserve power and motive power) and all our regions (Americas, Europe and Asia) realized strong first quarter fiscal 2005 sales growth.

        The increase in operating earnings as a percent of net sales was a result of the strong growth in sales and tight control of costs, partially offset by increased raw materials costs and, in particular, lead.

RISK FACTORS

        You should carefully consider the risks described below before investing in our common stock. Our business is also subject to the risks that affect many other companies, such as technological obsolescence, labor relations and geopolitical events.

Risks Relating to Our Business

  We operate in an extremely competitive industry and are subject to continual pricing pressure.

        We compete with a number of major domestic and international manufacturers and distributors of reserve and motive power lead-acid batteries, as well as a large number of smaller, regional competitors. Due to excess capacity in some sectors of our industry, consolidation among industrial battery purchasers and the financial difficulties being experienced by several of our competitors, we have been subjected to continual and significant pricing pressures. These pricing pressures have prevented us from being able to raise prices in response to increased costs and have resulted in overall pricing that has been flat to slightly down in the Americas and Europe. Prices in China declined approximately 10% in fiscal 2004. We anticipate heightened competitive pricing pressure as Chinese and other foreign producers, able to employ labor at significantly lower costs than producers in the U.S. and Western Europe, expand their export capacity and increase their marketing presence in our major U.S. and European markets. Several of our competitors have strong technical, marketing, sales, manufacturing, distribution and other resources, as well as significant name recognition, established positions in the market and long-standing relationships with original equipment manufacturers and other customers. In addition, certain of our competitors own lead smelting facilities which, during periods of lead cost increases or price volatility, may provide a competitive pricing advantage and reduce their exposure to volatile raw material costs. Our ability to maintain and improve our operating margins has depended, and continues to depend, on our ability to control and reduce our costs. We cannot assure you that we will be able to continue to reduce our operating expenses, to raise or maintain our prices or increase our unit volume, in order to maintain or improve our operating results.

  Cyclical industry conditions have adversely affected and may continue to adversely affect our results of operations.

        Our operating results are affected by the general cyclical pattern of the industries in which our major customer groups operate and the overall economic conditions in which we and our customers operate. For example, the significant capital expenditures made by the telecommunications industry during the period from fiscal 1999 through fiscal 2001, as numerous companies expanded their systems and installed standby backup battery power systems, drove demand for our reserve power products. As the telecommunications industry dramatically reduced building new systems in response to massive overcapacity, the demand for our reserve power products for this important application declined significantly. Both our reserve power and motive power segments are heavily dependent on the end-user markets they serve, such as telecommunications, uninterruptible power systems and electric industrial forklift trucks. A weak capital expenditure environment in these markets has had and can be expected to have a material adverse effect on our results of operations.

  Our raw materials costs are volatile and expose us to significant movements in our product costs.

        We employ significant amounts of lead, plastics, steel, copper and other materials in our manufacturing processes. We estimate that raw materials costs account for approximately half of our cost of goods sold. Lead is our most significant raw material. The costs of these raw materials, particularly lead, are volatile and beyond our control. For example, average lead prices have increased from $0.2053 per pound during fiscal 2003 to $0.2773 per pound during fiscal 2004. The spot price of lead was $0.4255 at July 23, 2004.

        Volatile raw materials costs can significantly affect our operating results and make period-to-period comparisons extremely difficult. We cannot assure you that we will be able to hedge our raw material requirements at a reasonable cost or to pass on to our customers the increased costs of our raw materials.

  Our operations expose us to the risk of material environmental, health and safety liabilities, costs, and litigation.

        In the manufacture of our products throughout the world, we process, store, dispose of and otherwise use large amounts of hazardous materials, especially lead and acid. As a result, we are subject to extensive and changing environmental, health and safety laws and regulations governing, among other things: the generation, handling, storage, use, transportation and disposal of hazardous materials; remediation of polluted ground or water; emissions or discharges of hazardous materials into the ground, air or water; and the health and safety of our employees. Compliance with these laws and regulations results in ongoing costs. Failure to comply with these laws or regulations, or to obtain or comply with required environmental permits, could result in fines, criminal charges or other sanctions by regulators. From time to time we have had instances of alleged or actual noncompliance that have resulted in the imposition of fines, penalties and required corrective actions. Our ongoing compliance with environmental, health and safety laws, regulations and permits could require us to incur significant expenses, limit our ability to modify or expand our facilities or continue production and require us to install additional pollution control equipment and make other capital improvements. In addition, private parties, including current or former employees, could bring personal injury or other claims against us due to the presence of, or exposure to, hazardous substances used, stored or disposed of by us or contained in our products.

        Certain environmental laws assess liability on owners or operators of real property for the cost of investigation, removal or remediation of hazardous substances at their current or former properties or at properties at which they have disposed of hazardous substances. These laws may also assess costs to repair damage to natural resources. We may be responsible for remediating damage to our properties that was caused by former owners. Soil and groundwater contamination has occurred at some of our current and former properties and may occur or be discovered at other properties in the future. We are currently investigating and monitoring soil and groundwater contamination at certain of our properties, and we may be required to conduct these operations at other properties in the future. In addition, we have been and in the future may be liable to contribute to the cleanup of locations owned or operated by other persons to which we or our predecessor companies have sent wastes for disposal, pursuant to federal and other environmental laws. Under these laws, the owner or operator of contaminated properties and companies that generated, disposed of or arranged for the disposal of wastes sent to a contaminated disposal facility can be held jointly and severally liable for the investigation and cleanup of such properties, regardless of fault.

        Capital expenditures associated with environmental compliance were approximately $0.2 million, $1 million and $2.7 million in fiscal 2002, 2003 and 2004, respectively. Our operating expenses associated with environmental, health and safety compliance are incorporated into our general operating expenses and are not separately quantified. However, we believe that we have not incurred material operating expenses associated with environmental, health and safety compliance over the last three fiscal years.

        We cannot assure you that we have been or at all times will be in compliance with environmental laws and regulations or that we will not be required to expend significant funds to comply with, or discharge liabilities arising under, environmental laws, regulations and permits, or that we will not be exposed to material environmental, health or safety litigation.

        In addition, recent legislation proposed by the European Union may affect us and the lead-acid battery industry. In November 2003, the European Commission issued a Directive that recommends the elimination of mercury in batteries and the reclamation of spent lead and cadmium batteries for recycling (a "closed-loop" life cycle). On April 20, 2004, the European Parliament approved legislation that would effectively ban lead and cadmium in batteries as well as mercury, with the exception of batteries for which no suitable alternatives exist. While we do not believe that such alternatives currently exist, a suitable substitute for lead-acid batteries may be identified or developed. In response to the vote of the European Parliament, the European Commission stated it would not endorse a ban on lead or cadmium in batteries and affirmed its original proposal for closed-loop recycling regulations. The European Council, the main decision-making body of the European Union, is expected to comment on the new battery Directive within the coming months. We cannot predict whether the Council will adopt the view of the Parliament or the Commission. Enactment and implementation of the European Parliament's Directive by the Member States could have a material adverse effect on our business, results of operations and financial condition.

  We are exposed to exchange rate risks, and our net income and financial condition may suffer due to currency translations.

        We invoice foreign sales and service transactions in local currencies, using actual exchange rates during the period. We translate our non-U.S. assets and liabilities into U.S. dollars using current rates as of the balance sheet date. Because a significant portion of our revenues and expenses are denominated in foreign currencies, changes in exchange rates between the U.S. dollar and foreign currencies, primarily the euro, British pound and Chinese renminbi, may adversely affect our revenue, cost of revenue and operating margins. For example, foreign currency depreciation against the U.S. dollar will reduce the value of our foreign revenues and operating earnings. Foreign currency depreciation against the U.S. dollar will result in a reduction of our net investment in foreign subsidiaries.

        Most of the risk of fluctuating foreign currencies is in our European operations, which comprised approximately half of our net sales during the last two fiscal years. The euro is the dominant currency in our European operations. The 14% appreciation in the value of the euro compared to the dollar during fiscal 2003 and 18% during fiscal 2004 had a significant impact on our reported results. Our sales in Europe were translated to the dollar at a rate 14.0% higher in fiscal 2003 than they would have been had the sales been translated at average exchange rates in effect in fiscal 2002, representing an increase of approximately $53.5 million; and were translated at a rate 17.0% higher in fiscal 2004 compared to average exchange rates in fiscal 2003, representing an increase of approximately $74 million.

        The impact of currency changes on our operating earnings is substantially similar as the impact on net sales. In fiscal 2003, operating earnings in Europe were approximately 17% higher than they would have been if translated at average exchange rates in fiscal 2002, representing an increase of approximately $4 million. In fiscal 2004, operating earnings in Europe were approximately 16% higher than they would have been if translated at the average exchange rates in fiscal 2003, representing an increase of approximately $5 million.

        The translation impact from currency fluctuations on net sales and operating earnings in the Americas and Asia is minimal, as virtually all net sales and operating earnings are in dollars or are pegged to the dollar.

        Foreign currency depreciation will make it more expensive for our non-U.S. subsidiaries to purchase certain of our raw material commodities that are priced globally in U.S. dollars. Significant movements in foreign exchange rates can have a material impact on our results of operations and financial condition. We do not engage in significant hedging of our foreign currency exposure and cannot assure you that we would be able to hedge our foreign currency exposures at a reasonable cost.

  Our international operations may be adversely affected by actions taken by foreign governments or other forces or events over which we may have no control.

        We currently have significant manufacturing and distribution facilities outside of the U.S., including in the United Kingdom, France, Germany, China, Mexico, Poland, Spain, Italy and Canada. We may face political instability and economic uncertainty, cultural and religious differences and difficult labor relations in our foreign operations. We also may face barriers in the form of long-standing relationships between potential customers and their existing suppliers, national policies favoring domestic manufacturers and protective regulations including exchange controls, restrictions on foreign investment or the repatriation of profits or invested capital, changes in export or import restrictions and changes in the tax system or rate of taxation in countries where we do business. We cannot assure you that we will be able successfully to develop and expand our international operations and sales or that we will be able to overcome the significant obstacles and risks of our international operations.

  Our failure to introduce new products and product enhancements and broad market acceptance of new technologies introduced by our competitors could adversely affect our business.

        Many new energy storage technologies, other than lead-acid, have been introduced over the past several years. In addition, recent advances in fuel cell and flywheel technology have been introduced for use in selected applications that compete with the end uses for lead-acid industrial batteries. For many important and growing markets, such as aerospace and defense, lithium-based battery technologies have large and growing market shares and lead-acid technologies have decreasing market shares. Our ability to achieve significant and sustained penetration of key developing markets, including aerospace and defense, will depend upon our success in developing or acquiring these and other technologies, either independently, through joint ventures or through acquisitions. If we fail to develop or acquire, and to manufacture and sell, products that satisfy our customers' demands, or if we fail to respond effectively to new product announcements by our competitors by quickly introducing competitive products, market acceptance of our products could be reduced and our business could be adversely affected. We cannot assure you that our products will remain competitive with products based on technologies other than lead-acid.

  We may not be able adequately to protect our proprietary intellectual property and technology.

        We rely on a combination of copyright, trademark, patent and trade secret laws, non-disclosure agreements and other confidentiality procedures and contractual provisions to establish, protect and maintain our proprietary intellectual property and technology and other confidential information. Certain of these technologies, especially in thin plate pure lead—TPPL—technology, are important to our business and are not protected by patents. For fiscal 2004, our net sales of products using TPPL technology were approximately $125 million. Despite our efforts to protect our proprietary intellectual property and technology and other confidential information, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property and proprietary technologies.

  We may lose our right to use the Exide trademark.

        Exide Technologies, during the course of its Chapter 11 proceedings, has sought to reject certain agreements related to the 1991 sale of Exide Technologies' industrial battery business to Yuasa, including the exclusive, perpetual, worldwide and transferable license to use the Exide name on industrial batteries that we acquired in the Yuasa purchase. If the court were to find in favor of Exide Technologies, our license to use the Exide name could be terminated.

        The Exide trade name is one of our better-known brands. Our Exide-branded batteries represented approximately 12% of our net sales for fiscal 2004. We introduced testimony in the court proceedings from an expert witness who estimated that we would suffer damages of approximately $60 million over a seven-year period from price erosion, profit on lost sales and incremental rebranding expense in the event that the license were terminated. This expert's assessment of our damages assumed, contrary to our current belief, that the court would not delay the effective date of the termination.

        As with any litigation, the outcome of this proceeding is uncertain. We cannot assure you that we will retain the right to use the Exide brand, even for a brief period of time, upon the resolution of this dispute by the court.

  Relocation of our customers' operations could adversely affect our business.

        The trend by a number of our North American and Western European customers to move manufacturing operations and expand their businesses into Asia and other low labor-cost markets may have an adverse impact on our business. As our customers in traditional manufacturing-based industries seek to move their manufacturing operations to lower-cost territories, there is a risk that these customers will source their energy storage products from competitors located in those territories and will cease or reduce the purchase of products from our manufacturing plants. We cannot assure you that we will be able to compete effectively with manufacturing operations of energy storage products in those territories, whether by establishing or expanding our manufacturing operations in those lower-cost territories or acquiring existing manufacturers.

  We may fail to implement our cost reduction initiatives successfully and improve our profitability.

        We must continue to implement cost reduction initiatives to achieve additional cost savings in future periods. We cannot assure you that we will be able to achieve all of the cost savings that we expect to realize from current or future initiatives. In particular, we may be unable to implement one or more of our initiatives successfully or we may experience unexpected cost increases that offset the savings that we achieve. Given the continued competitive pricing pressures experienced in our industry, our failure to realize cost savings would adversely affect our results of operations.

  Quality problems with our products could harm our reputation and erode our competitive position.

        The success of our business will depend upon the quality of our products and our relationships with customers. In the event that our products fail to meet our customers' standards, our reputation could be harmed, which would adversely affect our marketing and sales efforts. We cannot assure you that our customers will not experience quality problems with our products.

  We offer our products under a variety of brand names, the protection of which is important to our reputation for quality in the consumer marketplace.

        We rely upon a combination of trademark, licensing and contractual covenants to establish and protect the brand names of our products. We have registered many of our trademarks in the U.S. Patent and Trademark Office and in other countries. In many market segments, our reputation is closely related to our brand names. Monitoring unauthorized use of our brand names is difficult, and we cannot be certain that the steps we have taken will prevent their unauthorized use, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the U.S. We cannot assure you that our brand names will not be misappropriated or utilized without our consent or that such actions will not have a material adverse effect on our reputation and on our results of operations.

  We may fail to implement our plans to make acquisitions.

        As part of our business strategy, we have grown, and plan to continue growing, by acquiring other product lines, technologies or facilities that complement or expand our existing business. We may be unable to implement this part of our business strategy and may not be able to make acquisitions to continue our growth. There is significant competition for acquisition targets in the industrial battery industry. We may not be able to identify suitable acquisition candidates or negotiate attractive terms. In addition, we may have difficulty obtaining the financing necessary to complete transactions we pursue. In that regard, our credit facilities restrict the amount of additional indebtedness that we may incur to finance acquisitions and place other restrictions on our ability to make acquisitions. Our failure to execute our acquisition strategy could have a material adverse effect on our business. The amounts we may pay for acquisitions are subject to limits on individual transactions and aggregate limits over the term of the credit facilities—until 2011 under the senior secured credit facility and until 2012 if we do not prepay in full the senior second lien credit facility. Our individual transaction limits are $25.0 million cash and $75.0 million total (cash and company stock), and our aggregate limits are $100.0 million cash and $200.0 million total. Our ability to incur additional indebtedness also is restricted such that any significant acquisitions that could not be financed through cash generated from operations would need to be financed through issuance of additional company common stock. Exceeding any of these limitations would require the consent of our lenders. We cannot assure you that our acquisition strategy will be successful.

  Any acquisitions that we complete may dilute your ownership interest in EnerSys, may have adverse effects on our financial condition and results of operations and may cause unanticipated liabilities.

        Future acquisitions may involve the issuance of our equity securities as payment, in part or in full, for the businesses or assets acquired. Any future issuances of equity securities would dilute your ownership interests. In addition, future acquisitions might not increase, and may even decrease, our earnings or earnings per share and the benefits derived by us from an acquisition might not outweigh or might not exceed the dilutive effect of the acquisition. We also may incur additional debt or suffer adverse tax and accounting consequences in connection with any future acquisitions.

        Where we are successful in completing acquisitions, we might experience difficulties in integrating the acquired business or assets. Acquisitions can entail planned write-offs and charges, as we attempt to realize synergies and cost reductions by restructuring our businesses to maximize the benefits of an acquisition, such as a portion of the special charges we recorded in fiscal 2002 in connection with the acquisition of ESG from Invensys. Acquisitions might result in unanticipated liabilities, unforeseen expenses and distraction of management time and attention. We recorded a charge of $24.4 million in fiscal 2004 to reflect a settlement of a number of issues with Invensys relating to the ESG acquisition, $20.0 million of which was attributable to the repayment of the notes we issued to Invensys—which we refer to as seller notes—in payment of a portion of the purchase price of ESG.

  Implementation of a new enterprise resource planning system could adversely affect our operations.

        We are considering the implementation of a new enterprise resource planning (ERP) system in certain of our locations over the next five years to integrate the separate systems that we currently employ. An ERP system automates various business tasks including accounting, distribution and sales. Successful implementation of this system will be critical to our cost reduction initiatives and to our ability to comply with the financial reporting and internal audit compliance obligations of a public company. Integration and conversion of information from the systems to be replaced by this new system will significantly affect many aspects of our business, including our accounting, operations, purchasing, sales, marketing, and administrative functions, and could disrupt our business, distract management and increase our costs. If we were to experience difficulties or delays in the implementation of this new system, our ability to provide products to our customers on a timely basis could be adversely affected, which would harm our operating results and relationships with our customers. Additionally, any integration difficulties or delays could adversely affect the processing and reporting of our accounting and financial results. There can be no assurance that we would be able to correct any such difficulties or problems on a timely basis. Furthermore, there can be no assurance that, once successfully implemented, the new system will provide the intended benefits or that it will be adequate to support our operational needs.

Risks Relating to Our Substantial Debt and Our Liquidity

  Our substantial indebtedness could adversely affect our financial condition.

        We have a significant amount of debt. On an as adjusted basis, giving effect to the recapitalization that occurred on March 17, 2004, and our anticipated use of the estimated proceeds of this offering, we would have had $332.2 million of debt outstanding on March 31, 2004, our debt to total capitalization on March 31, 2004, would have been 44% and our interest expense for fiscal 2004 would have been $21.4 million. Our significant amount of debt could have important consequences to our stockholders. For example, it could:

  •
  increase our vulnerability to adverse general economic and industry conditions, including interest rate fluctuations, because a significant portion of our borrowings bear and will continue to bear interest at floating rates;

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  require us to dedicate a substantial portion of our cash flow from operations to debt service payments, which would reduce the availability of our cash to fund working capital, capital expenditures or other general corporate purposes, including acquisitions;

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  limit our flexibility in planning for, or reacting to, changes in our business and industry;

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  restrict our ability to introduce new products or new technologies or exploit business opportunities;

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  place us at a disadvantage compared with competitors that have proportionately less debt;

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  limit our ability to borrow additional funds in the future, if we need them, due to financial and restrictive covenants in our debt agreements; and

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  have a material adverse effect on us if we fail to comply with the financial and restrictive covenants in our debt agreements.

        We cannot assure you that we will generate sufficient cash flow to meet our debt service requirements, to fund our operations and meet our business plan, to take advantage of opportunities to acquire other businesses or to develop new products or penetrate new markets.

  Restrictive covenants in our debt instruments may adversely affect us.

        Our financing arrangements contain a number of financial covenants, such as interest coverage and leverage ratios, and restrictive covenants that limit the amount of debt we can incur and restrict our ability to pay dividends or make other payments in connection with our capital stock, make acquisitions or investments, make capital expenditures, enter into sale/leaseback transactions, sell, buy or pledge assets and prepay debt. See "Description of Our Credit Facilities—Covenants" for a discussion of these covenants.

        Our ability to comply with these financial covenants can be affected by events beyond our control, and we cannot assure you that we will be able to comply with those covenants. A breach of any of these covenants could result in a default under our financing arrangements. Upon the occurrence of an event of default under any of our financing arrangements, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and terminate all commitments to extend further credit. If the lenders accelerate the repayment of borrowings, we cannot assure you that we would have sufficient assets to repay the amounts due. Certain defaults, or the acceleration of any repayment obligation, under any of our material debt instruments would permit the holders of our other material debt to accelerate our obligations with respect to such other material debt.

Risks Relating to the Offering

  The Morgan Stanley Funds control us and their interests could be in conflict with the interests of other stockholders.

        After giving effect to the offering, the Morgan Stanley Funds will own approximately 61.0% of our outstanding common stock. Two of our directors, Messrs. Hoffen and Fry, and two of our director nominees, Messrs. Hoffman and Elliott, currently are employees of Morgan Stanley. As a result of the Morgan Stanley Funds' ownership interest in us, the Morgan Stanley Funds may be deemed to control our management and policies. In addition, the Morgan Stanley Funds may be deemed to control all matters requiring stockholder approval, including the election of our directors, the adoption of amendments to our certificate of incorporation and the approval of mergers and sales of all or substantially all our assets. Circumstances could arise under which the interests of the Morgan Stanley Funds could be in conflict with the interests of our other stockholders.

        Morgan Stanley and a new independent private equity firm, Metalmark Capital LLC, led by Howard Hoffen and senior members of Morgan Stanley Capital Partners, including Eric Fry and Michael Hoffman, have agreed that an affiliate of Metalmark Capital LLC will manage MSCP IV and certain of its related funds on a sub-advisory basis. This sub-advisory relationship is expected to commence in the third quarter of 2004. As a result of such agreement, Metalmark Capital LLC may be deemed to control our management and policies.

  Certain of our underwriters may have conflicts of interest because an affiliate of one of the underwriters will receive part of the proceeds of this offering and because affiliates of another of the underwriters own a majority of our outstanding common shares.

        One of the representatives of the underwriters—Banc of America Securities LLC—is affiliated with a lender under our credit facilities. We expect to use substantially all of the net proceeds of this offering to repay outstanding indebtedness under our credit facilities, including approximately $2.3 million that will be payable with respect to indebtedness owed to Bank of America, N.A., an affiliate of Banc of America Securities LLC. As a result, this underwriter may have a conflict of interest.

        In addition, another of the representatives of the underwriters—Morgan Stanley & Co. Incorporated—may have a conflict of interest because of the ownership of a majority of our outstanding common shares by the Morgan Stanley Funds.

  We are a "controlled company" for purposes of the New York Stock Exchange listing requirements and therefore will opt out of certain corporate governance requirements.

        Because Morgan Stanley Dean Witter Capital Partners IV, L.P., one of the Morgan Stanley Funds, which we refer to as MSCP IV, and our other existing institutional stockholders, will continue to hold more than 50% of the voting power of EnerSys after giving effect to the offering, we are a "controlled company" for purposes of the New York Stock Exchange listing requirements. As such, we have opted out of several of the NYSE's corporate governance requirements. Among other things, this means that our Board of Directors, our compensation committee and our nominating and corporate governance committee are not required to be independent. Morgan Stanley is acting as one of the representatives of the underwriters of this offering.

  If a significant number of shares of our common stock are sold into the market following this offering, the market price of our common stock could significantly decline, even if our business is doing well.

        If a trading market develops for our common stock, the Morgan Stanley Funds, investment funds affiliated with J.P. Morgan, which we refer to as the J.P. Morgan Funds, certain entities affiliated with GM, which we refer to as the GM Stockholders, and Messrs. Craig, Philion, McManus, Zuidema and Shea, who will collectively own 72.8% of our shares upon completion of the offering, may elect to sell their shares of our common stock or exercise their stock options in order to sell the stock underlying their options. Sales of a substantial number of shares of our common stock in the public market after this offering could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. Officers, directors, stockholders and optionholders owning substantially all of our shares, have agreed, subject to exceptions, that, without the prior written consent of the underwriters, they will not, directly or indirectly, sell any of these shares or exercise any of their options for 180 days after the date of this prospectus, subject to certain extensions. These agreements, however, can be waived by Morgan Stanley and Lehman Brothers in their sole discretion.

  Our stock price could be volatile and your investment in our common stock could suffer a decline in value.

        There currently is no public market for our common stock. An active trading market for our common stock may not develop. If a trading market does develop, our stock price could be volatile. You may be unable to resell the common stock you buy at or above the initial public offering price. We will establish the initial public offering price through our negotiations with the representatives of the underwriters. You should not view the price they and we establish as any indication of the price that will prevail in the trading market.

  The price at which shares of common stock are sold in the offering is significantly higher than our net tangible book value per share.

        The public offering price of our shares of common stock is significantly higher than the net tangible book value per share of our common stock. Purchasers of our common stock in this offering will experience immediate and substantial dilution in pro forma net tangible book value of $15.25 per share. Additional book value dilution is likely to occur upon the exercise of options. To the extent we raise additional capital by issuing equity securities, our stockholders may experience further substantial book value dilution.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

        We have made forward-looking statements in this prospectus, primarily in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities and the effects of future regulation and competition. Generally, you can identify these statements because they use words like "anticipates," "believes," "estimates," "expects," "future," "intends," "plans" or the negative of such terms or similar terms. These statements are only our current expectations. They are based on our management's beliefs and assumptions and on information currently available to our management.

        Forward-looking statements involve risks, uncertainties and assumptions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this prospectus and other unforeseen risks. You should not put undue reliance on any forward-looking statements.

        We undertake no obligation to update forward-looking statements after we distribute this prospectus except as may be required under the federal securities laws.

USE OF PROCEEDS

        We estimate that the net proceeds of the sale of the 12,500,000 shares of common stock that we are selling in this offering will be $181.5 million, based on an assumed initial public offering price of $16 per share, the mid-point of the range on the front cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that we will receive net proceeds of $209.5 million.

        We currently anticipate that we will use approximately $122.4 million of the net proceeds to prepay the entire principal, interest and prepayment penalty due on our $120.0 million senior second lien term loan and approximately $59.1 million to prepay a portion of the $379.0 million currently outstanding under our senior secured term loan B. We entered into the $120.0 million senior second lien term loan and the $380.0 million senior secured term loan B on March 17, 2004. The principal of the senior second lien term loan is due in a single installment on March 17, 2012, and bears interest either at a LIBOR rate plus 5% or a floating base rate determined by the lender plus 4%. The principal of the senior secured term loan B is subject to scheduled quarterly amortization of 0.25% of the initial principal amount, payable in arrears, for the first 6.75 years, and 93.25% of the initial principal in the final quarter of the seventh year, and bears interest either at a LIBOR rate plus a variable interest rate margin or a floating base rate determined by the lender plus a variable interest rate margin.

        We used the proceeds of these loans to refinance substantially all of our existing debt and pay accrued interest in the aggregate amount of $219.0 million, to pay fees and expenses of $11.0 million in connection with the new credit facilities and to make a cash payment in the aggregate amount of $270.0 million of which $258.4 million was distributed to our preferred and common stockholders, pro rata in accordance with their stockholdings, and $11.6 million was paid to management in the form of one-time bonuses. The purpose of the bonuses was to treat management equitably with other stockholders, by providing for a cash distribution to each individual based on the aggregate in-the-money value of his or her vested options. For additional information on these credit facilities including their terms and the use of their proceeds, see "Description of our Credit Facilities."

DIVIDEND POLICY

        We do not anticipate declaring or paying any cash dividends in the foreseeable future. The timing and amount of future cash dividends, if any, would be determined by our Board of Directors and would depend upon our earnings, financial condition and cash requirements at the time. See "Description of our Credit Facilities" for a discussion of restrictions in our credit facilities that may limit our ability to pay cash dividends in the future.

        In connection with our recent recapitalization on March 17, 2004, we distributed $258.4 million to our existing stockholders, pro rata on the basis of their relative ownership interests in the company. We do not intend to make similar distributions in the future.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our consolidated capitalization at March 31, 2004:

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  on an actual basis; and

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  as adjusted to give effect to the following:

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  the automatic conversion of all outstanding shares of our preferred stock into 22,018,294 shares of our common stock immediately prior to this offering;

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  the sale of 12,500,000 shares at an assumed initial public offering price of $16 per share, the midpoint of the range on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

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  the use of proceeds to prepay the principal of and accrued interest and prepayment penalty on our $120.0 million senior second lien term loan and approximately $59.1 million to prepay a portion of the amount outstanding under our $380.0 million senior secured term loan B.

        You should read this table in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	March 31, 2004
	Actual	As Adjusted
	(In thousands)
Cash and cash equivalents	$17,207	$17,207

Debt
Revolving credit facility	—	—
Senior secured term loan B	380,000	320,900
Senior second lien term loan	120,000	—
Capital lease and other obligations	11,303	11,303

Total debt	511,303	332,203
Stockholders' equity
Preferred Stock, 665,883 shares outstanding as of March 31, 2004; 0 shares, as adjusted; par value $0.01 per share.	7	—
Common Stock, 11,014,421 shares outstanding as of March 31, 2004, 45,532,715 shares, as adjusted, par value $0.01 per share.	110	455
Paid-in-capital	188,766	369,928
Retained earnings (deficit)	(8,839)	(13,027)
Accumulated other comprehensive income	59,258	59,258

Total stockholders' equity	239,302	416,614

Total capitalization	$750,605	$748,817

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        Our audited consolidated financial statements for fiscal 2004 are included elsewhere in this prospectus. The unaudited pro forma consolidated financial information presented herein should be read together with those financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        The unaudited pro forma consolidated financial information has been provided to enable readers to understand our historical financial results in relation to our recent recapitalization that occurred on March 17, 2004, and the sale of our common stock offered by this prospectus.

        Our historical March 31, 2004, balance sheet already reflects the financial impact of the recapitalization. We prepared the unaudited consolidated pro forma balance sheet to reflect the offering as if it had occurred on March 31, 2004. We prepared the unaudited pro forma consolidated statements of operations to reflect the recapitalization and the offering of our common stock as if such events had occurred on April 1, 2003.

        The pro forma consolidated balance sheet data at March 31, 2004, and statement of operations data for fiscal 2004, give effect to the recapitalization, the sale of 12,500,000 shares of our common stock at an assumed public offering price of $16 per share and the conversion of our preferred stock into 22,018,294 shares of our common stock immediately prior to this offering, along with the anticipated use of the estimated proceeds from this offering to prepay indebtedness and for other general corporate purposes.

        We have excluded $18.6 million of special charges, which includes $6.6 million in deferred finance costs, $11.6 million in one-time bonus payments to management and a related $0.4 million payroll charge in connection with the recapitalization, from our pro forma results of operations for fiscal 2004. For additional information on these one-time bonus payments, see "Use of Proceeds" and "Management—Executive Compensation."

        Certain information normally included in financial statements prepared in accordance with generally accepted accounting principles in the U.S. has been omitted pursuant to the rules and regulations of the SEC. The pro forma consolidated statement of operations data for fiscal 2004 are not necessarily indicative of results that would have occurred had the recapitalization and this offering been completed on April 1, 2003, and should not be construed as being representative of future results of operations. Likewise, the pro forma consolidated balance sheet data at March 31, 2004, is not necessarily indicative of our financial position at March 31, 2004, had the offering been completed on March 31, 2004.

	Fiscal Year Ended March 31, 2004
	Historical	Recapitalization adjustments		Pro forma for recapitalization	Offering adjustments		Pro forma for recapitalization and as adjusted for offering(8)
	(unaudited)
	(in thousands, except per share data)
Pro Forma Consolidated Statement of Operations:
Net sales	$969,079	$—		$969,079	$—		$969,079
Cost of goods sold	722,825	—		722,825	—		722,825

Gross profit	246,254	—		246,254	—		246,254
Operating expenses	170,412	—		170,412	—		170,412
Special charges relating to restructuring, bonuses and uncompleted acquisitions	21,147	(12,052	)(1)	9,095	—		9,095
Amortization expense	51	—		51	—		51

Operating earnings	54,644	12,052		66,696	—		66,696
Interest expense	20,343	11,034	(2)	31,377	(9,987)	(5)	21,390
Special charges relating to a settlement agreement and write-off of deferred finance costs	30,974	(6,569	)(3)	24,405	—		24,405
Other (income) expense, net	(4,466)	—		(4,466)	—		(4,466)

Earnings before income taxes	7,793	7,587		15,380	9,987		25,367
Income tax expense	2,957	2,807	(4)	5,764	3,696	(6)	9,460

Net earnings	$4,836	$4,780		$9,616	$6,291		$15,907
Series A convertible preferred stock dividend	(24,689)	—		(24,689)	24,689		—

Net (loss) earnings available to common stockholders	$(19,853)	$4,780		$(15,073)	$30,980		$15,907

Net earnings (loss) per share
Basic	$(1.80)			$(1.37)			$0.36
Diluted	$(1.80)			$(1.37)			$0.36
Weighted average shares outstanding
Basic	11,014,421			11,014,421			43,955,941	(7)
Diluted	11,014,421			11,014,421			44,550,718
Pro forma (loss) earnings per share(9)
Basic	$(0.73)			$(0.55)
Diluted	$(0.73)			$(0.55)
Pro forma weighted average shares(9)
Basic	27,162,421			27,162,421
Diluted	27,162,421			27,162,421

(1)
Amount represents the elimination of compensation expense of $12.0 million, before taxes, incurred in connection with the March 17, 2004 recapitalization. For additional information on this payment, see "Use of Proceeds" and "Management—Executive Compensation."

(2)
Amount represents a net increase in interest expense of $11.0 million, before taxes, associated with the increased debt from the recapitalization, including $1.6 million of amortization for the increased deferred finance costs and the elimination of $2.0 million in amortization of deferred finance costs from the previous credit facility. For purposes of this calculation, the interest rates used were the actual rates (an average 4.8%) that existed at March 31, 2004.

(3)
Amount represents the elimination of special charges, before taxes, of $6.6 million in deferred finance costs related to the early extinguishment of debt in connection with the March 17, 2004 recapitalization.

(4)
Amount represents the income tax expense from (1), (2) and (3) above at our current 37% effective tax rate.

(5)
Amount represents reduced interest expense, before taxes, resulting from the anticipated use of the estimated proceeds from this offering to repay certain debt, of $2.0 million from a reduction of $59.1 million of senior secured term loan B, of $7.3 million from repayment of $120.0 million of senior second lien term loan and of $0.6 million reduction in amortization of deferred finance costs related to the debt that will be prepaid with the use of proceeds. For purposes of this calculation, the interest rates used were the actual rates (an average 4.6%) that existed at March 31, 2004.

(6)
Amount represents the income tax expense from (5) above at our current 37% effective tax rate.

(7)
Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds will be used to repay any debt as reflected in the pro forma adjustments. Therefore, pro forma weighted average shares for purposes of the unaudited pro forma basic earnings per share calculation consist of approximately 11,014,421 shares of common stock and 20,441,520 shares of converted preferred stock outstanding prior to this offering and 12,500,000 shares of our common stock being offered hereby.

(8)
We expect to incur $2.4 million ($1.5 million net of tax benefit at our current 37% effective tax rate) of prepayment penalty and the write-off of deferred finance costs of $4.2 million ($2.7 million net of tax benefit at our current 37% effective tax rate) as a result of the offering. These expenses have been excluded from the pro forma statements of operations.

(9)
Reflects pro forma share data giving effect to the increase of 16,148,000 shares, which represents the number of shares that, when multiplied by an assumed offering price of $16, is sufficient to replace the capital in excess of earnings as a result of the distribution to stockholders of $258.4 million in connection with our recapitalization.

	As of March 31, 2004
	Historical	Offering adjustments			Pro forma as adjusted for offering
	(unaudited) (in thousands)
Pro Forma Consolidated Balance Sheet:
Assets
Current assets:
Cash and cash equivalents	$17,207	$			$17,207
Accounts receivable, net	227,752				227,752
Inventories, net	131,712				131,712
Deferred taxes	24,616				24,616
Prepaid expenses	17,873				17,873
Other current assets	4,543				4,543

Total current assets	423,703				423,703
Property, plant, and equipment, net	284,850				284,850
Goodwill	306,825				306,825
Other intangible assets, net	75,495				75,495
Deferred taxes	26,025				26,025
Other	34,170		(4,248	)(1)	29,922

Total assets	$1,151,068		$(4,248)		$1,146,820

Liabilities and stockholders' equity
Current liabilities:
Short-term debt	$2,712	$			$2,712
Current portion of long-term debt	7,014		(591	)(2)	6,423
Current portion of capital lease obligations	2,150				2,150
Accounts payable	113,043				113,043
Accrued expenses	163,717		(2,460	)(3)	161,257
Deferred taxes	340				340

Total current liabilities	288,976		(3,051)		285,925
Long-term debt	496,200		(178,509)	(2)	317,691
Capital lease obligations	3,227				3,227
Deferred taxes	60,952				60,952
Other	62,411				62,411

Total liabilities	911,766		(181,560)		730,206
Stockholders' equity:
Preferred Stock	7		(7	)(4)	—
Common Stock	110		220	(4)
			125	(5)	455
Paid-in capital	188,766		181,162	(4)(5)	369,928
Retained earnings (deficit)	(8,839)		(1,512	)(6)
			(2,676	)(6)	(13,027)
Accumulated other comprehensive income	59,258				59,258

Total stockholders' equity	239,302		177,312		416,614

Total liabilities and stockholders' equity	$1,151,068		$(4,248)		$1,146,820

(1)
Amount represents the deferred finance costs associated with the prepayment of debt.

(2)
Amounts represent the use of proceeds from this offering to prepay certain indebtedness.

(3)
Amount represents the reduction in accrued taxes attributed to the tax benefit on the prepayment penalty ($0.9 million) and write-off of deferred finance costs ($1.5 million).

(4)
Amount reflects the conversion of 772,572 shares of our preferred stock which represents the issuance amount plus a cumulative amount from the date of issuance to the date of conversion at a rate of 7.5% per year, compounded quarterly, and converted at a 28.5-for-1 ratio into 22,018,294 shares of common stock immediately prior to this offering.

(5)
Amount represents the sale of 12,500,000 shares of common stock in this offering at an assumed initial public offering price of $16 per share, less related estimated expenses of $18.5 million, for net proceeds of $181.5 million.

(6)
Amount represents the $2.4 million ($1.5 million of tax benefit) prepayment penalty and $4.2 million ($2.7 million net of tax benefit) deferred finance costs associated with the prepayment of debt.

DILUTION

        At March 31, 2004, our net tangible book value (deficit) was $(143.0) million, or $(12.98) per share of common stock. Net tangible book value (deficit) per share is equal to our stockholders' equity (deficit) less goodwill and other intangible assets, divided by the total number of outstanding shares of our common stock. After giving effect to the sale of the shares of our common stock offered by us at an assumed initial public offering price of $16 per share, the mid-point of the range on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the anticipated application of the proceeds from the offering, our net tangible book value at March 31, 2004, would have been $34.3 million, or $0.75 per share. This represents an immediate increase in net tangible book value of $13.73 per share to existing stockholders and an immediate dilution of $15.25 per share to new investors purchasing shares of our common stock in this offering.

        The following table illustrates the dilution per share:

Assumed initial public offering price per share		$16.00
Net tangible book value (deficit) per share at March 31, 2004 before giving effect to the offering and conversion of all of our outstanding preferred stock	$(12.98)
Increase in net tangible book value per share attributable to new investors purchasing shares in the offering before giving effect to conversion of all of our outstanding preferred stock	14.44
Decrease in net tangible book value per share attributable to conversion of all outstanding shares of preferred stock	(0.71)

Net tangible book value per share after giving effect to the offering		0.75

Dilution in net tangible book value per share to new investors		$15.25

        If the underwriters exercise their over-allotment option in full, the net tangible book value per share after giving effect to the offering would be $1.31 per share. This represents an increase in net tangible book value of $14.29 per share to existing stockholders and dilution in net tangible book value of $14.69 per share to new investors.

        The following table summarizes, as of March 31, 2004, the differences between the number of shares of common stock purchased from us, the total effective cash consideration and the average price per share paid by the existing stockholders and by the new investors purchasing stock in the offering at an assumed initial offering price of $16 per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

			Total effective cash consideration
	Shares purchased
						Average price per share
	Number	Percentage	Amount		Percentage
Existing stockholders	33,032,715	72.5%	$188,766,000	(1)	49.1%	$5.71
New investors	12,500,000	27.5	200,000,000		52.0	16.00

Total	45,532,715	100.0%	$388,766,000		100.0%	$8.54

(1)
The total effective cash consideration paid by existing stockholders was $447.1 million. The amount shown gives effect to the distribution of $258.4 million to existing stockholders as a return of capital in our recent recapitalization.

        If the underwriters exercise their over-allotment option in full, our existing stockholders would own 69.9% and our new investors would own 30.1% of the total number of shares of our common stock outstanding after this offering.

        The preceding discussion and table assumes no exercise of:

  •
  Stock options for 7,334,398 shares issuable upon exercise of outstanding options as of March 31, 2004, under our stock option plans at a weighted average exercise price of $13.63 per share;

  •
  Stock options for 1,000,000 shares available for future grant or issuance under our 2004 Equity Incentive Plan, and

  •
  1,000,000 shares issuable pursuant to our Employee Stock Purchase Plan.

        To the extent that any options are exercised, there will be further dilution to new investors. If all of our outstanding options as of March 31, 2004, had been exercised, the pro forma net tangible book value per share after this offering would have been $2.54 per share, representing an increase in pro forma net tangible book value of $15.52 per share to existing stockholders and a dilution in the pro forma net tangible book value of $13.46 per share to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following tables set forth certain selected consolidated financial and operating data. We were incorporated in October 2000 for the purpose of acquiring the Yuasa Inc. industrial battery business from Yuasa Corporation (Japan) and did not have any operations prior to October 1, 2000. Selected consolidated financial data for the periods prior to October 1, 2000, are derived from the consolidated financial statements of Yuasa Inc., which we refer to as the Predecessor Company. The summary consolidated financial data presented below for the three-year period ended March 31, 2004, and the balance sheet data at March 31, 2002, 2003 and 2004, have been derived from our consolidated financial statements which have been audited by Ernst & Young LLP, our independent registered public accounting firm. The summary consolidated financial data presented below as of and for the six months ended March 31, 2001 have been derived from audited financial statements that are not included in this prospectus. The summary consolidated financial data presented below as of and for the fiscal year ended March 31, 2000, and as of and for the six months ended September 30, 2000, have been derived from unaudited financial statements that are not included in this prospectus. You should read the selected financial data presented below in conjunction with our consolidated financial statements and the notes to our consolidated financial statements included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Fiscal Year Ended March 31,	Six Months Ended September 30,	Six Months Ended March 31,	Fiscal Year Ended March 31,
	2000	2000	2001	2002	2003	2004
	(Predecessor Company)		(EnerSys)
	(in thousands, except per share amounts)
Consolidated Statement of Operations:(1)
Net sales	$385,124	$228,295	$233,051	$339,340	$859,643	$969,079
Cost of goods sold	294,899	175,457	173,146	271,596	653,998	722,825

Gross profit	90,225	52,838	59,905	67,744	205,645	246,254
Operating expenses	57,923	32,774	30,795	53,463	150,618	170,412
Special charges relating to restructuring, bonuses and uncompleted acquisitions	—	—	—	63,345	—	21,147
Amortization(2)	4,052	1,774	2,373	51	51	51

Operating earnings (loss)	28,250	18,290	26,737	(49,115)	54,976	54,644
Interest expense	10,582	5,633	7,667	13,294	20,511	20,343
Special charges relating to a settlement agreement and write-off of deferred finance costs	—	—	—	—	—	30,974
Other expense (income), net	384	368	264	1,744	(742)	(4,466)

Earnings (loss) before income taxes	17,284	12,289	18,806	(64,153)	35,207	7,793
Income tax expense (benefit)	6,970	4,967	8,351	(22,171)	12,355	2,957

Net earnings (loss)	$10,314	$7,322	$10,455	$(41,982)	$22,852	$4,836
Series A convertible preferred stock dividends	—	—	—	(13)	(24,057)	(24,689)
Net (loss) earnings available to common stockholders	—	—	—	$(41,995)	$(1,205)	$(19,853)

Net earnings (loss) per share
Basic				$(3.81)	$(0.11)	$(1.80)
Diluted				(3.81)	(0.11)	(1.80)
Weighted average shares outstanding
Basic				11,014,421	11,014,421	11,014,421
Diluted				11,014,421	11,156,267	11,014,421
	Fiscal Year Ended March 31,	Six Months Ended September 30,	Six Months Ended March 31,	Fiscal Year Ended March 31,
	2000	2000	2001	2002	2003	2004
	(Predecessor Company)		(EnerSys)
	(in thousands)
Consolidated cash flow data: (3)
Net cash provided by operating activities	n/a	n/a	$30,269	$21,068	$55,438	$39,192
Net cash used in investing activities	n/a	n/a	(15,965)	(335,951)	(12,923)	(26,981)
Net cash (used in) provided by financing activities	n/a	n/a	(7,303)	314,795	(8,209)	(39,989)
Other Operating Data:(1)
Capital expenditures	$16,796	$10,317	$16,049	$12,944	$23,623	$28,580
EBITDA(4)	45,692	25,596	35,715	(39,563)	91,651	65,175
Special charges related to restructuring, bonuses, uncompleted acquisitions, a settlement agreement and write-off of deferred finance costs(5)	—	—	—	63,345	—	52,121

	As of March 31,
	2000	2001	2002	2003	2004
	(Predecessor Company)	(EnerSys)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$199	$9,135	$9,075	$44,296	$17,207
Working capital	17,081	52,776	104,418	135,356	134,727
Total assets	244,808	445,002	978,889	1,075,808	1,151,068
Total debt	99,788	152,003	253,394	252,162	511,303
Preferred stock	—	—	7	7	7
Total stockholders' equity	$69,427	$172,362	$414,847	$465,747	$239,302

(1)
Includes the results of operations of ESG for the full years for fiscal 2003 and fiscal 2004, but only for nine days in fiscal 2002.

(2)
If SFAS No. 142, "Goodwill and Other Intangible Assets," had been adopted as of April 1, 1999, the absence of goodwill amortization would have increased the net earnings for the fiscal year ended March 31, 2000, six months ended September 30, 2000, and six months ended March 31, 2001, by approximately $1,847, $780 and $2,365, respectively.

(3)
Information not available for fiscal 2000 and the first six months of 2001.

(4)
EBITDA is defined as earnings before interest expense, income tax expense, depreciation and amortization. EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered an alternative to net income or any other measure of performance under accounting principles generally accepted in the United States as a measure of performance or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under generally accepted accounting principles. Some of these limitations are:

  •
  it does not reflect our cash expenditures for capital expenditures or contractual commitments;

  •
  it does not reflect the impact of changes in effective tax rates or the use of net operating losses;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will have to be replaced and EBITDA does not reflect the cash requirements for such replacements;

  •
  it does not reflect changes in, or cash requirements for, our working capital requirements; and

  •
  it does not reflect the cash necessary to make payments of interest or principal on our indebtedness.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying on our GAAP results as well as on our EBITDA and by carefully budgeting our projected cash requirements for debt service, capital expenditures, working capital and taxes. Our calculation of EBITDA may be different from the calculations used by other companies, and therefore comparability may be limited. Certain financial covenants in our senior secured credit facility and our senior second lien credit facility are based on EBITDA, subject to adjustments, and therefore EBITDA for purposes of these financial covenants is calculated differently from EBITDA as shown above. Depreciation and amortization in the table excludes amortization of deferred financing costs, which is included in interest expense.

        The following table provides a reconciliation of EBITDA to net earnings (loss):

	Fiscal Year Ended March 31,
	2002	2003	2004
	(in thousands)
EBITDA	$(39,563)	$91,651	$65,175
Depreciation and amortization	11,296	35,933	37,039
Interest expense	13,294	20,511	20,343
Income tax (benefit) expense	(22,171)	12,355	2,957

Net (loss) earnings	$(41,982)	$22,852	$4,836

We have included EBITDA primarily as a performance measure because management uses it as a key measure of our performance and ability to generate cash necessary to meet our future requirements for debt service, capital expenditures, working capital and taxes. Management also uses EBITDA to measure our compliance with important financial covenants under our credit facilities and to analyze our performance against our key public-company competitors, recognizing that the different ways in which different companies calculate EBITDA limits its usefulness as a measure of comparability.

(5)
Special charges are discussed in detail in the notes to our consolidated financial statements and in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The fiscal 2002 charges were primarily for the closures of a plant and certain other locations in the U.S. and our South American operations. The charges in fiscal 2004 related primarily to a settlement with Invensys, the recapitalization in March 2004 and costs of uncompleted acquisition attempts.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of our operations should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy, constitutes forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements" and "Risk Factors" for more information.

Introduction

  Overview

        We manufacture, market and distribute reserve power and motive power lead-acid industrial batteries and related products such as chargers, power equipment and battery accessories. We also provide related after-market and customer-support services for lead-acid industrial batteries. We market and sell our products globally in more than 100 countries to over 10,000 customers through a network of distributors, independent representatives and an internal sales force. For fiscal 2004, we derived approximately 70% of our revenue from our internal sales force. No single customer accounts for greater than 6% of our consolidated revenue.

        We have two business segments: reserve power and motive power. Net sales classifications by segment are as follows:

  •
  Reserve power batteries are used to provide backup power for the continuous operation of critical telecommunications and uninterruptible power systems during power disruptions.

  •
  Motive power batteries are used to power mobile manufacturing, warehousing and other ground handling equipment, primarily electric industrial forklift trucks.

        We evaluate business segment performance based primarily upon operating earnings, exclusive of restructuring charges and unusual and special charge items. All other corporate and centrally incurred regional costs are allocated to the business segments based principally on net sales. We evaluate business segment cash flow and financial position performance based primarily upon capital expenditures and primary working capital levels. Primary working capital for this purpose is trade accounts receivable, plus inventories, minus trade accounts payable and the resulting net amount is divided by the trailing three month net sales (annualized) for the respective business segment or reporting location, to derive a primary working capital percentage ratio. Although we monitor the three elements of primary working capital (receivables, inventory and payables), our primary focus is on the total amount. Primary working capital was $201.0 million (yielding a primary working capital percentage ratio of 21.8%) at March 31, 2003, and $246.4 million (yielding a primary working capital percentage ratio of 22.4%) at March 31, 2004. Since fiscal 2003 was the first full year after the ESG acquisition, prior comparative figures for primary working capital are not meaningful. We closely manage our level of working capital due to the significant impact it has on cash flow and, as a result, our level of debt. Lastly, on a consolidated basis, we review short- and long-term debt levels, on a daily basis, with corresponding leverage ratios monitored, primarily using debt to EBITDA ratios, excluding special charges. EBITDA is earnings before interest, income taxes, depreciation and amortization. Special charges are expenses not normally incurred in the day-to-day operations of our business and, in our opinion, are not indicative of our core operating performance. Examples include charges incurred in fiscal 2002 to restructure the predecessor company operations and charges incurred in fiscal 2004 associated with the costs of uncompleted acquisition attempts, an omnibus settlement with Invensys and costs in connection with a recapitalization transaction.

        We operate and manage our business in three primary geographic regions of the world—the Americas, Europe and Asia. Our business is highly decentralized with 19 manufacturing locations throughout the world. Over half of our net sales for fiscal 2003 and fiscal 2004 were generated outside of

North America. Approximately half of our manufacturing and distribution facilities are located outside of the U.S. See "Risk Factors—Risks Relating to Our Business" and "Business—Facilities." Our international operations may be adversely affected by actions taken by foreign governments or other forces or events over which we may have no control. Our management structure and financial reporting systems, and associated internal controls and procedures, are all consistent with our two business segments and three geographic regions in which we operate. We report on a March 31 fiscal year.

        Our financial results are largely driven by the following factors:

  •
  general cyclical patterns of the industries in which our customers operate;

  •
  changes in our market share in the business segments and regions where we operate;

  •
  changes in our selling prices and, in periods when our product costs increase, our ability to raise our selling prices to pass such cost increases through to our customers;

  •
  the extent to which we are able to efficiently utilize our global manufacturing facilities and optimize their capacity;

  •
  the extent to which we can control our fixed and variable costs, including those for our raw materials, manufacturing and distribution, operating activities and interest; and

  •
  changes in our short- and long-term debt levels and changes in the floating interest rates under our credit facilities.

        In fiscal 2004, approximately one-third of our total costs were fixed and two-thirds were variable. We include within variable costs that portion of overhead, labor and benefits which we believe we can reduce in a normal business environment in response to a decline in sales.

        Starting in fiscal 2002, the telecommunications industry dramatically reduced building new systems in response to massive overcapacity. Additionally, in fiscal 2002 and fiscal 2003 the global economy was weak. These conditions combined to produce excess capacity in some sectors of our industry, driving consolidation among industrial battery purchasers. Several of our competitors experienced financial difficulties. As a result, we have been subjected to continual and significant pricing pressures over the past several years. We anticipate heightened competitive pricing pressure as Chinese and other foreign producers, able to employ labor at significantly lower costs than producers in the U.S. and Western Europe, expand their export capacity and increase their marketing presence in our major U.S. and European markets. Our ability to maintain and improve our operating margins has depended, and continues to depend, on our ability to control our costs and maintain our pricing. As a result, our business strategy has been highly focused on increasing our market share, tightly controlling capital expenditures and cash and reducing our costs.

  Our Corporate History

        There have been several key stages in the development of our business, which explain to a significant degree our results of operations over the past four years.

        We were formed in late 2000 by Morgan Stanley Capital Partners and the management of Yuasa Inc. to acquire the industrial battery business of Yuasa Corporation (Japan) in North and South America. Our reported results for the period prior to the acquisition of this business reflect the operations of the predecessor company to the business we acquired.

        In addition, our results of operations for the past three fiscal years have been significantly affected by our acquisition of ESG on March 22, 2002. This acquisition more than doubled our size. Our results of operations for fiscal 2002 include ESG for only nine days, while our results for fiscal 2003 and 2004 include ESG for the full fiscal year. Giving effect to the ESG acquisition, as if it occurred at the beginning of fiscal 2002, pro forma net sales and net loss would have been $897.5 million and $36.4 million, respectively. We incurred special charges of $63.3 million in fiscal 2002, as discussed under "Consolidated fiscal year ended

March 31, 2003, compared to fiscal year ended March 31, 2002, statement of operations highlights—Special Charges." These charges adversely affected our reported results.

        Our successful integration of ESG provided global scale in both the reserve and motive power markets. The ESG acquisition also provided us with a further opportunity to reduce costs and improve operating efficiency that, among other initiatives, led to closing underutilized manufacturing plants, distribution facilities, sales offices and eliminating other redundant costs, including staff. As noted above, we recorded a $63.3 million special charge in fiscal 2002 associated with this business activity and strategy.

        The cash purchase price for ESG was approximately $363 million and was financed by convertible preferred stock of $283 million, a seller note of $58.3 million and additional borrowings. We acquired net assets of approximately $363 million, which included goodwill of approximately $172 million. On March 17, 2004, we refinanced the ESG acquisition debt and completed a recapitalization transaction in which we entered into a new $600 million financing arrangement, consisting of a $100 million senior secured revolving credit facility, a $380 million senior secured term loan B and a $120 million senior second lien term loan. We will repay the $120 million senior second lien term loan and a portion of the $380 million senior secured term loan B with a portion of the proceeds of this offering. We used $500 million of the proceeds of these credit facilities to repay existing debt and accrued interest of $219 million, to fund a cash payment of $270 million to our existing stockholders and management and to pay transaction costs of $11 million.

        Our historical consolidated financial statements show our result of operations as a private company. After completion of this offering, we will be a public company, and we estimate that the incremental costs of complying with our new public company reporting obligations will be approximately $5 million per year.

  Market and Economic Conditions

        Our operating results are directly affected by the general cyclical pattern of the industries in which our major customer groups operate. For example, the significant capital expenditures made by the telecommunications industry during the period from fiscal 1999 through fiscal 2001 drove demand for our reserve power products, as numerous companies expanded their systems and installed standby backup battery power systems. However, the demand for our reserve power systems declined when the telecommunications industry significantly reduced building new systems in response to massive overcapacity.

        Both our reserve power and motive power segments are heavily dependent on the end markets they serve, and our results of operations will vary depending on the capital expenditure environment in these markets. In addition, general economic conditions in the U.S. and international markets in which we and our customers operate also affect demand for our products. Sales of our motive power products, for example, depend significantly on demand for new electric industrial forklift trucks, which in turn depends on end-user demand for additional motive capacity in their distribution and manufacturing facilities. The overall economic conditions in the markets we serve can be expected to have a material effect on our results of operations.

        In fiscal 2003, market and economic conditions stabilized, the euro strengthened on average for the year by 14% against the dollar and our cost reduction initiatives yielded savings. In fiscal 2004, market and economic conditions generally were stable and began improving, particularly in the second half of the fiscal year in the Americas and Asia. See "Quarterly Information." In fiscal 2004, excluding special charges, earnings and operating cash flow increased as sales (excluding the effect of foreign currency translation) increased approximately 4%, the euro strengthened on average for the year by 18% against the dollar and cost reduction programs yielded additional savings.

        In late fiscal 2004, our primary raw materials costs began increasing significantly, with the cost of lead, our most significant raw material, increasing in the spot market approximately 30% in the fourth quarter of fiscal 2004 over the prior fiscal quarter. We anticipate our average cost of lead in fiscal 2005 will be substantially higher than in fiscal 2004. We notified our customers of a series of list price increases totaling approximately 5% in late fiscal 2004 that will increase our battery selling prices during fiscal 2005 if these increases are accepted by our customers. We cannot assure you that our price increases will be accepted by the industry. Further cost-reduction programs have been identified that we anticipate will partially offset rising raw materials costs. If lead prices for fiscal 2004 remain at their current level, and if we are unable to adjust our pricing to accommodate increased lead costs, we would experience a significant decline in operating earnings in fiscal 2005.

        Cost savings programs are and have been a continuous element of our business strategy and are directed primarily at further reductions in plant manufacturing (labor and overhead) and raw materials costs. Numerous individual cost savings opportunities are identified and evaluated by management with a formal selection and approval process that results in an ongoing list of cost savings projects to be implemented. In certain cases, projects are either modified or abandoned during their respective implementation phases. In order to realize cost savings benefits for a majority of these initiatives, costs are incurred either in the form of capital expenditures, funding the cash obligations of previously recorded restructuring expenses or current period expenses. During fiscal 2004, approximately $10 million of capital expenditures, to be incurred throughout the respective implementation phases of our various cost savings initiatives, were approved, and we funded approximately $7.7 million of cash obligations associated with previously recorded restructuring activities. Current period expenses were not significant during fiscal 2004.

  Components of Revenue and Expense

        Net sales include: the invoiced amount for all products sold and services provided; freight costs, when paid for by our customers; less all related allowances, rebates, discounts and sales, value-added or similar taxes.

        Cost of goods sold includes: the cost of material, labor and overhead; the cost of our service businesses; freight; warranty and other costs such as distribution centers; obsolete or slow moving inventory provisions; and certain types of insurance.

        For fiscal 2004, we estimate that raw materials costs comprised approximately one-half of cost of goods sold, that freight and all other, including warranty expense, comprised approximately 11% of cost of goods sold and that the balance was attributable to labor and overhead.

        We employ significant amounts of lead, plastics, steel, copper and other materials in our manufacturing processes. The costs of these raw materials, particularly lead, are volatile and beyond our control. Lead costs increased approximately $7 million in fiscal 2004 as a result of price increases experienced during that year. Lead is our single largest raw material item and the price of lead recently has experienced significant volatility. The highest price for lead during fiscal 2004 was $0.4423 per pound on March 1, 2004, and the highest price for lead since the end of fiscal 2004 was $0.4255 per pound on July 23, 2004. Lead, plastics, steel and copper in the aggregate represent our principal raw materials costs. Volatile raw materials costs can significantly affect our operating results and make period-to-period comparisons difficult. The costs of commodity raw materials such as lead, steel and copper have increased significantly in recent periods. We attempt to control our raw materials costs through strategic purchasing decisions. Where possible, we pass along some or all of our increased raw materials costs to our customers. The following table shows certain average commodity prices for fiscal 2002, 2003 and 2004 and the spot prices as of July 23, 2004:

	Fiscal year ended March 31,
				July 23, 2004
	2002	2003	2004
Lead $/lb.(1)	$0.2159	$0.2053	$0.2773	$0.4255
Steel $/lb.(2)	0.1502	0.1700	0.1688	0.3775
Copper $/lb.(3)	0.7158	0.7074	0.9307	1.2519

(1)
Source: London Metal Exchange

(2)
Source: Nucor Corporation

(3)
Source: Comex for 2002 and 2003 and London Metal Exchange for 2004

        Labor and overhead are primarily attributable to our manufacturing facilities. Labor costs represent the majority of this total category. Overhead includes plant operating costs such as utilities, repairs and maintenance, taxes, supplies and depreciation.

        Operating expenses include all non-manufacturing selling, general and administrative, engineering and other expenses. These include salaries and wages, sales commissions, fringe benefits, supplies, maintenance, general business taxes, rent, communications, travel and entertainment, depreciation, advertising and bad debt expenses.

        Operating expenses in fiscal 2004 were incurred in the following functional areas of our business (as a percent of the total) and are substantially similar in both of our business segments. Approximately 61% of total operating expenses are for staff costs.

Selling	67%
General and administrative	27
Engineering	6

Total	100%

        Special charges are expenses not normally incurred in the day-to-day operations of our business. The special charges recorded in fiscal 2002 related to restructuring, a portion of which resulted from the ESG acquisition. These charges include closure of a redundant U.S. manufacturing facility and terminating non-strategic operations in South America. The special charges recorded in fiscal 2004 related to the settlement with Invensys discussed elsewhere in this prospectus, primarily the early extinguishment of the seller notes that we delivered as part of the consideration for the purchase of ESG in March 2002, as well as costs incurred in connection with our recapitalization in March 2004.

        Other income (expense), net includes non-operating foreign currency transaction gains (losses), fixed asset disposal gains (losses), license fees and rental income. Our exposure to exchange rate fluctuations is largely limited to currency translation gains (losses) reflected on our financial statements. Due to our global manufacturing and distribution footprint, which means that most of our operating costs and revenues are incurred and paid in local currencies, we believe that we have a significant natural hedge against the impact on our business of exchange rate fluctuations.

Results of Operations

  Consolidated fiscal year ended March 31, 2004, compared to fiscal year ended March 31, 2003, statement of operations highlights

	Fiscal 2003		Fiscal 2004		Increase (Decrease)
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Net sales	$859.6	100.0%	$969.1	100.0%	$109.5	12.7%
Cost of goods sold	653.9	76.1	722.8	74.6	68.9	10.5

Gross profit	205.7	23.9	246.3	25.4	40.6	19.7
Operating expenses	150.6	17.5	170.5	17.6	19.9	13.2
Special charges relating to restructuring, bonuses and uncompleted acquisitions	0.0	0.0	21.1	2.2	21.1	n/a
Amortization	0.1	0.0	0.1	0.0	(0.0)	(0.0)

Operating earnings	55.0	6.4	54.6	5.6	(0.4)	(0.7)
Interest expense	20.5	2.4	20.3	2.1	(0.2)	(1.0)
Special charges relating to a settlement agreement and write-off of deferred finance costs	0.0	0.0	31.0	3.2	31.0	n/a
Other (income) expense, net	(0.7)	(0.1)	(4.5)	(0.5)	3.8	n/a

Earnings before income taxes	35.2	4.1	7.8	0.8	(27.4)	(77.8)
Income tax expense	12.3	1.4	3.0	0.3	(9.3)	(75.6)

Net earnings	$22.9	2.7%	$4.8	0.5%	$(18.1)	(79.0)

  Overview

        Our fiscal 2004 results were favorably affected by an improving global economic climate, particularly in the Americas and Asia during the second half of the fiscal year, increased sales (excluding the effect of foreign currency translation) of 4%, savings from cost reduction programs and continued low interest rates. Net earnings were $4.8 million. Comparisons with the prior fiscal year can be misleading, because we incurred no special charges in fiscal 2003 and incurred special charges aggregating $52.1 million in fiscal 2004. In order to make such comparisons more meaningful, we evaluate our performance primarily based on operating earnings without giving effect to special charges and other unusual items. Management believes that it is better able to evaluate performance by focusing on our operations excluding special charges.

        Net sales by geographic region were as follows:

	Fiscal 2003		Fiscal 2004		Increase
	In Millions	% Total Sales	In Millions	% Total Sales	In Millions	%
Europe	$434.5	50.5%	$511.1	52.7%	$76.6	17.6%
Americas	392.0	45.6	408.8	42.2	16.8	4.3
Asia	33.1	3.9	49.2	5.1	16.1	48.6

Total	$859.6	100.0%	$969.1	100.0%	$109.5	12.7

        The net sales growth in Asia and the Americas was primarily driven by sales increases, while the growth in Europe was virtually all attributable to the strengthening of major European currencies, primarily the euro, against the dollar. Pricing was generally stable during fiscal 2004, with the exception of certain reserve power products, particularly in Asia, where pricing declined modestly.

        Operating earnings by geographic region were as follows:

	Fiscal 2003		Fiscal 2004		Increase (Decrease)
	In Millions	As% Net Sales	In Millions	As% Net Sales	In Millions	%
Europe	$26.7	6.1%	$37.0	7.2%	$10.3	38.6%
Americas	24.7	6.3	34.4	8.4	9.7	39.3
Asia	5.7	17.2	4.3	8.7	(1.4)	(24.6)

Subtotal	57.1	6.6	75.7	7.8	18.6	32.6
Eliminations, special charges and other	(2.1)	(0.2)	(21.1)	(2.2)	(19.0)	n/a

Total	$55.0	6.4%	$54.6	5.6%	$(0.4)	(0.7)

        Our fiscal 2004 operating results reflect $21.1 million of special charges. The table above shows our operating earnings by geographic region, excluding special charges, which is how they are evaluated by management, and reconciles these results to our consolidated operating earnings including special charges. The special charges are described in detail below under "Special Charges." Europe accounted for 49% of our operating earnings for fiscal 2004, the Americas for 45% and Asia for 6%. Our operating earnings, giving effect to the special charges, were 0.7% lower than operating earnings for fiscal 2003, but improved significantly when special charges are excluded. This improvement is primarily attributable to a modest improvement in sales, the strong European currencies, primarily the euro, and cost savings programs. Operating earnings margins for fiscal 2004, giving effect to the special charges, decreased by 80 basis points but, excluding special charges, improved 120 basis points primarily as a result of increased sales and cost savings programs.

        In the Americas, operating earnings increased as substantial improvements were achieved in cost reductions and sales increased, particularly in the motive power business. In Europe, operating earnings increased as substantial improvements were achieved in cost reduction and European currencies, primarily the euro, strengthened compared to the dollar. In Asia, operating earnings decreased as pricing in China declined approximately 10% and significant startup costs were incurred in adding sales offices and related costs during the year.

        A discussion of specific fiscal 2004 versus fiscal 2003 operating results follows, including an analysis and discussion of the results of our two business segments.

  Net Sales

	Fiscal 2003		Fiscal 2004		Increase
	In Millions	% Total Sales	In Millions	% Total Sales	In Millions	%
Reserve power	$426.9	49.7%	$480.0	49.5%	$53.1	12.4%
Motive power	432.7	50.3	489.1	50.5	56.4	13.0

Total	$859.6	100.0%	$969.1	100.0%	$109.5	12.7

        Fiscal 2004 sales, excluding the effect of foreign currency translation, increased 3.8% or $32.6 million with the balance of the fiscal 2004 increase of $76.9 million attributable to the strong European currencies, primarily the euro, compared to the dollar. The euro exchange rate to the dollar averaged 1.18 ($ / €) in fiscal 2004 compared to 1.00 ($ / €) in fiscal 2003. Pricing was stable but down slightly for fiscal 2004. Motive power pricing was stable throughout fiscal 2004, with the Americas flat and Europe down approximately 2%. Reserve power pricing was down approximately 1% during fiscal 2004, with the Americas and Europe down slightly and in China down approximately 10%, as competitive factors in China, which recently have stabilized, have driven pricing down over the past two-year period and are now comparable with pricing levels in other regions of the world.

        Fiscal 2004 net sales growth in the Asia reserve power business was very strong with an increase of approximately 49%, based primarily upon a focused expansion of our sales offices and added sales personnel, selected new products and strong market growth in China. We expect the Asian market will continue to grow at a faster rate than other regions of the world for our reserve power products.

        Fiscal 2004 net sales growth, excluding the effect of foreign currency translation, in reserve power and motive power was approximately 3.8% and 4.3%, respectively, compared to fiscal 2003 levels. In reserve power, Asia experienced strong fiscal 2004 growth as previously discussed, with the Americas up approximately 1% and Europe flat over fiscal 2003. In motive power, fiscal 2004 sales, excluding the effect of foreign currency translation, increased approximately 7% in the Americas and 2% in Europe compared to fiscal 2003.

        Our fiscal 2004 sales also benefited from improving economic conditions in the second half of the year, particularly in the Americas and Asia, for many of our end markets applications, such as electric industrial forklift trucks, wireless telecom and aerospace and defense. As further evidence of the improved business climate and its favorable impact on our financial results in the second half of fiscal 2004, the following table shows growth rates in fiscal 2004 compared to fiscal 2003 third and fourth quarters net sales and operating earnings:

	3rd Quarter	4th Quarter	3rd Quarter	4th Quarter
			Excluding Special Charges
Net sales	$253,296	$275,379	$253,296	$275,379
Net sales growth rate	19.0%	19.3%	19.0%	19.3%
Special charges relating to restructuring, bonuses and uncompleted acquisitions	$9,045	$12,052	$—	$—
Operating earnings	$11,953	$12,783	$21,048	$24,835
Operating earnings growth rate	(22.6)%	(26.0)%	36.3%	43.7%
Margin (decrease) increase	(2.6)%	(2.9)%	1.0%	1.5%

  Gross Profit

	Fiscal 2003		Fiscal 2004		Increase
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Gross profit	$205.7	23.9%	$246.3	25.4%	$40.6	19.7%

        The improvement in gross profit was realized by both business segments and was driven primarily by increased net sales and cost savings programs, partially offset by higher raw materials costs in the second half of fiscal 2004. Lead costs increased approximately $7 million in fiscal 2004 as a result of higher prices. Because of these higher costs and price volatility, we have modified and implemented new purchasing initiatives, such as lead tolling arrangements and lead hedging contracts, to mitigate increased raw materials costs. Fiscal 2004 cost savings initiatives improved gross profit, with most savings related to reductions in manufacturing plant costs (labor and overhead), particularly in Europe, and raw materials costs. These cost reduction programs remain a critical element of our business strategy to continue to improve efficiencies, optimize our manufacturing capacity and further reduce our costs. We anticipate fiscal 2005 cost savings program will realize additional savings.

  Operating Expenses

	Fiscal 2003		Fiscal 2004		Increase
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Operating expenses	$150.6	17.5%	$170.4	17.6%	$19.8	13.1%

        Selling expenses, as a percentage of operating expenses, were approximately 64.3% in fiscal 2003 and 66.5% in fiscal 2004. We incurred increased selling expenses in Asia in fiscal 2004 as we expanded our sales locations and personnel in Asia.

  Special Charges

        Included in our fiscal 2004 operating results are $52.1 million of special charges as follows:

	In Millions	Fiscal Quarter Recorded
Recorded as an operating expense:
Special bonus	$12.0	4th
Uncompleted acquisition attempts	6.8	3rd
Restructuring	2.3	3rd

Total operating expense	21.1
Recorded in other non-operating expenses:
Invensys settlement agreement	24.4	3rd
Deferred finance costs	6.6	4th

Total other non-operating expense	31.0

Combined total	$52.1

        The special bonus was paid in connection with the March 17, 2004 recapitalization transaction. As part of the recapitalization transaction, in order to provide liquidity to our existing stockholders, we distributed $258.4 million to our preferred and common stockholders, pro rata in accordance with their stockholdings. In order to treat management equitably with other stockholders, because significant portions of management's equity interests are in the form of options to purchase shares of our common or preferred stock, we made a cash distribution to each individual based on the aggregate in-the-money value of his or her vested options. These one-time bonus payments were made to all members of management who held unexercised options. The aggregate one-time bonus amount was $11.6 million. The special bonus charge also includes $0.4 million in related payroll costs. The amounts paid to our five highest-compensated officers are disclosed in "Management—Executive Compensation."

        The charge for uncompleted acquisitions primarily includes legal and professional fees, and the plant closing costs are related to the final settlement of labor matters from a North American plant closed in fiscal 2002.

        The $24.4 million charge associated with Invensys represents an omnibus settlement that, among other items, repaid seller notes, terminated a battery supply agreement and canceled common stock warrants, all of which were attributable to the ESG acquisition. Approximately $20.0 million of this special charge is attributable to the early extinguishment of the seller notes. The deferred financing costs written off related to debt refinanced in the March 2004 recapitalization.

        In the aggregate, $33.5 million of these special charges were recorded in the third quarter and $18.6 million in the fourth quarter of fiscal 2004. Of the total $52.1 million in special charges, $6.6 million was a non-cash item.

  Operating Earnings

	Fiscal 2003		Fiscal 2004		Increase (Decrease)
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Reserve power	$31.2	7.3%	$38.7	8.1%	$7.5	24.0%
Motive power	23.8	5.5	37.0	7.6	13.2	55.5

Subtotal	55.0	6.4	75.7	7.8	20.7	37.6
Special charges relating to restructuring, bonuses and uncompleted acquisitions	—	—	(21.1)	(2.2)	(21.1)	n/a

Total	$55.0	6.4%	$54.6	5.6%	$(0.4)	(0.7)

        Fiscal 2004 operating earnings decreased 0.7% to $54.6 million while the operating margin decreased by 80 basis points to 5.6%. Fiscal 2004 operating earnings, excluding special charges of $21.1 million, increased 37.6% to $75.7 million while the margin increased 140 basis points to 7.8%. We experienced increases and margin improvements in both segments of our business. This improvement in operating earnings excluding special charges is primarily attributable to increases in sales, cost savings initiatives and the strength of the European currencies, partially offset by higher raw materials costs and increased operating expenses.

  Interest Expense

        Fiscal 2004 interest expense of $20.3 million (net of interest income of $0.3 million) was essentially flat compared to fiscal 2003 of $20.5 million with a lower average interest rate of 5.0% in fiscal 2004 compared to 5.1% in fiscal 2003, and the lower average debt outstanding of $285 million compared to $292 million in fiscal 2003. The average debt outstanding includes the face amount of the discounted seller notes redeemed in December 2003 and borrowings under our accounts receivable financing program. Included in fiscal 2004 interest expense are non-cash charges of $4.9 million compared to $5.2 million in fiscal 2003. This increase is primarily due to the reduction in the non-cash credit in fiscal 2003 associated with our interest rate options, which expired in fiscal 2004, partially offset by a reduction in the charge associated with the accretion expense of the Invensys seller notes. Included in both years is approximately $2 million of amortization of deferred financing costs.

  Other (Income) Expense, Net

        Fiscal 2004 other income of $4.5 million consists primarily of non-operating foreign currency transaction gains of $4.0 million, which is also the primary reason for the significant increase compared to fiscal 2003. This large fiscal 2004 foreign currency transaction gain is primarily attributable to the strengthening of the euro against the dollar for certain debt transactions that occurred during the first and second quarters of fiscal 2004.

  Earnings Before Income Taxes

        Fiscal 2004 earnings before income taxes were $7.8 million, a decrease of $27.4 million or 77.8% compared to fiscal 2003, primarily attributable to $52.1 million of fiscal 2004 special charges.

  Income Tax Expense

        The fiscal 2004 effective income tax rate was 37% compared to 35% in fiscal 2003. This increase is largely the result of increased U.S. federal income taxes on certain types of undistributed foreign income (Subpart F) and increased U.S. state income taxes, as many states in which we operate continue to increase rates or reduce available income exclusions. We expect the effective tax rate in fiscal 2005 will be approximately 37%.

  Net Earnings

        Fiscal 2004 net earnings were $4.8 million or a decrease of 78.8% compared to fiscal 2003 net earnings of $22.9 million. Excluding the $52.1 million in special charges (net of tax), we would have recorded net earnings of $37.7 million in fiscal 2004, an increase of 64.6% compared to fiscal 2003 with a margin of 3.9%. This increase in net earnings is primarily attributable to increased sales, cost savings initiatives, stable interest expense and increased other income from foreign currency gains, offset by higher operating costs.

        Consolidated fiscal year ended March 31, 2003, compared to fiscal year ended March 31, 2002, statement of operations highlights

	Fiscal 2002		Fiscal 2003		Increase (Decrease)
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Net sales	$339.3	100.0%	$859.6	100.0%	$520.3	153.3%
Cost of sales	271.6	80.0	653.9	76.1	382.3	140.8

Gross profit	67.7	20.0	205.7	23.9	138.0	203.8
Operating expenses	53.5	15.8	150.6	17.5	97.1	181.5
Special charges relating to restructuring, bonuses and uncompleted acquisitions	63.3	18.7	0.0	0.0	(63.3)	(100.0)
Amortization	0.0	0.0	0.1	0.0	0.1	n/a

Operating (loss) earnings	(49.1)	(14.5)	55.0	6.4	104.1	(212.0)
Interest expense	13.3	3.9	20.5	2.4	7.2	54.1
Special charges relating to a settlement agreement and write-off of deferred finance costs	0.0	0.0	0.0	0.0	0.0	n/a
Other (income) expense, net	1.8	0.5	(0.7)	(0.1)	(2.5)	(138.9)

(Loss) earnings before income taxes	(64.2)	(18.9)	35.2	(4.1)	99.4	(154.8)
Income tax (benefit) expense	(22.2)	(6.5)	12.3	1.4	34.5	(155.4)

Net (loss) earnings	$(42.0)	(12.4)%	$22.9	2.7%	$64.9	(154.5)

  Overview

        Fiscal 2003 operating results include the ESG acquisition for a full fiscal year, while fiscal 2002 includes only nine days or $11.5 million in net sales. Accordingly, the significant increase in most components of fiscal 2003 income statement line items is primarily attributable to the impact of this fiscal 2002 acquisition. Giving effect to the ESG acquisition, as if it occurred at the beginning of fiscal 2002, pro forma net sales and net loss for fiscal 2002 would have been $897.5 million and $36.4 million, respectively. We incurred $63.3 million in fiscal 2002 special charges. The ESG acquisition increased fiscal 2003 net sales by approximately $563 million.

        Our fiscal 2003 operating results were negatively affected by a weak and volatile global economic climate, particularly in the Americas reserve power market, reduced sales, excluding the effect of foreign currency translation, of approximately 10% when giving effect to the ESG acquisition as if it occurred at the beginning of fiscal 2002, higher interest expense attributable to the ESG acquisition, offset in part by non-operating currency gains attributable to strengthening European currencies, primarily the euro, that increased net sales approximately $50 million, and our cost savings initiatives.

        Our fiscal 2002 results included $63.3 million in charges described below under "Special Charges." These charges included $51.7 million in non-cash items.

        Net sales by geographic region were as follows:

	Fiscal 2002		Fiscal 2003		Increase
	In Millions	% Total Sales	In Millions	% Total Sales	In Millions
Europe	$8.8	2.6%	$434.5	50.5%	$425.7
Americas	330.2	97.3	392.0	45.6	61.8
Asia	0.3	0.1	33.1	3.9	32.8

Total	$339.3	100.0%	$859.6	100.0%	$520.3

        The $520.3 million increase in fiscal 2003 net sales was principally the result of the ESG acquisition. Pricing declined in fiscal 2003 in excess of 1%, particularly in reserve power products.

        Our fiscal 2003 operating earnings by geographic region were $26.7 million in Europe (6.1% margin), $24.7 million in the Americas (6.3% margin) and $5.7 million (17.2% margin) in Asia. A fiscal 2002 operating loss of $49.1 million (14.5% margin) was incurred. This loss included a special charge of $63.3 million described below under "Special Charges."

        A discussion of specific fiscal 2003 versus fiscal 2002 operating results follows, including an analysis and discussion of the results of our two business segments.

  Net Sales

	Fiscal 2002		Fiscal 2003		Increase (Decrease)
	In Millions	As % Total Sales	In Millions	As % Total Sales	In Millions	%
Reserve power	$162.6	47.9%	$426.9	49.7%	$264.3	162.5%
Motive power	176.7	52.1	432.7	50.3	256.0	144.9

Total	$339.3	100.0%	$859.6	100.0%	$520.3	153.3

        The inclusion of ESG net sales for the full year of fiscal 2003 resulted in an increase of approximately $563 million in net sales compared with fiscal 2002, partially offset by a decrease of approximately $43 million in the pre-acquisition EnerSys business. The $43 million decrease included an approximately $11.0 million decrease in net sales related to the closure of certain facilities in South America at the end of fiscal 2002. Fiscal 2002 net sales included $11.5 million from ESG. Foreign currency translation adjustments of $50.0 million, primarily the euro, had approximately a 6% positive impact on net sales in fiscal 2003. Both reserve power and motive power fiscal 2003 net sales increased by approximately 150% as a result of the ESG acquisition. Giving effect to the ESG acquisition as of the beginning of fiscal 2002, pro forma sales, excluding the effect of foreign currency translation, decreased in fiscal 2003 by approximately 10%. Of this fiscal 2003 pro forma sales decrease, excluding the effect of foreign currency translation, approximately 13% was in the reserve power segment, particularly in the Americas where sales, excluding the effect of foreign currency translation, decreased approximately 28%. The motive power segment decreased approximately 6% in fiscal 2003 on a pro forma basis. The fiscal 2003 weakness experienced in reserve power was primarily the result of the continued retrenchment in the global telecommunications industry that began in fiscal 2002, and reduction in the UPS and other reserve power industries largely attributable to the fiscal 2003 general decline in global economic conditions. The motive power segment decreased largely as a result of the cyclical nature of the electric industrial forklift truck market, due to weak global economic conditions.

  Gross Profit

        Total gross profit margin was 23.9% in fiscal 2003 and 20.0% in fiscal 2002, an increase of 390 basis points. The increase in gross profit margin in fiscal 2003 principally relates to gaining economies of scale from cost reductions and continued tight cost controls. Cost savings initiatives, resulting principally from the ESG acquisition, were the main factor in increasing margins. The $137.9 million increase in fiscal 2003 gross profit is primarily attributable to the ESG acquisition.

  Operating Expenses

        Operating expenses were $150.6 million in fiscal 2003 (17.5% of net sales) and $53.5 million in fiscal 2002 (15.8% of net sales). Fiscal 2003 operating expenses, as a percent of net sales, increased 170 basis points compared to fiscal 2002 because of the ESG acquisition. Operating expense ratios are higher in our European businesses, primarily due to those operations being more decentralized than our operations in the Americas and Asia. Approximately $97 million of the increase in operating expenses, excluding the effects of strengthening European currencies, is due to the ESG acquisition. Foreign currency translation adjustments, primarily the euro, increased fiscal 2003 operating expenses by approximately 6%. Fiscal 2003 operating expenses, as a percent of net sales, increased 170 basis points compared to fiscal 2002, again because of the ESG acquisition.

  Special Charges

        Included in our fiscal 2002 operating results are $63.3 million of special charges. These charges in part resulted from the ESG acquisition, as redundant facilities and costs were eliminated to improve future operating efficiencies and profitability. Redundant facilities closed included a major North American plant, as significant excess manufacturing capacity existed primarily attributable to reserve power products. Additionally, we closed unprofitable operations in South America which had approximately $11.0 million of net sales in fiscal 2002. Both the closure of the North American plant and South American operations resulted in a significant reduction in fiscal 2003 manufacturing costs (labor and overhead), which are a component of cost of goods sold. Of this total cost, $42.9 million was a non-cash charge, primarily from the North American plant closure ($22.3 million), closure of the South American operations ($14.5 million) and cumulative translation losses ($6.1 million). The remaining $20.4 million of cash costs are legal and professional expenses, severance and exit costs of closed facilities, including the South American operations, until disposition. As of March 31, 2004, the cumulative cash costs incurred associated with these special charges was $11.1 million.

  Operating (Loss) Earnings

	Fiscal 2002		Fiscal 2003		Increase (Decrease)
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Reserve power	$3.5	2.2%	$31.2	7.3%	$27.7	791.4%
Motive power	10.7	6.1	23.8	5.5	13.1	122.4

Subtotal	14.2	4.2	55.0	6.4	40.8	287.3
Special charges relating to restructuring, bonuses and uncompleted acquisitions	(63.3)	(18.7)	—	—	63.3	n/a

Total	$(49.1)	(14.5)%	$55.0	6.4%	104.1	n/a

        Our fiscal 2002 operating results reflect $63.3 million of special charges. The table above shows our operating earnings by segment, excluding special charges, which is how they are evaluated by management, and reconciles these results to our consolidated operating earnings including special charges. The special charges are described above under "Special charges." Operating earnings margins for fiscal 2002 and fiscal 2003 are not comparable due to the special charges incurred in fiscal 2002, which resulted in an operating loss in fiscal 2002. In addition to the improvement in fiscal 2003 operating earnings from the ESG acquisition, operating earning margins, excluding the fiscal 2002 special charge, improved 70 basis points primarily due to cost reduction initiatives.

  Interest Expense

        Fiscal 2003 interest expense of $20.5 million, net of interest income of $0.2 million, increased by $7.2 million compared to fiscal 2002. The significant increase in fiscal 2003 interest expense was due primarily to the higher average level of debt outstanding ($292 million as compared to $162 million in fiscal 2002) as a result of debt incurred in March 2002 for the acquisition of ESG. The average debt level includes the face amount of the discounted seller notes and borrowings under our accounts receivable financing program. Interest expense attributable to the higher borrowing level was $6.6 million, partially offset by $3.6 million due to lower average borrowing rates of 5.1% as compared to 7.3% in fiscal 2002. Included in fiscal 2003 interest expense are non-cash charges of $5.2 million compared to $1.6 million in fiscal 2002. This $3.7 million increase is primarily attributable to $4.0 million for the accretion expense of the Invensys seller notes, $1.0 million of additional amortization from deferred financing costs associated with the added borrowings for the ESG acquisition, offset by a $1.4 million non-cash credit associated with our interest rate options which expired in fiscal 2004.

  Other (Income) Expense, Net

        Fiscal 2003 other income of $0.7 million is primarily attributable to non-operating foreign currency transaction gains (euro versus dollar) while the fiscal 2002 other expense of $1.8 million is primarily attributable to non-operating foreign currency transaction losses of $2.0 million. The fiscal 2002 foreign currency transaction losses are attributable to our operations in both Brazil and Argentina, as both the Brazilian real and Argentina peso declined significantly as compared to the dollar during that year. Our South American operations were discontinued as of the end of fiscal 2002.

  Earnings (Loss) Before Income Taxes

        Earnings before income taxes was $35.2 million (4.1% of net sales) in fiscal 2003 compared with a loss before income tax benefit of $64.2 million (-18.9% of net sales) in fiscal 2002. Fiscal 2002 loss before tax, excluding the special charges discussed above, were $0.8 million (-0.2% of net sales).

  Income Tax (Benefit) Expense

        We recorded a provision for income taxes of $12.4 million in fiscal 2003 compared with a benefit for income taxes of $22.2 million in fiscal 2002. The effective income tax expense and benefit rate is 35% in both fiscal 2002 and 2003.

  Net (Loss) Earnings

        We recorded net earnings of $22.9 million (2.7% margin) in fiscal 2003 compared with a net loss of $42.0 million (-12.4% margin) in fiscal 2002. This $64.9 million increase in fiscal 2003 net earnings is primarily the result of the ESG acquisition and the $44.1 million special charges net of tax that were recorded in fiscal 2002.

Liquidity and Capital Resources

  Cash Flow and Financing Activities

        Cash and cash equivalents at March 31, 2002, 2003 and 2004 were $9.1 million, $44.3 million and $17.2 million, respectively.

        Cash provided by operating activities for fiscal 2002, 2003 and 2004 was $21.1 million, $55.4 million and $39.2 million, respectively. The reduction in operating cash flow in fiscal 2004 was principally due to the special charges and an increase in working capital commensurate with our sales increase. Cash expenditures related to the fiscal 2002 restructuring actions, which are included in operating activities, were $8.8 million in fiscal 2003 and $2.3 million in fiscal 2004, principally related to staff redundancy. In addition, we paid $12.0 million in fiscal 2003 and $5.3 million in fiscal 2004 primarily for staff redundancy, against a liability established in fiscal 2002 with the acquisition of ESG for ESG-related restructuring activities.

        Cash used in investing activities for fiscal 2002, 2003 and 2004 was $336.0 million, $12.9 million and $27.0 million, respectively. Capital expenditures were $12.9 million, $23.6 million and $28.6 million in fiscal 2002, 2003 and 2004, respectively. The use of cash in fiscal 2002 included the ESG acquisition.

        Cash provided by (used in) financing activities for fiscal 2002, 2003 and 2004 was $314.8 million, $(8.2) million and $(40.0) million, respectively. The fiscal 2002 amount was principally a result of $283.0 million in proceeds from the issuance of preferred stock and $36.0 million in proceeds from the issuance of long-term debt, both of which were used to finance the ESG acquisition. The fiscal 2004 amount reflects the financing transactions related to the Invensys settlement and the recapitalization.

        In December 2003, we entered into an agreement with Invensys plc under which we paid $94.1 million for the repurchase of seller notes and warrants delivered to Invensys as part of the consideration for the ESG acquisition and in settlement of other matters, primarily termination of a supply agreement. The Invensys settlement transaction was funded by utilizing $43.1 million of short-term investments, $19.0 million of borrowings from an accounts receivable financing facility that was paid off on March 9, 2004, $7.0 million additional tranche B borrowing and a $25.0 million revolver drawdown.

        In connection with the cash payment, on March 17, 2004, we refinanced our previously existing credit facilities and entered into a new $480.0 million senior secured credit facility, which consists of a $380.0 million senior secured term loan B and a $100.0 million senior secured revolving credit facility, and entered into a new $120.0 million senior second lien term loan. We used the proceeds of the combined $500.0 million in term loans to fund a cash payment to our existing stockholders and certain members of our management in the amount of $270.0 million, refinance the majority of our existing debt and pay accrued interest in the amount of $219.0 million and to pay transaction costs of $11.0 million. No amounts were borrowed under the revolving credit line in conjunction with the cash payment. The purpose of the $270.0 million cash payment was to provide liquidity to our existing stockholders and management. The decision to provide liquidity at such time was driven primarily by the strength of the debt capital markets at the time, as well as the speed and certainty of execution associated with the recapitalization. Because this distribution was made from the proceeds of the new credit facilities described above, we do not believe it will have any significant impact on our cash and debt management policies.

        The $380.0 million senior secured term loan B has a 0.25% quarterly principal amortization and matures on March 17, 2011. The $120.0 million senior second lien term loan matures as a single installment on March 17, 2012. The $100.0 million senior secured revolving credit facility matures on March 17, 2009. Borrowings under the credit agreements bear interest at a floating rate based, at our option, upon a LIBOR rate plus an applicable percentage or the greater of the federal funds rate plus 0.5% or the prime rate, plus an applicable percentage. The effective borrowing rates for fiscal 2002, 2003 and 2004 were 7.3%, 5.1% and 5.0%, respectively.

        All obligations under the credit agreements are secured by, among other things, substantially all of our U.S. assets. Our credit agreements contain various covenants which, absent prepayment in full of the indebtedness and other obligations, or the receipt of waivers, would limit our ability to conduct certain specified business transactions, buy or sell assets out of the ordinary course of business, engage in sale and leaseback transactions, pay dividends and take certain other actions.

        We currently are in compliance with all covenants and conditions under our credit agreements. Since we believe that we will continue to comply with these covenants and conditions, we believe that we have adequate availability of funds to meet our expected cash requirements.

        Continuing to focus on manufacturing efficiency and cost reduction programs is an important element of our strategy. See "Business—Our Strategy." Our cash spending related to cost savings programs in fiscal 2003 and fiscal 2004 was $20.7 million and $7.7 million, respectively. Approved capital expenditures, to be incurred throughout the respective implementation phases of our various cost savings programs, were approximately an additional $11 million in fiscal 2003 and $10 million in fiscal 2004. The cash spending for our ongoing cost reduction initiatives is planned in advance each year and is part of our periodic review of expected cash requirements for future periods. We do not believe the overall impact of this spending on our liquidity and capital resources is material to our cash resources and available liquidity sources.

        In addition to cash flows from operating activities, we had available credit lines of $124.6 million at March 31, 2004 to cover any short-term liquidity requirements. On a long-term basis, our senior secured revolving credit facility is committed through March 2009, as long as we continue to comply with the covenants and conditions of the facility agreement. Our senior secured credit facility also permits us to borrow an additional $145.0 million from all other sources. See "Description of Our Credit Facilities" for additional information on our covenant requirements and on conditions to borrowing.

  Contractual Obligations and Commercial Commitments

        At March 31, 2004, we had certain cash obligations, which are due as follows:

	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
	(in millions)
Short-term debt	$2.7	$2.7	$—	$—	$—
Long-term debt	503.2	7.0	7.6	7.6	481.0
Capital lease obligations	5.4	2.1	3.3	—	—
Operating leases	25.0	10.2	11.4	3.2	0.2
Purchase contracts	11.9	11.9	—	—	—
Restructuring	50.4	33.5	16.9	—	—

Total	$598.6	$67.4	$39.2	$10.8	$481.2

        Under our senior secured credit facility, we had outstanding standby letters of credit of $0.0 million, $0.2 million and $0.3 million at March 31, 2002, 2003 and 2004, respectively. The amounts shown in the table above do not include interest charges on these cash obligations.

  Credit Facilities and Leverage

        Our focus on working capital management and cash flow from operations is measured by our ability to reduce total debt and reduce our leverage ratios. Shown below are the leverage ratios in connection with our credit facilities for fiscal 2003 and 2004. Our higher leverage in fiscal 2004 reflects the recapitalization in March 2004. We will reduce leverage substantially with the proceeds of this offering. The leverage ratio for fiscal 2004, adjusted for the offering and assuming net proceeds of $179.1 million (net of the prepayment penalty of $2.4 million on our $120.0 million senior second lien term loan), is 2.7 times adjusted EBITDA as described below. We believe our future operating cash flow, net of capital expenditures, will reduce total debt and our leverage ratios.

	Fiscal 2003	Fiscal 2004	Fiscal 2004 as adjusted
	(in millions)
EBITDA(1)	$91.7	$65.2	$83.8
Adjustments per credit agreement definitions(2)	—	53.8	35.2
Adjusted EBITDA per credit agreements	91.7	119.0	119.0
Senior debt, net(3)	151.9	375.4	316.3
Total debt, net(3)	254.6	501.3	322.2
Leverage ratios:
Senior debt/adjusted EBITDA ratio(4)	1.7X	3.2X	2.7X
Maximum ratio permitted	3.2X	3.9X	3.9X
Total debt/adjusted EBITDA ratio(4)	2.8X	4.2X	2.7X
Maximum ratio permitted	4.8X	5.0X	5.0X

(1)
We have included EBITDA because management uses it as a key measure of our performance and ability to generate cash necessary to meet our future requirements for debt service, capital expenditures, working capital and taxes. EBITDA is defined as earnings before interest expense, income tax expense, depreciation and amortization. EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered an alternative to net earnings or any other measure of performance under accounting principles generally accepted in the United States as a measure of performance or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. Our calculation of EBITDA may be different from the calculations used by other companies, and therefore comparability may be limited. Certain financial covenants in our senior secured credit facility and our senior second lien credit facility are based on EBITDA, subject to adjustments, which is shown above. Because we have a significant amount of debt, and because continued availability of credit under our senior secured credit facility is critical to our ability to meet our business plan, we believe that an understanding of the key terms of our credit agreements is important to an investor's understanding of our financial condition and liquidity risks. Failure to comply with our financial covenants, unless waived by our lenders, would mean we could not borrow any further amounts under our revolving credit facility and would give our lenders the right to demand immediate repayment of all outstanding term and revolving credit loans. We would be unable to continue our operations at current levels if we lost the liquidity provided under our credit agreements. Depreciation and amortization in this table excludes the amortization of deferred financing costs, which is included in interest expense. The following table provides a reconciliation of EBITDA to net earnings (loss):

	Fiscal Year Ended March 31,
	2002	2003	2004
	(in thousands)
EBITDA	$(39,563)	$91,651	$65,175
Depreciation and amortization	11,296	35,933	37,039
Interest expense	13,294	20,511	20,343
Income tax (benefit) expense	(22,171)	12,355	2,957
Net (loss) earnings	$(41,982)	$22,852	$4,836
(2)
Adjustments to EBITDA for the credit agreements' definitions include in fiscal 2004 all of the special charges of $52.1 million and other adjustments in the aggregate of $1.7 million.

(3)
Debt includes capital lease obligations and letters of credit issued under the senior secured credit facility and is net of U.S. cash and cash equivalents. Senior debt excludes the Invensys seller notes in 2003 and the senior second lien term loan and unsecured debt in 2004.

(4)
These ratios are included to show compliance with the leverage ratios set forth in our credit facilities. We show both our current ratios and the maximum ratios permitted under our senior secured credit facility. The maximum ratios permitted under the senior second lien credit facility are less restrictive than those shown.

  Stockholders' Equity

        Stockholders' equity decreased $226.4 million during fiscal 2004, principally reflecting the cash distribution of $258.4 million in our recapitalization on March 17, 2004, and cancellation of warrants of $5.0 million, partially offset by net earnings of $4.8 million, currency translation adjustments of $30.3 million, primarily due to the strengthening of European currencies, unrealized gain on derivative instruments (interest rate swaps) of $0.9 million and a reduction in the minimum pension liability adjustment of $0.9 million.

        Stockholders' equity increased $50.9 million during fiscal 2003, principally reflecting net earnings of $22.9 million, currency translation adjustments of $32.4 million primarily due to the strengthening of European currencies, partially offset by unrealized loss on derivative instruments (interest rate swaps) of $2.6 million and an increase in the minimum pension liability adjustment of $1.7 million.

  Market Risk

        We have exposure to interest rate risk from our short-term and long-term debt, both of which have variable interest rates.

        In February 2001, we entered into interest rate swap agreements to fix the interest rate on $60.0 million of our floating rate debt through February 22, 2006, at 5.59% per year. In April and May 2004, we amended these agreements to extend the maturity to February 22, 2008, and reduce the fixed rate to 5.16% per year beginning May 24, 2004.

        Also in April 2004, we entered into interest rate swap agreements to fix the interest rates on an additional $60.0 million of floating rate debt through May 5, 2008. The fixed rates per year begin May 5, 2004, and are 2.85% during the first year, 3.15% the second year, 3.95% the third year and 4.75% the fourth year.

        In total, these interest rate swap agreements provide protection against significant increases in LIBOR (the base variable interest rate on the majority of our debt) on $120.0 million of our debt.

        An increase in base interest rates would increase the fair value of the interest rate swap agreements. However, assuming the swaps stay in place until maturity, the change in fair value would have no effect on interest expense, cash flows or other results of operations.

        We are also exposed to foreign currency exchange risks. The geographic diversity of our sales and costs mitigates the risk of the volatility of currency in any particular region of the world. As of March 31, 2004, we had not entered into any foreign currency forward contracts.

        To ensure a steady supply of lead and to mitigate against large increases in cost, we enter into contracts with our suppliers for the purchase of lead. Each such contract is for a period not extending beyond one year. Under these contracts, we were committed to the purchase of the following amounts of lead:

Date	$'s Purchased	# Pounds Purchased	Average Cost/Pound	Approximate % of Lead Requirements
	(in millions)	(in millions)
June 30, 2004	$21.8	67.0	$0.32	20	%(1)
March 31, 2004	11.9	38.7	0.31	12	(1)
March 31, 2003	16.2	62.6	0.26	19	(2)

(1)
Based on fiscal 2004 lead requirements.

(2)
Based on fiscal 2003 lead requirements.

        We have significant risk in our exposure to certain raw material costs, which we estimate were approximately half of total cost of goods sold in fiscal 2004. Our largest single raw material cost is for lead, which also has experienced a significant increase in cost during the second half of fiscal 2004 and remains volatile. We estimate that a 10% increase in our cost of lead (over our estimated cost in fiscal 2004) would increase our annual total cost of goods sold by approximately $10 million or 1% of net sales.

        Based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and our actual exposures and hedges, actual gains and losses in the future may differ from our historical results.

Seasonality

        Our business generally does not experience significant monthly or quarterly fluctuations in net sales as a result of weather or other trends that can be directly linked to seasonality patterns. However, our second fiscal quarter normally experiences moderate reductions in net sales as compared to our first fiscal quarter for that year, due to summer manufacturing shutdowns of our customers and holidays primarily in the United States and Western Europe. In fiscal 2003 and 2004, the impact of this seasonal weakness was mitigated to a significant degree by strengthening currencies, primarily the euro, in Europe, where we conduct slightly more than half of our business. For the second quarter of fiscal 2005, unless these currencies continue to strengthen against the dollar, we would expect to report moderate declines in net sales and in operating earnings from the prior quarter. Our fourth fiscal quarter normally experiences the highest sales of any fiscal quarter within a given year. Many reserve power telecommunications customers tend to perform extensive service and engage in higher battery replacement and maintenance activities in the first calendar quarter of a year, which is our fourth fiscal quarter. In addition, many of our largest industrial customers are on a calendar fiscal year basis and many tend to purchase their durable goods more heavily in that quarter than any other within the calendar year.

Critical Accounting Policies and Estimates

        The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying footnotes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and such differences may be material to the financial statements. The process of determining significant estimates is fact-specific and takes into account factors such as historical experience, current and expected economic conditions, product mix and, in some cases, actuarial techniques. We evaluate these significant factors as facts and circumstances dictate. Historically, actual results have not differed significantly from those determined using estimates. The following are the accounting policies that most frequently require us to make estimates and judgments and are critical to understanding our financial condition, results of operations and cash flows:

  Revenue Recognition

        Sales are recorded when the terms of the customer agreement are fulfilled, the product has been shipped and title has passed or the services have been provided, the sales price is fixed or determinable and collectibility is reasonably assured. We reduce sales by applicable allowances, rebates, discounts and sales, value-added or similar taxes at the time of sale.

  Allowance for Doubtful Accounts

        We maintain an allowance for estimated losses resulting from the inability of customers to make required payments. The allowance is based on historical data and trends, as well as a review of relevant factors concerning the financial capability of our customers.

  Warranty Reserves

        We sell our products to customers with typical manufacturers' product warranties covering defects in workmanship and materials. The length of the warranty term depends on the product being sold, but generally reserve power products carry a one-year warranty and motive power products carry a one- to five-year warranty. We accrue our estimated exposure to warranty claims at the time of sale based upon historical experience. We review these estimates on a regular basis and adjust the warranty provisions as actual experience differs from historical estimates or other information becomes available.

  Inventory Reserves

        We adjust our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

  Goodwill

        We test goodwill for impairment on an annual basis or upon the occurrence of certain circumstances or events. We follow the two-step testing method as prescribed by SFAS No. 142. In the first step, the fair value of the reporting units is determined based on a discounted cash flow analysis approach. If the net book value of the reporting units does not exceed the fair value, the second step of the impairment test (calculating the impairment loss of the goodwill by comparing the book value of the goodwill to the fair value of the goodwill) is not necessary. We have recorded no impairment of goodwill.

  Long-Lived Assets

        We review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate the related carrying amounts may not be recoverable. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying value amount of the asset. An impairment loss is measured and recorded based on discounted estimated future cash flows or other fair value techniques. Assumptions underlying future cash flow estimates are subject to risks and uncertainties.

  Pension

        We use certain assumptions in the calculation of the actuarial valuation of our defined benefit plans. These assumptions include the weighted average discount rate, rates of increase in compensation levels and expected long-term rates of return on assets. If actual results are less favorable than those projected by us, additional expense may be required.

        As of March 31, 2004, our consolidated benefit obligations exceeded the fair value of our plan assets by approximately $15.9 million. Fiscal 2004 periodic pension cost was approximately $4.8 million.

  Taxes

        We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases or recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance, if it is more likely than not that some portion or all of the deferred tax assets will not be recognized.

        At March 31, 2002, we had deferred tax assets ($50.2 million) in excess of deferred tax liabilities ($45.7 million) of $4.5 million. At March 31, 2003, we had deferred tax liabilities ($71.1 million) in excess of deferred tax assets ($47.4 million) of $23.7 million. At March 31, 2004, we had deferred tax liabilities ($61.3 million) in excess of deferred tax assets ($50.6 million) of $10.7 million. The deferred tax assets at March 31, 2002, 2003 and 2004 of $50.2 million, $47.4 million and $50.6 million, respectively, are net of valuation allowances of $41.1 million, $66.9 million and $74.1 million, respectively. We have recorded the above valuation allowances primarily for net operating loss carryforwards in foreign tax jurisdictions that have incurred significant past tax losses, and have determined that it is more likely than not that these deferred tax assets will not be realized.

        We evaluate on a quarterly basis the realizability of our deferred tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

New Accounting Pronouncements

        In December 2003, the FASB issued SFAS No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits. The revisions to SFAS No. 132 are intended to improve financial statement disclosures for defined benefit plans and was initiated in 2003 in response to concerns raised by investors and other users of financial statements about the need for greater transparency of pension information. In particular, the standard requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant quantitative and qualitative information. The guidance is effective for fiscal years ending after December 15, 2003. We have complied with these revised disclosure requirements.

        In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires contracts with similar characteristics to be accounted for on a comparable basis. Our adoption of SFAS No. 149 during 2003 did not have a material effect on our financial condition or results of operations.

        In January 2003, the FASB issued Financial Interpretation (FIN) 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 and in December 2003 issued a revised interpretation ("FIN 46R"). FIN 46 and FIN 46R address consolidation by business enterprises of certain variable interest entities. It applies to us in our first reporting period ending after March 15, 2004. This pronouncement did not have an effect on our financial position and results of operations.

Quarterly Information

        Fiscal 2003 and 2004 quarterly operating results, and the associated quarterly trends within each of those two fiscal years, are affected by the same economic and business conditions as described in the fiscal 2004 versus fiscal 2003 and fiscal 2003 versus fiscal 2002 analyses previously discussed.

	Fiscal 2003				Fiscal 2004
	June 30, 2002 1st Qtr.	Sept 29, 2002 2nd Qtr.	Dec 29, 2002 3rd Qtr.	March 31, 2003 4th Qtr.	June 29, 2003 1st Qtr.	Sept 28, 2003 2nd Qtr.	Dec 28, 2003 3rd Qtr.	March 31, 2004 4th Qtr.
	(in millions, except per share amounts)
Net sales	$208.4	$207.6	$212.9	$230.7	$218.3	$222.1	$253.3	$275.4
Cost of goods sold	162.8	157.6	160.2	173.3	165.7	164.8	189.3	203.0

Gross profit	45.6	50.0	52.7	57.4	52.6	57.3	64.0	72.4
Operating expenses, including amortization	36.3	37.1	37.2	40.1	40.1	39.9	43.0	47.6
Special charges relating to restructuring, bonuses and uncompleted acquisitions	—	—	—	—	—	—	9.1	12.0

Operating earnings	9.3	12.9	15.5	17.3	12.5	17.4	11.9	12.8
Interest expense	5.0	4.5	5.4	5.6	5.1	5.1	5.6	4.5
Special charges relating to a settlement agreement and write-off of deferred finance costs	—	—	—	—	—	—	24.4	6.6
Other (income) expense, net	(0.3)	0.4	—	(0.8)	(2.0)	(1.7)	(0.3)	(0.5)

Earnings (loss) before income taxes	4.6	8.0	10.1	12.5	9.4	14.0	(17.8)	2.2
Income tax expense (benefit)	1.6	2.8	3.5	4.5	3.6	5.3	(7.4)	1.5

Net earnings (loss)	$3.0	$5.2	$6.6	$8.0	$5.8	$8.7	$(10.4)	$0.7
Series A convertible preferred stock dividends	(5.3)	(5.4)	(6.2)	(7.2)	(5.6)	(5.7)	(5.8)	(7.5)
Net earnings (loss) available to common stockholders	$(2.3)	$(0.2)	$0.4	$0.9	$0.2	$2.9	$(16.2)	$(6.7)

Net earnings per common share
Basic	$(0.21)	$(0.02)	$0.04	$0.08	$0.01	$0.27	$(1.47)	$(0.61)
Diluted	(0.21)	(0.02)	0.04	0.08	0.01	0.26	(1.47)	(0.61)
Weighted average shares outstanding
Basic	11,014,421	11,014,421	11,014,421	11,014,421	11,014,421	11,014,421	11,014,421	11,014,421
Diluted	11,014,421	11,014,421	11,156,468	11,156,883	11,157,306	11,157,737	11,014,421	11,014,421

  Net Sales

        Quarterly net sales by business segment were as follows:

	Fiscal 2003				Fiscal 2004
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
	(in millions)
Net sales:
Reserve power	$101.6	$102.8	$99.7	$122.8	$107.4	$109.4	$127.0	$136.2
Motive power	106.8	104.8	113.2	107.9	110.9	112.7	126.3	139.2

Total	$208.4	$207.6	$212.9	$230.7	$218.3	$222.1	$253.3	$275.4

Segment net sales as % total:
Reserve power	48.8%	49.5%	46.8%	53.2%	49.2%	49.3%	50.1%	49.5%
Motive power	51.2	50.5	53.2	46.8	50.8	50.7	49.9	50.5

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

        Fiscal 2004 net sales on a quarter-to-quarter sequential basis, excluding the effect of foreign currency translation, showed (decreases) increases of approximately (8%), 3%, 10% and 7%, respectively. Fiscal 2004 net sales, excluding the effect of foreign currency translation, increased by approximately 4% for both the reserve power and motive power business segments. The strengthening of European currencies (primarily the Euro) throughout the year further increased net sales as the dollar to euro exchange rate averaged 1.18 for fiscal 2004, with the spot rates 1.09 at March 31, 2003, and 1.23 at March 31, 2004.

        Fiscal 2003 net sales on a quarter-to-quarter sequential basis, excluding the effect of foreign currency translation, showed increases (decreases) of approximately 2%, (2%), 1% and 5%, respectively. For the full year, net sales decreased approximately 10% versus fiscal 2002 on a pro forma basis and excluding the effect of foreign currency translation. The dollar to euro exchange rate averaged 1.00 for fiscal 2003, with the spot rates 0.87 at March 31, 2002, and 1.09 at March 31, 2003. Fiscal 2003 net sales (excluding the effect of foreign currency translation) decreased approximately 14% in reserve power and 1% in motive power when compared to fiscal 2002 levels on a pro forma basis.

        The mix of reserve power and motive power sales to total sales did not fluctuate significantly during the quarterly periods within fiscal 2003 and fiscal 2004.

  Operating Earnings

        Fiscal 2004 quarterly operating earnings were as follows:

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
	(in millions)
Operating earnings margin	$12.5	$17.4	$11.9	$12.8
Special charges relating to restructuring, bonuses and uncompleted acquisitions	—	—	(9.1)	(12.0)
Margin	—	—	(3.6)%	(4.4)%
Operating earnings, excluding special charges relating to restructuring, bonuses and uncompleted acquisitions	12.5	17.4	21.0	24.8
Margin	5.7%	7.8%	8.3%	9.0%

        Excluding the special charges in the third and fourth quarters, fiscal 2004 operating earnings grew on a quarter to quarter sequential basis primarily due to sales increases, the strengthening of European currencies and cost savings initiatives. The fiscal 2004 quarterly improvements in operating earnings margins from 5.7% in the first quarter to 9% in the fourth quarter are due to both sales increases and cost savings initiatives.

        Fiscal 2003 quarterly operating earnings grew on a quarter to quarter sequential basis primarily due to the strengthening European currencies and cost savings initiatives. The fiscal 2003 quarterly improvements in operating earnings margins from 4.5% in the first quarter to 7.5% in the fourth quarter are primarily due to cost savings initiatives.

  Other (Income) Expense, Net

        Fiscal 2004 other income includes approximately $4 million of non-operating foreign currency gains primarily attributable to certain debt transactions. Included in the fiscal 2004 first and second quarters are $1.6 million and $1.5 million, respectively, of foreign currency gains from these debt transactions.

BUSINESS

Overview

        We are one of the world's largest manufacturers, marketers and distributors of lead-acid industrial batteries. We also manufacture, market and distribute related products such as chargers, power equipment and battery accessories, and we provide related after-market and customer-support services for lead-acid industrial batteries. Industrial batteries generally are characterized as reserve power batteries or motive power batteries.

  •
  Reserve power batteries are used to provide backup power for the continuous operation of critical systems, such as telecommunications and computer systems, including process control and database systems, during power failures.

  •
  Motive power batteries are used to power mobile manufacturing, warehousing and other ground handling equipment, primarily electric industrial forklift trucks.

        We believe that we hold approximately 24% of the worldwide market share in the lead-acid industrial battery business, with market shares of 30% in North America, 30% in Europe and 5% in Asia. For 2003, we believe that our worldwide market share in reserve power batteries was approximately 20% and in motive power batteries was approximately 28%. In addition, we sell to the aerospace and defense markets. Our net sales for fiscal 2004 were $969.1 million, of which approximately 42% was attributable to the Americas, 53% to Europe, the Middle East and Africa, which we refer to as EMEA, and 5% to Asia.

        Our reserve power batteries are marketed and sold principally under the PowerSafe, DataSafe and Genesis brands. Our motive power batteries are marketed and sold principally under the Hawker, Exide and General brands. We also manufacture and sell related direct current—DC—power products including chargers, electronic power equipment and a wide variety of battery accessories. Our battery products span a broad range of sizes, configurations and electrical capacities, enabling us to meet a wide variety of customer applications.

        We manufacture reserve power and motive power batteries at 19 manufacturing facilities located across the Americas, Europe and Asia and market and sell these products globally in more than 100 countries to over 10,000 customers through a network of distributors, independent representatives and an internal sales force. We provide responsive and efficient after-market support for our products through strategically located warehouses and a company-owned service network supplemented by independent representatives.

Our Industry

        The size of the worldwide industrial lead-acid battery market in 2003 was $3.5 billion, according to BCI, EuroBat and management estimates. The two key components of this market are reserve power batteries—a $2.0 billion market—and motive power batteries—a $1.5 billion market. The aerospace and defense market is an additional important sector of the battery industry, but is not included as a component of the $3.5 billion worldwide market information above.

        Reserve power batteries also are known as network, standby or stationary power batteries and are used primarily for backup power applications to ensure continuous power supply in case of main (primary) power failure or outage.

        Reserve power batteries are used primarily to supply standby DC operating power for:

  •
  telecommunications systems, such as wireless, wireline and internet access systems, central and local switching systems, satellite stations and radio transmission stations;

  •
  uninterruptible power systems—UPS—applications for computer and computer-controlled systems, including process control systems;

  •
  portable power applications, including security systems and recreational vehicles;

  •
  switchgear and electrical control systems used in electric utilities and energy pipelines; and

  •
  commercial and military aircraft, submarines and tactical military vehicles.

        For many critical systems, power loss, even for short periods of time, can result in loss of process control, massive data loss and significant financial liability. Reserve power batteries are essential for the continuing operations of financial institutions, computer and computer-controlled systems, communications providers and electric utilities.

        There are two major reserve power lead-acid battery technologies, each designed for specific applications: vented (flooded) and valve-regulated lead-acid (VRLA, or sealed). Vented batteries require periodic watering and maintenance. Valve-regulated batteries require less maintenance, and are often smaller, than vented batteries. Our thin plate pure lead (TPPL) VRLA technology provides high performance premium solutions for demanding customer applications.

        We estimate that the worldwide market for reserve power lead-acid based battery products in 2003 was $2.0 billion, divided by geographic market and end-use as follows:

2003 Worldwide Reserve Power Battery Market
Geographic market	End-use application(2)

Source: BCI, EuroBat and management estimates.

(1)
Europe, Middle East and Africa

(2)
Reflects North American sales for reserve power batteries greater than 25 amp hours

        Motive power batteries are used primarily to provide power for electric material handling and ground handling equipment. Motive power batteries are primarily used in electric industrial forklift trucks. Motive power batteries compete primarily with propane- and diesel-powered internal combustion engines.

        Motive power batteries are used principally in the following applications:

  •
  electric industrial forklift trucks in distribution and manufacturing facilities;

  •
  ground support equipment used at airports, including baggage tuggers, pushback tractors and belt loaders; and

  •
  mining equipment, including scoops, coal haulers, shield haulers, underground forklifts, shuttle cars and locomotives.

        We estimate that the total market for motive power lead-acid based battery products for 2003 was approximately $1.5 billion, consisting of the following:

2003 Worldwide Motive Power Battery Market
Geographic market	End-use application(1)

Source: BCI, EuroBat and management estimates.

(1)
North America only

Industry Trends

        We believe that the following key trends will continue to affect the industrial battery business:

  •
  Migration of manufacturing to low cost regions. Emerging low-cost manufacturing regions, such as China, Eastern Europe and Mexico, have become increasingly important in the global industrial battery business. The combination of labor and materials cost savings, offset somewhat by increased freight costs, have resulted in the growth of these regions as exporters of reserve batteries to North America and Western Europe. Due to the size and weight of motive batteries, the increased freight costs often outweigh the labor and material cost savings, limiting export potential in the motive power segment. In addition, as our customers and potential customers continue to relocate their facilities to these regions to achieve cost savings, we expect significant growth in the domestic market in those regions for both reserve and motive batteries.

  •
  Demand for global capabilities. Multinational corporations increasingly are centralizing their relationships with a few global suppliers and providers to capture the benefits of large-scale purchasing and uniform quality control, particularly in the reserve power markets. In addition, these multinationals are demanding prompt and consistent global servicing for their battery needs.

  Reserve Power Trends

  •
  Growth in the telecommunications industry. The Telecommunications Industry Association projects telecom equipment spending in the U.S. to grow at a compounded annual rate of 7% from 2003 to 2007 due, in large part, to improvement in the economy and new broadband technology, such as Voice over Internet Protocol and Fiber to the Premises. We believe that the next generation wireless broadband network expansion will produce increases in equipment sales and the related backup power systems at mobile telecom switching offices and cell sites.

  •
  Increasing awareness of UPS systems and benefits. High profile power outages in Europe, China and the U.S. have drawn attention to the poor condition of electrical transmission systems. We expect that concern over such power outages will create an increase in demand for UPS systems from parties previously not inclined to install such backup power systems.

  •
  Growth of emerging markets. Developing nations are expanding the infrastructure necessary for economic growth at a faster rate than industrialized countries. We believe the largest potential markets for reserve power open to global providers include Asian and Eastern European nations.

  Motive Power Trends

  •
  Improving overall global economic conditions. Demand for motive power batteries is substantially driven by growth in gross domestic product and industrial production. Management believes that both indicators in the U.S. are projected to increase by at least 4% in 2004.

  •
  Environmental Regulation. Two recently enacted U.S. environmental protection regulations place additional emissions restrictions on non-road engines, increasing the cost of purchasing forklifts and other non-road equipment. The first set of regulations, enacted November 2002, place additional emissions restrictions on large non-road spark-ignition engines. The first tier of these emissions standards is applicable to the 2004 through 2006 model-year engines, and the second tier is applicable to the 2007 model year and beyond. The second set of regulations, enacted May 2004, place additional emissions restrictions on non-road diesel engines. These regulations require exhaust emissions from non-road diesel engines to be reduced by more than 90%. Standards for new engines will be phased in starting with small engines in 2008, and all engines will be required to meet the new standards by 2015. All diesel engines will also be required to achieve a 99% reduction in sulfur emissions by 2010. We believe that these regulations and corresponding increased costs will accelerate the historical migration to electric forklifts from spark-ignition and diesel-powered forklifts.

Our Strengths

        We believe that our competitive strengths should enable us to expand our global market share and position us to achieve profitable growth. These strengths include:

  •
  Our portfolio of leading brands with strong market positions. We have a portfolio of well-known brands that has enabled us to build strong market positions. We believe that we hold the number one or two market position for reserve power and motive power batteries. We offer some of the most recognized brands in the industry, including PowerSafe, DataSafe, Genesis, Huada, Hawker, Exide and General. We market, sell and service many of these brands on a global basis, have high brand recognition and are known for quality and dependability.

  •
  Our large installed base. We have a significant installed base of reserve power and motive power batteries with our customers. Due to our end-users' tendency to replace their existing products with similar products, our large installed base generates significant aftermarket sales. Repeat sales to our existing customers, as well as service revenues for our installed products, provide a competitive advantage.

  •
  Our global capabilities. We serve diverse geographic markets, manufacturing from 19 facilities located across the Americas, Europe and Asia, enabling us to serve our customers on a global basis. Our global service and distribution network permits us to take full advantage of our large installed base of reserve power and motive power batteries and offers a competitive advantage in pursuing customers who demand consistent products and aftermarket sales and service worldwide. In addition, we are well positioned to capitalize on the strong economic growth and increasing demand for batteries in emerging markets such as China. Our integrated global network allows us to efficiently manage our manufacturing, distribution and service by optimizing production in low cost regions.

  •
  Our broad range of products. We believe that we offer the broadest product line in the industry, including batteries with a wide range of applications and capacities. We offer batteries with energy densities from less than one ampere-hour (Ah) to 4,000 Ah. In the reserve power segment, we have a complete product offering of flooded, VRLA and thin plate pure lead, which we refer to as TPPL, battery products, enabling us to sell to a diverse customer base as well as to fulfill individual customer requirements for a wide range of applications. We are the only manufacturer of TPPL technology in the markets we serve. In the motive power segment, we have a full selection of batteries and chargers for our worldwide customer base, including a high-performance "square tube" battery offered in North America.

  •
  Our strong management team with a proven track record. We believe that we have a superior team of managers, with extensive experience in the industrial battery business. Our senior management team, led by our Chief Executive Officer, John D. Craig, has an average of over 25 years of industry experience, including significant experience in the industrial battery business. Over the past three years, our management team has responded to difficult industry conditions by realigning our manufacturing and distribution facilities, controlling costs and successfully integrating a major acquisition. Following the offering, our management team will own shares and options that, when exercised, will represent 9.0% of our common stock on a fully diluted basis.

Our Strategy

        Our primary business objective is to capitalize on our competitive strengths to continue to expand our global market share, increase our net sales and improve our profit margins. We intend to achieve these objectives by implementing the following strategies:

  •
  Expand our industry-leading position. We are an industry leader in reserve power and motive power batteries and will endeavor to expand our position by continuing to focus on customer service, product development and cost structure. We believe that our leadership in lead-acid batteries, including applications such as TPPL in certain of our reserve power batteries and "square-tubes" in certain of our motive power batteries, will continue to be a competitive advantage in meeting the evolving needs of our customers. We also intend to leverage our broad product offering and global installed base to penetrate new customers and generate additional aftermarket sales and service opportunities.

  •
  Continue to expand into high-growth geographic markets. We are expanding our presence significantly in Asia and Eastern Europe, two of the highest growth geographic markets. For example, from fiscal 2003 to fiscal 2004, our net sales from the Asian market grew from $33.1 million to $49.2 million. Given the significant transportation costs involved, particularly with respect to motive power batteries, our local manufacturing capability, combined with our global scale, provides a significant advantage in competing for the business of multinational customers. We believe that our global brands, and our reputation for quality, will provide us with the ability to retain those of our key end-user customers who are shifting and expanding their manufacturing and service facilities to China, Eastern Europe and other developing markets and to gain new customers in those markets.

  •
  Further penetrate high-growth end markets. We believe that the UPS, broadband, wireless and aerospace and defense markets offer high-growth potential for sales of our products. We expect that the military and aerospace markets, where our TPPL batteries have demonstrated competitive advantages, will grow at faster rates than the overall economy for the next several years. In addition, we anticipate growth in several new premium portable power markets including medical applications, specialty aftermarket batteries and recreational vehicles.

  •
  Continue to focus on manufacturing efficiency and cost reduction programs. We intend to continue our focus on manufacturing efficiency and cost reduction by identifying new opportunities to reengineer, automate and consolidate our manufacturing processes and facilities, redesign our products and business processes, improve our information technology to increase efficiency and optimize our worldwide supply chain to reduce direct materials costs and streamline our distribution networks.

  •
  Pursue selective acquisitions. We will seek to acquire additional product lines and to strengthen and expand our portfolio, including in non-lead-acid technologies, by acquiring and integrating other industrial battery companies or entering into joint ventures or other technology transfer arrangements.

        Our ability to achieve our strategy of expansion through acquisitions could be limited by restrictions contained in our credit facilities. The amounts we may pay for acquisitions are subject to per transaction limits for individual transactions and aggregate limits over the term of the credit facilities (until 2011 under the senior secured credit facility and 2012 if we do not prepay in full the senior second lien credit facility). Our individual transaction limits are $25.0 million cash and $75.0 million total (cash and company stock), and our aggregate limits are $100.0 million cash and $200.0 million total. Furthermore, we may not invest more than $15.0 million in joint ventures and $10.0 million in other ventures over the term of the credit facilities. Our ability to incur additional indebtedness also is restricted such that any significant acquisitions that could not be financed through cash generated from operations would need to be financed through issuance of additional company common stock. Exceeding any of our acquisition, investment or additional indebtedness limitations would require the consent of our lenders. See "Description of Our Credit Facilities—Covenants" for further information on these limitations.

Our Products

  Reserve Power

        Based on information from industry sources and management estimates, we believe that we are the largest supplier of lead-acid reserve power products on a worldwide basis, with a 20% market share in 2003. We estimate that our sales of reserve power products during fiscal 2004 by end-market were as follows:

Fiscal 2004 Reserve Power Sales

        Our reserve power products include a variety of lead-acid batteries, both flooded and VRLA, and other DC power equipment and services. Reserve power products are used to provide backup or standby power for critical facilities or electrical equipment in the event of a loss of power from the primary power source.

        The primary applications for reserve power batteries are:

  •
  Telecommunications applications, such as stored energy systems to power central telephone exchanges, cellular infrastructure and other wireless and wireline systems operated by major telephone and internet backbone providers. For telecommunications applications, our batteries are designed to provide high reliability and extended operation.

  •
  UPS applications, principally battery systems to maintain uninterrupted operation for computers and computer-controlled equipment. UPS batteries normally provide power in the event of loss of power from the primary external AC power source, typically to provide for the orderly shut-down of computer equipment to protect against loss of data or to ensure operation of equipment during power outages on a short-term basis until emergency generators are able to start operating at sufficient capacity to power the equipment.

  •
  Switchgear and electrical control systems applications, such as standby power systems to maintain operability of electric utility generation, transmission and distribution systems. For typical switchgear and electrical control systems, backup power is supplied for several hours, while also providing a very high discharge rate for short periods at several intervals to operate switchgear.

  •
  Portable power applications, such as corporate and residential alarm systems, point of sale equipment, emergency lighting, closed circuit television systems, test equipment, recreational vehicles, medical devices, hospital life support equipment and various types of instrumentation and specialty aftermarket batteries for large vehicles.

  •
  Specialty applications, including aerospace and defense, including battery power systems for combat vehicles, commercial and military aircraft and submarines.

        We also manufacture and purchase for resale a wide variety of battery trays, component racks and other accessories that are used in conjunction with our reserve power systems products and a complete line of cabinets for installation of lead-acid batteries. Many of our battery racks and cabinets are designed to meet very demanding customer specifications, including racks designed to withstand seismic shocks. Our ability to customize trays, racks and other accessories gives us a competitive advantage over many of our competitors who do not provide this level of service.

        Our reserve power battery product and related products are sold worldwide primarily under the PowerSafe, DataSafe, Genesis, Cyclon, Odyssey, Huada, Varta and Armasafe brand names.

Brand	Summary technical description	Applications
PowerSafe	A premium range of highly reliable flooded VRLA products	Serves the demanding requirements of telecommunications, including central office, outside plant and wireless applications, electric utility, including power generation, transmission and distribution applications, and switchgear markets
DataSafe	A full range of flooded and VRLA batteries	Specifically designed for the high power requirements of the most demanding UPS systems, ranging from workstations to data centers
Genesis	An extensive range of premium pure lead, lead calcium and Gel VRLA batteries	Provides superior performance for such diverse applications as security systems, emergency lighting, UPS, mobility, cable TV and medical uses
Cyclon	A special spiral wound design of our TPPL VRLA technology	Delivers high performance in very dense design, while delivering superior battery life characteristics, providing customers with a compact solution to their power requirements
Odyssey	Premium TPPL VRLA batteries	For car audio, marine and starting, lighting and ignition applications for motorcycles, personal watercraft, all terrain vehicles and specialty commercial vehicles
Huada	An extensive range of VRLA batteries designed for the China market	Designed to meet the needs of the various power segments of the China telecommunications and UPS markets
Varta	Flooded standard batteries	A well recognized and highly regarded regional brand in Germany and Eastern Europe that is used extensively in the European defense market, including submarine batteries
Armasafe	TPPL technology designed to perform to military specifications	Used for tactical military vehicles such as the M1-A1 Abrams tank and the Humvee

  Motive Power

        Based on information from industry sources and management estimates, we believe that our worldwide market share in the motive power market was 28% in 2003. We estimate that our sales of motive power products in fiscal 2004 by end-market were as follows:

Fiscal 2004 Motive Power Sales

        Our motive power products include complete systems and individual components used to power, monitor, charge and test the batteries used in electric industrial forklift trucks and other material handling equipment. Motive power batteries typically are designed to provide relatively high discharge rates for a six- to eight-hour operating period. They also require rugged design to withstand the rigors of operation within moving industrial vehicles that subject them to high levels of vibration and shock.

        The primary applications for motive power batteries are:

  •
  electric industrial forklift trucks and other material handling equipment;

  •
  railroad and grade crossing warning lights and diesel locomotive engine starting; and

  •
  mining and other specialty equipment.

        Our motive power chargers convert AC to DC power to recharge motive power batteries during the intervals between operating periods of the vehicles in which the batteries are installed. Our other principal motive power accessories include electronic controls to operate chargers from remote locations and a system for periodically adding water to batteries.

        Our motive power batteries are sold worldwide primarily under the brands Hawker, Exide and General, and a line of battery handling equipment and accessories under the ProSeries brand, which includes products such as automated battery charging systems, racks and safety equipment. Our Hawker brand is the largest motive power brand, by sales, in the world.

Brand/Sub-brand	Summary technical description	Applications
Hawker
Perfect Plus Evolution	Utilize round tube, positive plate design	Electric industrial forklift trucks
Energy Plus Powerline Top Power Waterless	Utilize flat plate design
Exide-Ironclad Workhog Deserthog Loadhog Smarthog Superhog	Utilize square tube positive plate design which provides more power over longer periods of time and higher voltages under load	Electric industrial forklift trucks
General General Series HUP	Utilize flat plate design for reliable, cost-effective power	Electric industrial forklift trucks

        We are one of the largest manufacturers and distributors of motive power battery chargers in the world. These products are sold principally under the brand names Hawker, Exide and General. We are one of the only manufacturers to offer all three types of proven technology: ferro-resonant, silicon rectifiers and switchmode or high-frequency chargers. Our chargers are designed to recharge our batteries as well as any of our competitors' batteries. Recently, we developed a range of "smart" chargers, capable of communicating with our batteries and forklift trucks, enabling users to obtain valuable information.

Our Customers

        We serve over 10,000 customers in over 100 countries, on a direct basis or through our distributors with $408.8 million or 42.2% of our net sales attributable to the Americas and $560.3 million or 57.8% attributable to other countries. No single customer accounts for more than 6% of our revenues.

  Reserve Power

        Our reserve power customers consist of regional customers such as Verizon, British Telecom, Telstra and China Telecom as well as global customers including Nokia, Powerware, Emerson, MGE and Siemens. These customers are in diverse markets ranging from telecom to UPS, electric utilities, security systems, emergency lighting and personal mobility. In addition, we sell our aerospace and defense products to numerous countries, including the governments of the U.S., Germany and the U.K. and to major defense and aviation original equipment manufacturers, which we refer to as OEMs, including Lockheed-Martin and Boeing.

  Motive Power

        Our motive power customers include a large, diversified customer base. We are not overly dependent on any particular end market or geographic region. These customers include materials handling equipment dealers, OEMs and end users of such equipment. End users include manufacturers, distributors, warehouse operators, retailers, airports, mine operations and railroads. Several of our top motive power customers are forklift truck manufacturers, including the Linde Group, Jungheinrich and Crown Lift Trucks. We also sell to a significant buying group, NACCO Materials Handling Group, a subsidiary of NACCO Industries, Inc., whose operations include purchasing on behalf of a group of forklift truck dealers.

Distribution and Services

  Reserve Power

        We distribute, sell and service reserve power products globally through a combination of company-owned offices, independent manufacturers' representatives and distributors managed by our regional sales managers. With our global manufacturing locations and regional warehouses, we believe we are well positioned to meet our customers' delivery and servicing requirements. We have targeted our approach to meet local market conditions, which we believe provides the best possible service for our regional customers and our global accounts.

  Motive Power

        We distribute, sell and service our motive power products throughout the world, principally through company-owned sales and service facilities, as well as through independent manufacturers' representatives. We believe we are the only battery manufacturer in the motive power battery industry that operates a primarily company-owned service network. This company-owned network allows us to offer high-quality service, including preventative maintenance programs and customer support. Our warehouses and service locations enable us to respond quickly to customers in the markets we serve. The extensive industry experience of our sales organization results in strong long-term customer relationships.

Manufacturing and Raw Materials

        We believe that our global approach to manufacturing has significantly helped us increase our market share during the past several years. We manufacture our products at nine facilities in the Americas, eight facilities in Europe and two facilities in China. With a view toward projected demand, we strive to optimize and balance capacity at our battery manufacturing facilities located throughout the world, while simultaneously minimizing our product cost. By taking a global view of our manufacturing requirements and capacity, we are better able to anticipate potential capacity bottlenecks and equipment and capital funding needs.

        The primary raw materials used to manufacture our products include lead, plastics, steel and copper. We purchase lead from a number of leading suppliers throughout the world. Because lead is traded on the world's commodity markets and its price fluctuates daily, we enter into hedging arrangements from time to time for our projected requirements to mitigate the adverse effects of these fluctuations. We also enter into similar arrangements in connection with our purchases of steel. With respect to the remainder of our raw materials, we generally seek to enter into one- to two-year fixed-priced contracts when cost-effective.

Competition

        The industrial lead-acid battery market is highly competitive and has experienced substantial consolidation both among competitors who manufacture and sell industrial batteries and among customers who purchase industrial batteries. Our competitors range from development stage companies to major domestic and international corporations. We also compete with other energy storage technologies such as non-lead-acid batteries, fuel cells and flywheels.

        We compete primarily on the basis of reputation, product quality, reliability of service, delivery and price. We believe that our products and services are competitively priced. We believe we possess an approximate 24% global market share in our products and enjoy an incumbent advantage due to barriers to entry. These barriers include the tendency of reserve power battery customers to buy from suppliers on whom they rely with confidence for their critical power needs and the preference of large multinational customers to centralize battery purchases with equally large suppliers equipped with responsive and global servicing networks. An additional barrier is the large initial capital requirement for entrants to develop the necessary manufacturing capacity.

  Reserve Power

        We believe we have one of the largest market shares, on a worldwide basis, for reserve power products. We compete principally with Exide Technologies, GS Yuasa and C&D Technologies, as well as Fiamm and East Penn Manufacturing.

  Motive Power

        We believe we have one of the largest market shares, on a worldwide basis, for motive power products. Our principal competition in our motive power segment is Exide Technologies. In North America, we also compete with East Penn Manufacturing and C&D Technologies. In Europe, we also compete with Fiamm and Hoppecke. In Asia, we also compete with JSB, Shinkobe, Yuasa and Hitachi.

Warranties

        Warranties for our products vary by geography and product and are competitive with other suppliers of these types of products. Generally, our reserve power products carry a one-year warranty and our motive power products' warranties range from one- to five-years. The warranty on our battery chargers typically ranges from one to three years.

        The length of our warranties is sometimes extended to reflect varied regional characteristics and competitive influences. In some cases, we may extend the warranty period to include a pro rata period, which is typically based around the design life of the product and the application served. Our warranties generally cover defects in workmanship and materials and are limited to specific usage parameters.

Intellectual Property

        There are no patents that we consider to be material to our business. Although from time to time we apply for patents on new inventions and designs, we believe that the growth of our business will depend primarily upon the quality of our products and our relationships with our customers, rather than the extent of our patent protection.

        Although other manufacturers possess thin plate pure lead technology, we believe we are the only manufacturer of products using TPPL technology in the markets we serve. This technology is not patented. We believe that a significant capital investment would be required by any party desiring to produce products using TPPL technology for these markets.

        We own or possess licenses and other rights to use a number of trademarks. We have registered many of these trademarks in various styles in the U.S. Patent and Trademark Office and with other countries. Our various trademark registrations currently have a duration of approximately one to 12 years, varying by mark and jurisdiction of registration. We endeavor to keep all of our material registrations current. We believe that many such rights and licenses are important to our business by helping to develop strong brand-name recognition in the marketplace. Some of our significant trademarks include: Exide, Exide-Ironclad, HUP, Loadhog, Superhog, Workhog, Deserthog, Smarthog, Cobra, GBC, ESB, Hybernator, Liberator, Oasis, Titan PowerTech, PowerGuard, PowerPlus, LifePlus, Waterless, Powerline, Energy Plus, LifeGuard, PowerLease, Envirolink, Varta, Perfect, Hawker, Armasafe+, Odyssey, PowerSafe, DataSafe, Genesis, Cyclon, Genesis NP, Genesis Pure Lead, Supersafe, Oldham, Chloride and Espace.

        See "Litigation—Exide Litigation" for information concerning currently pending litigation involving our continuing right to use the Exide trademark.

Product and Process Development

        Our product and process development efforts are focused on the creation and optimization of new battery products using existing technologies, which differentiate our stored energy solutions from our competition's. We allocate our resources to the following key areas:

  •
  the design and development of new products;

  •
  optimizing and expanding our existing product offering;

  •
  waste reduction;

  •
  production efficiency and utilization;

  •
  capacity expansion, without additional facilities; and

  •
  quality attribute maximization.

Employees

        At March 31, 2004, we had approximately 6,500 employees. Of these employees, approximately 3,300, almost all of whom work in our European facilities, were covered by collective bargaining agreements. The average term of these agreements is one to two years, with the longest term being three and one-half years. These agreements expire over the period from 2004 to 2007.

        We consider our employee relations to be good. We have not experienced any material labor unrest, disruption of production or strike.

Environmental Matters

        In the manufacture of our products throughout the world, we process, store, dispose of and otherwise use large amounts of hazardous materials, especially lead and acid. As a result, we are subject to extensive and changing environmental, health and safety laws and regulations governing, among other things: the generation, handling, storage, use, transportation and disposal of hazardous materials; remediation of polluted ground or water; emissions or discharges of hazardous materials into the ground, air or water; and the health and safety of our employees. Compliance with these laws and regulations results in ongoing costs. Failure to comply with these laws and regulations, or to obtain or comply with required environmental permits, could result in fines, criminal charges or other sanctions by regulators. From time to time we have had instances of alleged or actual noncompliance that have resulted in the imposition of fines, penalties and required corrective actions. Our ongoing compliance with environmental, health and safety laws, regulations and permits could require us to incur significant expenses, limit our ability to modify or expand our facilities or continue production and require us to install additional pollution control equipment and make other capital improvements. In addition, private parties, including current or former employees, could bring personal injury or other claims against us due to the presence of, or their exposure to, hazardous substances used, stored, transported or disposed of by us or contained in our products.

        Certain environmental laws assess liability on owners or operators of real property for the cost of investigation, removal or remediation of hazardous substances at their current or former properties or at properties at which they have disposed of hazardous substances. These laws may also assess costs to repair damage to natural resources. We may be responsible for remediating damage to our properties that was caused by former owners. Soil and groundwater contamination has occurred at some of our current and former properties and may occur or be discovered at other properties in the future. We currently are investigating and monitoring soil and groundwater contamination at certain of our properties, and we may be required to conduct these operations at other properties in the future. In addition, we have been and in the future may be liable to contribute to the cleanup of locations owned or operated by other persons to which we or our predecessor companies have sent wastes for disposal, pursuant to federal and other environmental laws. Under these laws, the owner or operator of contaminated properties and companies that generated, disposed of or arranged for the disposal of wastes sent to a contaminated disposal facility can be held jointly and severally liable for the investigation and cleanup of such properties, regardless of fault.

        Capital expenditures associated with environmental compliance were approximately $0.2 million, $1 million and $2.7 million in fiscal 2002, 2003 and 2004, respectively. Our operating expenses associated with environmental, health and safety compliance are incorporated into our general operating expenses and are not separately quantified. However, we believe that we have not incurred material operating expenses associated with environmental, health and safety compliance over the last three fiscal years.

        Six of our facilities in the United States and Europe are certified to ISO 14001 standards. ISO 14001 is a globally recognized, voluntary program that focuses on the implementation, maintenance and continual improvement of an environmental management system and the improvement of environmental performance.

        Richmond, Kentucky.    We are undertaking a capital project to improve the ventilation system at our Richmond, Kentucky battery facility. This project resulted from multiple citations we received in September 2001 from the Kentucky Labor Cabinet, Occupational Safety and Health Program, alleging certain violations of permissible exposure limits for airborne lead. In response to these citations, we submitted an Abatement Plan to the Kentucky Labor Cabinet, and we entered into a Stipulation and Settlement Agreement with Kentucky in July 2002 that sets forth a schedule and plan for abatement with respect to these airborne exposure levels. Over the past two years, we have taken several steps at this facility in conjunction with this abatement plan. Actions that are in progress or that will be taken in the future include, in part, upgrades to the work stations, exhaust ventilation, and supply ventilation in areas identified in the abatement plan. Our improvements at this facility resulted in capital expenditures of approximately $0.3 million in fiscal 2003 and $1.3 million in fiscal 2004. Our current budget for this project in fiscal 2005 and 2006 is approximately $1.3 million and $0.6 million, respectively. We currently anticipate completing this project by February 2006.

        Manchester, England.    We currently have identified three potentially significant environmental issues at our Manchester, England battery facility: lead slag piles that may pose a health risk are located in the vicinity of a public footpath on the property; the potential restoration of the Manchester, Bolton and Bury Canal by British Waterways may lead to sampling and/or remediation obligations with respect to the canal and surrounding areas located on our property; and there may be multiple and as yet unidentified areas of soil and groundwater contamination at the facility. We believe we have a right to be indemnified by Invensys for these potential environmental liabilities and submitted a notice of claim to Invensys in May 2003 regarding these issues. No government or third-party lawsuits, regulatory actions or orders have been filed with respect to this site to date, and all our actions at this site to date are voluntary. The only action that has been taken at this site is the testing of the footpath area. To date, Invensys has assumed full responsibility for this testing. We have also established reserves of approximately $5.3 million for the facility, which reserve is not discounted by any amounts we expect to recover from Invensys. Based on the information available at this time, we believe these reserves are sufficient to satisfy these environmental liabilities.

        Sumter, South Carolina.    We currently are responsible for certain cleanup obligations at the former Yuasa lead-acid battery facility in Sumter, South Carolina. The lead acid battery facility was closed in 2001 and is separate from our current metal fabrication facility in Sumter. Remediation issues related to lead contamination in the soil were addressed pursuant to a 1998 Consent Order with the State of South Carolina, and we believe this matter to be closed. We are subject to ongoing stormwater inspection requirements under a 2000 Consent Order based on suspected lead contamination. We also are in ongoing discussions with the State of South Carolina regarding alleged trichloroethylene (TCE) and other volatile organic compound (VOC) contamination in the groundwater that predates our ownership of this facility. There may be other unidentified contaminants in the soil or groundwater that also predate our ownership of this facility. There may be other unidentified contaminants in the soil or groundwater that also predate our ownership of this facility. We believe we are insured against losses arising out of the alleged VOC contamination pursuant to our environmental insurance policy for U.S. facilities and filed a notice of claim with our insurance carrier in October 2002 regarding this contamination. In July 2004, we received written confirmation from our insurance carrier that we are insured against losses over $500,000 with respect to the investigation of this VOC contamination. We also believe we may be indemnified by Yuasa for environmental liabilities at this facility and submitted a notice of claim to Yuasa in 2002 regarding these issues. We have not yet received a response to our indemnification claim. We have established reserves of approximately $1.8 million for the environmental issues at this facility, which reserve is not discounted by any amounts we might recover from third parties. Based on current information, we believe these reserves are adequate to satisfy our environmental liabilities at this facility.

        European Union Lead Acid Battery Legislation.    Recent legislation proposed by the European Union may affect us and the lead acid battery industry. In November 2003, the European Commission issued a Directive that recommends the elimination of mercury in batteries and the reclamation of spent lead and cadmium batteries for recycling (a "closed-loop" life cycle). On April 20, 2004, the European Parliament approved legislation that would effectively ban lead and cadmium in batteries as well as mercury, with the exception of batteries for which no suitable alternatives exist. While we do not believe that such alternatives currently exist, a suitable substitute for lead acid batteries may be identified or developed. In response to the vote of the European Parliament, the European Commission stated it would not endorse a ban on lead or cadmium in batteries and affirmed its original proposal for closed-loop recycling regulations. The European Council, the main decision-making body of the European Union, is expected to comment on the new battery Directive within the coming months. We cannot predict whether the Council will adopt the view of the Parliament or the Commission. Enactment and implementation of the European Parliament's Directive by the Member States could have a material adverse effect on our business, results of operations and financial condition.

Litigation

  Exide Litigation

        When we acquired Yuasa's North and South American industrial battery business in 2000, we acquired the worldwide right to use the Exide trademark on industrial batteries. Yuasa had acquired an exclusive, perpetual, worldwide and transferable license to use the Exide name on industrial batteries in 1991 when it bought Exide Technologies' industrial battery business.

        In 2002, Exide Technologies filed for protection under Chapter 11 of the U.S. Bankruptcy Code. During the course of its Chapter 11 proceedings, Exide Technologies sought to reject certain agreements related to the 1991 sale of Exide Technologies' industrial battery business to Yuasa, including the trademark license referred to above. We opposed Exide Technologies' attempt to reject these agreements. If the court were to find in favor of Exide Technologies, our license to use the Exide name could be terminated. If the license were so terminated, we believe that the court might delay the effective date of the termination for some reasonable period.

        The Exide trade name is one of our better-known brands. Our Exide-branded batteries represented approximately 12% of our net sales for fiscal 2004. We introduced testimony in the court proceedings from an expert witness who estimated that we would suffer damages of approximately $60 million over a seven-year period from price erosion, profit on lost sales and incremental rebranding expense in the event that the license were terminated. This expert's assessment of our damages assumed, contrary to our current belief, that the court would not delay the effective date of the termination.

        We believe that we should prevail but, as with any litigation, the outcome is uncertain. If we do not ultimately prevail, we believe that, if the court were to provide us with a reasonable time period to continue to use the name while we rebrand our products in order to mitigate potential price erosion and sales loss, the termination of the license should not have a material adverse effect on our financial condition or operating results.

  Other Litigation

        From time to time, we are involved in litigation incidental to the conduct of our business. We do not expect that any of this litigation, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flow.

Facilities

        Set forth below is a table of our principal manufacturing and principal distribution facilities, their principal functions, the approximate size of the facility and whether the facility is owned or leased.

Location	Function/Products Produced(1)	Size (square feet)	Owned/Leased
North America:
Reading, PA	Corporate Offices	109,000	Owned
Richmond, KY	Motive and Reserve Power Batteries	277,000	Owned
Cleveland, OH	Motive Power Chargers	66,000	Owned
Ooltewah, TN	Motive Power Batteries	90,000	Owned
Warrensburg, MO	Reserve Power Batteries	341,000	Owned
Hays, KS	Reserve Power Batteries	351,000	Owned
Sumter, SC	Metal fabrication, Motive and Reserve Power	52,000	Owned
Santa Fe Springs, CA	Distribution Center, Motive and Reserve Power Batteries	35,000	Leased
Carlstadt, NJ	Distribution Center, Motive and Reserve Power Batteries	25,000	Leased
Tijuana, Mexico	Reserve Power Batteries	156,000	Owned
Monterrey, Mexico	Reserve and Motive Power Batteries	80,000	Owned
Brampton, Canada	Assembly and distribution, Motive and Reserve Power Batteries	37,000	Leased
Europe:
Arras, France	Reserve and Motive Power Batteries	484,000	Owned
Newport, Wales	Reserve Power Batteries	233,000	Owned
Manchester, England	Reserve Power Batteries	475,000	Owned
Hagen, Germany	Reserve and Motive Power Batteries	395,000	Owned/Leased
Bielsko-Biala, Poland	Motive Power Batteries	172,000	Leased
Brebieres, France	Motive Power Chargers	41,000	Leased
Zamudio, Spain	Reserve and Motive Power Batteries	55,000	Owned
Villanova, Italy	Reserve and Motive Power Batteries	50,000	Leased
Herstal, Belgium	Distribution Center, Motive and Reserve Power Batteries	84,000	Leased
Asia:
Shenzhen, China	Reserve Power Batteries	176,000	Owned
Jiangsu, China	Reserve Power Batteries	130,000	Owned

(1)
The primary function of listed facilities is manufacturing industrial batteries, unless otherwise noted.

Quality Systems

        We utilize a global strategy for quality management systems, policies and procedures, the basis of which is the ISO 9001:2000 standard. We believe in the principles of this standard and reinforce this by mandatory compliance for all manufacturing, sales and service locations that are registered to the ISO 9001 standard. This strategy enables us to provide effective products and services to meet our customers' needs.

MANAGEMENT

Directors and Executive Officers

        Set forth below is certain information regarding our executive officers and directors.

Name	Age	Position
John D. Craig	53	Chairman of the Board of Directors, President and Chief Executive Officer
Michael T. Philion	52	Executive Vice President—Finance and Chief Financial Officer
Charles K. McManus	57	Executive Vice President—North America Reserve Power and Worldwide Marketing
John A. Shea	41	Executive Vice President—Motive Power Americas
Richard W. Zuidema	55	Executive Vice President—Administration
Cheryl A. Diuguid	53	Senior Vice President—Asia
Raymond R. Kubis	50	President—Europe
Howard I. Hoffen	40	Director
Eric T. Fry	37	Director
Michael C. Hoffman	41	Director Nominee
Chad L. Elliott	32	Director Nominee
Dennis S. Marlo	61	Director Nominee
John F. Lehman	61	Director Nominee

        Executive officers are appointed by and serve at the pleasure of our board of directors. A brief biography of each director and executive officer follows:

  John D. Craig, Chairman of the Board of Directors, President and Chief Executive Officer.    Mr. Craig has served as Chairman of the Board of Directors, President and Chief Executive Officer and a director since November 2000. From 1998 to October 2000, he served as President and Chief Operating Officer of Yuasa Inc., the predecessor company to EnerSys. Mr. Craig joined Yuasa in 1994. Mr. Craig received his Master of Electronics Engineering Technology degree from Arizona State University and his Bachelor's degree from Western Michigan University.

  Michael T. Philion, Executive Vice President—Finance and Chief Financial Officer.    Mr. Philion has served as Executive Vice President—Finance and Chief Financial Officer since November 2000. From 1994 to October 2000, he served as Vice President—Finance and Chief Financial Officer of Yuasa. Prior thereto, Mr. Philion was employed as a banking merger and acquisitions specialist with Ernst & Young and as a senior financial executive with a large regional food service management company. Mr. Philion is a certified public accountant. He received his Bachelor of Science degree in Accounting from Pennsylvania State University.

  Charles K. McManus, Executive Vice President—North America Reserve Power and Worldwide Marketing.    Mr. McManus has served as Executive Vice President—North America Reserve Power and Worldwide Marketing since March 2002. Mr. McManus served as Executive Vice President of Stationary Power from 2000 to 2002 and as Vice President—Stationary Power of Yuasa from 1997 to 2000. From 1990 to 1997, Mr. McManus was employed by GNB Industrial Battery Company as Vice President—Telecom Business Unit. Mr. McManus attended the University of Pennsylvania.

  John A. Shea, Executive Vice President—Motive Power Americas.    Mr. Shea has served as Executive Vice President—Motive Power Americas since March 2002. From November 2000 to March 2002, he served as Executive Vice President—Motive Power. From 1995 to November 2000, Mr. Shea was Vice President Sales and Marketing—Motive Power of Yuasa. He joined Yuasa in 1987. Mr. Shea received his Bachelor of Arts degree in Business Administration with a double major in Marketing and Human Resource Management from California State University.

  Richard W. Zuidema, Executive Vice President—Administration.    Mr. Zuidema has served as Executive Vice President—Administration since March 2002. From November 2000 until March 2002, Mr. Zuidema was Executive Vice President—Administration and International. Mr. Zuidema served as Vice President—Administration of Yuasa from 1998 to 2000. Mr. Zuidema received his Master of Business Administration degree from the University of Buffalo and his Bachelor of Sciences degree in Business Administration and Finance from the State University of New York.

  Cheryl A. Diuguid, Senior Vice President—Asia.    Ms. Diuguid has served as Senior Vice President—Asia since February 2004. From March 2002 to February 2004, Ms. Diuguid served as Vice President of Strategic Planning and Asia. Ms. Diuguid was employed by Invensys plc from 1991 to 2002, where she served as Vice President and General Manager of Worldwide Operations for the Energy Storage Group from April 1999 to March 2002. Ms. Diuguid received her Master of Business Administration degree from Duke University, her Master of Science degree in Chemistry from the University of Virginia and her Bachelor of Science degree in Chemistry from Lynchburg College.

  Raymond R. Kubis, President—Europe.    Mr. Kubis has served as President—Europe, since March 2002. From October 1998 to March 2002, Mr. Kubis was Vice President, General Manager, Motive Power, for the Energy Storage Group of Invensys plc. Mr. Kubis received his Master of Business Administration degree from The Wharton School of the University of Pennsylvania and his Bachelor of Science degree in Accounting from the University of Illinois.

  Howard I. Hoffen, Director.    Mr. Hoffen has been a director since November 2000. Mr. Hoffen is a Managing Director of Morgan Stanley & Co. Incorporated. He joined Morgan Stanley & Co. Incorporated initially in 1985. Mr. Hoffen serves as a Director of Catalytica Energy Systems, Inc. and Choice One Communications, both of which trade on the Nasdaq Stock Market. He is also a Director of the following private companies: Cantera Resources, Concert Capital, Direct Response Corporation, Homesite Group Inc., Triana Energy, Union Drilling Co. Inc. and Vanguard Health Systems. Mr. Hoffen received his Master of Business Administration degree from Harvard Business School and his Bachelor of Science degree from Columbia University.

  Eric T. Fry, Director.    Mr. Fry has been a director since November 2000. Mr. Fry is a Managing Director of Morgan Stanley. He joined Morgan Stanley & Co. Incorporated initially in 1989. Mr. Fry serves as a Director of Cross Country Healthcare, Inc., which is traded on the Nasdaq Stock Market. He is also a Director of American Color Graphics, Inc., Direct Response Corporation, Homesite Group, LifeTrust America, Vanguard Health Systems and The Underwriter Group Limited. Mr. Fry received his Master of Business Administration degree from Harvard Business School and his Bachelor of Science degree in Economics from The Wharton School at the University of Pennsylvania.

  Michael C. Hoffman, Director Nominee.    Michael C. Hoffman is a Managing Director of Morgan Stanley Capital Partners. He joined Morgan Stanley & Co. Incorporated in 1986 and worked in the Firm's Strategic Planning Group prior to joining Morgan Stanley Private Equity in 1990. Mr. Hoffman is a Director of American Color Graphics, Inc. and Aventine Renewable Energy, Inc., and has served as a Director of Jefferson Smurfit Corporation and eAccess Limited. Mr. Hoffman received his Bachelor of Science degree in Operations Research and Industrial Engineering from Cornell University.

  Chad L. Elliott, Director Nominee.    Mr. Elliott is a Vice President of Morgan Stanley Capital Partners. He joined Morgan Stanley Private Equity in 1999. Prior to that, Mr. Elliott was an Analyst at Goldman Sachs & Co. Mr. Elliott is a Director of Aventine Renewable Energy, Inc. Mr. Elliott received his Master of Business Administration degree from Harvard Business School and his Bachelor of Arts degree in Economics from Princeton University.

  Dennis S. Marlo, Director Nominee.    Mr. Marlo served as Chief Risk Management Officer of Sovereign Bancorp, Inc. from April 2001 through June 2004 and currently serves as Executive Vice President.

  Mr. Marlo joined Sovereign in February 1998 as the President of the Pennsylvania Division of Sovereign Bank and was appointed Chief Financial Officer and Treasurer of Sovereign in May 1998, serving in that capacity through April 2001. Prior thereto, Mr. Marlo served as President and Chief Executive Officer of ML Bancorp Inc., a predecessor company of Sovereign, and as a partner with KPMG, LLP. Mr. Marlo completed the Graduate School of Community Bank Management at the University of Texas at Austin and received his Bachelor of Science degree in Accounting from La Salle University. He is a certified public accountant.

  John F. Lehman, Director Nominee.    Mr. Lehman is a founding partner of J.F. Lehman & Company, a private equity firm, and has been its chairman since November 1990. Prior to founding J.F. Lehman & Company, Mr. Lehman was a Managing Director in Corporate Finance at PaineWebber Incorporated, served for six years as Secretary of the Navy, was a member of the National Security Council Staff, served as a delegate to the Mutual Balanced Force Reductions negotiations and was the Deputy Director of the Arms Control and Disarmament Agency. Mr. Lehman serves as a director of Ball Corporation, which is traded on the New York Stock Exchange. He is the chairman of the following private companies: Special Devices, Incorporated, OAO Technology Solutions, Inc., Racal Instruments, Inc. and Racal Acoustics Ltd. He also serves as a director of ISO Inc., a private company. Mr. Lehman is a member of the National Commission on Terrorist Attacks Upon the United States. He is also chairman of the Princess Grace Foundation. Mr. Lehman received his Bachelor of Science degree from St. Joseph's University, his Bachelor of Arts and Master of Arts degrees from Cambridge University and a doctorate from the University of Pennsylvania.

        Morgan Stanley and a new independent private equity firm, Metalmark Capital LLC, led by Howard Hoffen and senior members of Morgan Stanley Capital Partners, including Eric Fry and Michael Hoffman, have agreed that an affiliate of Metalmark Capital LLC will manage MSCP IV and certain of its related funds on a sub-advisory basis. This sub-advisory relationship is expected to commence in the third quarter of 2004.

Composition of the Board After This Offering

        Upon the closing of this offering, our board of directors will consist of seven members, including Mr. Marlo and Mr. Lehman, independent directors who have been named to serve on our board of directors effective as of the closing of this offering. We expect to add a third independent member to our board of directors within 12 months after the closing of this offering. There are no family relationships among our directors or executive officers.

        Messrs. Hoffen and Fry serve, and Messrs. Hoffman and Elliott have been nominated to serve, on our board of directors by MSCP IV, pursuant to the securityholder agreement that we entered into with the Morgan Stanley Funds and our other principal equity holders prior to this offering. The securityholder agreement entitles MSCP IV to designate a majority of the nominees for election to the board of directors and also provides that our chief executive officer shall be nominated to the board of directors. The parties to the securityholder agreement have agreed with us to vote their shares of common stock to elect such nominees for director.

        Pursuant to our certificate of incorporation, our board of directors is divided into three classes. The members of each class will serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, nominees for directors in that class will be considered for election for three-year terms at the annual meeting of stockholders in the year in which the term of directors in that class expires. The classes are composed of the following directors:

  •
  Mr. Fry, Mr. Marlo and Mr. Lehman will be Class I directors, whose terms will expire at the 2005 annual meeting of stockholders;

  •
  Mr. Hoffman and Mr. Elliott will be Class II directors, whose terms will expire at the 2006 annual meeting of stockholders; and

  •
  Mr. Craig and Mr. Hoffen will be Class III directors, whose terms will expire at the 2007 annual meeting of stockholders.

        Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Committees of our Board of Directors

        At the closing of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Our board of directors from time to time may establish other committees.

        Because MSCP IV and our other existing institutional stockholders will continue to hold more than 50% of the voting power of EnerSys after giving effect to the offering, we are a "controlled company" within the meaning given to that term in the New York Stock Exchange listing requirements. So long as we are a "controlled company," we are exempt from certain listing requirements, including, among others, the requirements that a majority of our board of directors be independent directors and that all the members of our compensation and nominating and corporate governance committees be independent directors.

  Audit Committee

        Upon the closing of this offering, our audit committee will consist of Mr. Marlo, Mr. Lehman and Mr. Fry. Mr. Marlo has been determined to be our "audit committee financial expert," as such term is defined in Item 401(h) of Regulation S-K. The audit committee will be responsible for:

  •
  engaging our independent auditor;

  •
  approving the overall scope of our audit;

  •
  assisting our board of directors in monitoring the integrity of our financial statements, the independent accountants' qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements;

  •
  annually reviewing our independent auditor's report describing the auditing firm's internal quality-control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

  •
  monitoring the rotation of partners of the independent auditor on our engagement team;

  •
  discussing the annual audited financial and quarterly statements with management and the independent auditor and reviewing our material accounting policies and estimates and administrative and financial controls;

  •
  discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

  •
  discussing policies with respect to risk assessment and risk management;

  •
  meeting separately, periodically, with management, internal auditors and the independent auditor;

  •
  reviewing with the independent auditor any audit problems or difficulties and management's response;

  •
  setting clear hiring policies for employees or former employees of the independent auditor;

  •
  approving the retention of the independent auditor to perform any proposed permissible non-audit services;

  •
  handling such other matters as are specifically delegated to the audit committee by our board of directors from time to time; and

  •
  reporting regularly to our full board of directors.

        Within 12 months after the closing of this offering, we plan to nominate an additional new independent member to the audit committee to replace Mr. Fry so that all three of our audit committee members will be "independent," as such term is defined in Rule 10A-3(b)(i) under the Securities Exchange Act of 1934, as amended.

        Our board of directors has adopted a written charter for the audit committee, which will be available on our website at http://www.enersys.com.

  Compensation Committee

        Upon the closing of this offering, our compensation committee will consist of one independent director, and Mr. Hoffen and Mr. Fry. The compensation committee is responsible for:

  •
  reviewing key employee compensation policies, plans and programs;

  •
  reviewing and approving the compensation of our executive officers;

  •
  reviewing and approving employment contracts and other similar arrangements between us and our executive officers;

  •
  reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters;

  •
  administration of stock plans and other incentive compensation plans; and

  •
  such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

        None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or compensation committee.

  Nominating and Corporate Governance Committee

        Upon the closing of this offering, our nominating and corporate governance committee will consist of one independent director, and Mr. Hoffen and Mr. Fry. The nominating and corporate governance committee will be responsible for identifying and recommending potential candidates qualified to become board members, recommending directors for appointment to board committees and developing and recommending to our board a set of corporate governance principles.

Director Compensation

        Upon the closing of the offering, we expect to pay our directors (other than directors who are our employees) an annual retainer of $50,000 and a fee of $2,500 for each of our board meetings, and $1,000 for each committee meeting, attended in person (or $1,250 for each of our board meetings, and $500 for each committee meeting, attended by telephone). We will grant each of our directors (other than directors who are our employees) options to acquire 2,500 shares of common stock annually at an exercise price equal to the closing market price on the date of the grant. We will reimburse any member of our board who is not an employee for reasonable expenses incurred in connection with his or her attendance at board and committee meetings. We also plan to grant stock options or other awards under our 2004 EIP to independent directors.

Limitation of Liability and Indemnification of Directors and Officers

        Delaware law, our certificate of incorporation and our bylaws contain limitation of liability provisions and provisions for indemnification of our directors and officers. See "Description of Capital Stock, Certificate of Incorporation and Bylaws" for a summary of these provisions.

        In addition, we have entered into, or will have entered into prior to the closing of this offering, an indemnity agreement with each of our directors and officers. Pursuant to this agreement, we will indemnify, to the fullest extent permitted by the Delaware General Corporation Law, each director or officer who is, or is threatened to be made, a party to any proceeding by virtue of the fact that such person is or was one of our directors or officers. Indemnification will be provided for all costs, judgments, penalties, fines, liabilities and amounts paid in settlement of any such proceeding and for expenses actually and reasonably incurred in connection with any such proceeding.

Executive Compensation

        The following table shows the annual cash compensation and certain other compensation paid or accrued by us for fiscal 2004 to our Chief Executive Officer and our other four most highly compensated executive officers. We refer to these officers collectively as our named executive officers.

Summary Compensation Table

								Long-Term Compensation Awards
	Annual Compensation							Securities Underlying Options (#)
Name and Principal Position									All Other Compensation
	Salary		Bonus			Other
John D. Craig Chairman, President and Chief Executive Officer	$725,000		$ $	725,000 3,687,855	(1) (2)	$2,100	(3)	128,278	$32,909	(4)
Michael T. Philion Executive Vice President—Finance, Chief Financial Officer and Director	$335,000		$ $	201,000 1,580,280	(1) (2)	$2,100	(3)	51,300	$9,916	(5)
Richard W. Zuidema Executive Vice President—Administration and Director	$336,000		$ $	201,600 1,207,049	(1) (2)	$2,100	(3)	51,300	$10,137	(5)
John A. Shea Executive Vice President—Motive Power Americas	$311,000		$ $	186,600 1,259,796	(1) (2)	$2,100	(3)	51,300	$9,684	(5)
Raymond R. Kubis President—Europe	$366,048	(6)	$ $	217,587 415,477	(1)(7) (2)	$75,894	(8)	51,300	$22,860	(9)

(1)
Consists of normal bonus for fiscal 2004 paid in fiscal 2005.

(2)
Consists of a one-time payment in connection with our recapitalization on March 17, 2004. In order to treat management equitably with other stockholders, because significant portions of management's equity interests are in the form of options to purchase shares of our common or preferred stock, we made a cash distribution to each individual based on the aggregate in-the-money value of his or her vested options. These one-time bonus payments were made to all members of management who held unexercised options.

(3)
Consists of car allowance benefits.

(4)
Consists of long-term disability premiums in the amount of $7,150, 401(k) matching contributions in the amount of $9,859 plus benefits under a split dollar life insurance policy in the amount of $890 of imputed income associated with the term insurance portion of the policy and $15,010 of imputed interest income resulting from the premiums paid in fiscal 2004. These benefits represent the price of the term portion of the policy premiums plus the discounted present value of the imputed interest on the investment portion of the premiums over Mr. Craig's expected life.

(5)
Consists of 401(k) matching contributions.

(6)
U.S. dollar equivalent of annual salary of €297,600, based on the exchange rate at March 31, 2004, $1.23 to €1.00.

(7)
Consists of U.S. dollar equivalent of fiscal 2004 bonus of €176,900, based on the exchange rate at March 31, 2004, $1.23 to €1.00.

(8)
U.S. dollar equivalent of €61,703, based on the exchange rate at March 31, 2004, $1.23 to €1.00. This represents perquisites paid to Mr. Kubis for fiscal 2004 and includes private school tuition of $55,781 for Mr. Kubis' children, personal travel expenses of $9,546, car allowance benefits of $2,688 and payments of $7,879 for tax advisory services.

(9)
This represents the U.S. dollar equivalent of €18,585 in pension contributions to an individual retirement account, based on the exchange rate at March 31, 2004, $1.23 to €1.00.

  Stock Option Grants in Fiscal 2004

        The following table sets forth information regarding stock options granted during fiscal 2004 to the executive officers named below.

Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
	Number of Securities Underlying Options Granted (#)(1)	Percentage of Total Options Granted to Employees in Fiscal 2004
			Exercise Price per Share ($/Sh)	Expiration Date
					5%	10%
John D. Craig Chairman, President and Chief Executive Officer	39,643 66,291 22,344	7.32 12.24 4.12%	$16.24 10.82 21.92	3/22/09 3/22/12 3/22/12	$22,200 396,420 —	$53,914 449,453 —
Michael T. Philion Executive Vice President—Finance, Chief Financial Officer	15,846 26,505 8,949	2.92 4.90 1.65%	$16.24 10.82 21.92	3/22/09 3/22/12 3/22/12	$8,874 158,500 —	$21,551 179,704 —
Richard W. Zuidema Executive Vice President—Administration	15,846 26,505 8,949	2.92 4.90 1.65%	$16.24 10.82 21.92	3/22/09 3/22/12 3/22/12	$8,874 158,500 —	$21,551 179,704 —
John A. Shea Executive Vice President—Motive Power Americas	15,846 26,505 8,949	2.92 4.90 1.65%	$16.24 10.82 21.92	3/22/09 3/22/12 3/22/12	$8,874 158,500 —	$21,551 179,704 —
Raymond R. Kubis President—Europe	15,846 26,505 8,949	2.92 4.90 1.65%	$16.24 10.82 21.92	3/22/09 3/22/12 3/22/12	$8,874 158,500 —	$21,551 179,704 —

(1)
One-half of the options granted in fiscal 2004 vested upon grant. The unvested portion of the grant vests 50% per year over two years.

(2)
Potential realizable values are net of exercise price, but before any taxes associated with exercise. The assumed rates of stock appreciation are provided in accordance with SEC rules based upon an assumed initial public offering price of $16 per share, and do not represent our estimate or projection of future stock price.

Aggregated Option Exercises in Fiscal 2004 and Fiscal Year-End Option Values

        None of our named executive officers exercised options to purchase our common stock during fiscal 2004. The following table shows information about the value of each of our named executive officers' unexercised options as of March 31, 2004.

Fiscal 2004
Year-End Option Values

	Number of Securities Underlying Unexercised Options at Fiscal Year-End(1)		Value of Unexercised In-the-Money Options at Fiscal Year-End(2)
	Exercisable	Unexercisable	Exercisable	Unexercisable
John D. Craig Chairman, President and Chief Executive Officer	1,334,754	755,858	$4,971,336	$2,007,360
Michael T. Philion Executive Vice President—Finance, Chief Financial Officer	549,983	302,272	2,185,241	802,700
Richard W. Zuidema Executive Vice President—Administration	493,395	302,272	1,495,701	802,700
John A. Shea Executive Vice President—Motive Power Americas	501,496	302,272	1,594,416	802,700
Raymond R. Kubis President—Europe	218,822	302,272	603,884	603,889

(1)
Includes common stock equivalent number of shares issuable if certain stock options had been exercised for preferred stock and then converted into common stock, all as of March 31, 2004. As of March 31, 2004, there were 10,609 stock options outstanding for preferred stock, convertible into 350,797 shares of common stock. Named executive officers held 9,045 of these preferred stock options.

(2)
There was no public trading market for our common stock as of March 31, 2004. Accordingly, these values have been based upon an assumed initial public offering price of $16.00 per share less the applicable exercise price payable for these shares, multiplied by the number of shares underlying the option.

Equity Compensation Plan Information

        The following table sets forth information as of March 31, 2004, regarding all of our existing compensation plans pursuant to which equity securities are authorized for issuance to employees and non-employee directors.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))	Total of securities reflected in columns (a) and (c)
	(a)	(b)	(c)	(d)
Equity Compensation Plans Approved By Stockholders(1)	7,334,398	$13.63	2,000,000	9,334,398
Equity Compensation Plans Not Approved By Stockholders	—	—	—	—

Total	7,334,398	$13.63	2,000,000	9,334,398

(1)
Consists of options to purchase shares of common stock or preferred stock under the EnerSys Management Equity Plan ("MEP"), which was adopted by stockholders on November 9, 2000. Options granted under this plan generally vest 25% per year from the date of grant. Upon an IPO, an additional 30% of granted options vest immediately.

Employment Agreements

        All of our named executive officers have entered into employment or directorship agreements with us. The following is a description of the material terms of these agreements.

  Employment Agreements with Messrs. Craig, Philion, Zuidema and Shea

        We entered into an employment agreement with Mr. Craig on November 9, 2000. Mr. Craig's employment agreement is for a three-year term that is automatically extended on a daily basis to continue for three years from the date of such extension. Mr. Craig's employment agreement provides that after an initial public offering of our stock, we will use our best efforts to nominate him as Chairman of the Board and that he shall also serve as the Chief Executive Officer and Chairman of the Board of each direct and indirect subsidiary of EnerSys. Mr. Craig's employment agreement provides that he may not compete with our business for three years following termination of his employment. We entered into employment agreements with each of Messrs. Philion, Zuidema and Shea on November 9, 2000. The employment agreements entered into by Messrs. Philion, Zuidema and Shea are for a two-year term that is automatically extended on a daily basis to continue for two years from the date of such extension. These employment agreements provide generally that the executive may not compete with our business for two years following termination of his employment.

        Subject to annual increases at the sole discretion of the compensation committee, Mr. Craig's base salary is $725,000, Mr. Philion's base salary is $335,000, Mr. Zuidema's base salary is $336,000 and Mr. Shea's base salary is $311,000. Contingent upon meeting goals established by the Board of Directors and the compensation committee, Mr. Craig is entitled to a bonus of up to 100% of base salary, and each of Mr. Philion, Mr. Zuidema and Mr. Shea is entitled to a bonus of up to 60% of base salary.

        We may terminate the employment of Mr. Craig, Philion, Zuidema or Shea for cause if he has been involved in any of the following: the commission of a felony or crime involving moral turpitude; a knowing and intentional fraud; an act or omission that is materially injurious to EnerSys; or the willful and continued failure or refusal to substantially perform his duties as an employee. If we were to terminate the employment of one of these executives without cause, or if he were to resign with good reason, we would be obligated to pay him his base salary, plus annual bonuses in an amount equal to the average of his two most recent annual bonuses, for the remainder of the term of the employment agreement. The employment agreements provide that if any payments due to the executive are subject to excise tax under Section 4999 of the Internal Revenue Code of 1986, we will provide the executive with a tax gross-up payment to negate the excise tax. "Good reason" means any of the following: a decrease in base salary; a material diminution of authority, responsibilities or positions; a relocation to any office location that is more than 50 miles from Reading, Pennsylvania; or our giving notice that we intend to discontinue the automatic extension of the employment agreement.

  Directorship Agreement with Mr. Kubis

        On January 8, 2002, Mr. Kubis entered into a directorship agreement and a managing directorship agreement with respect to his services as President—Europe. These directorship agreements are for two-year terms that may be extended at our option. They provide generally that Mr. Kubis may not compete with our business for at least 12 months following termination of his directorship. Subject to annual increases at the sole discretion of the compensation committee, Mr. Kubis's base salary is €297,600 (U.S. dollar equivalent of $366,048, based on the exchange rate at March 31, 2004, $1.23 to €1.00), and, contingent upon meeting goals established by the Board of Directors and the compensation committee, Mr. Kubis is entitled to an annual bonus of up to 60% of base salary.

        We may terminate Mr. Kubis' directorship appointment for cause if he has been involved in any of the following: the commission of a felony or crime involving moral turpitude; a knowing and intentional fraud; an act or omission that is materially injurious to EnerSys; or the willful and continued failure or refusal to substantially perform his duties as a director. If we were to terminate Mr. Kubis' appointment without cause, or if he were to resign with good reason, we would be obligated to pay him his base remuneration, plus annual bonuses in an amount equal to the average of his two most recent annual bonuses, for two years. The directorship agreement provides that if any payments due to Mr. Kubis are subject to excise tax under Section 4999 of the Internal Revenue Code of 1986, we will provide Mr. Kubis with a tax gross-up payment to negate the excise tax. "Good reason" means any of the following: a decrease in base remuneration; a material diminution of authority, responsibilities or positions; a relocation from Brussels, Belgium to any other location, unless Mr. Kubis is relocated to the United States or, upon 90 days' prior notice and the payment of reasonable relocation expenses, to London, Paris or Frankfort; or a failure to renew the managing directorship agreement.

Management Equity Plan

        The following is the summary of the material terms of our Management Equity Plan, which we refer to as the MEP. This description is not complete. For more information, we refer you to the full text of the MEP, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. We originally adopted the MEP effective as of November 22, 2000. Prior to the date of this prospectus, the MEP was amended to provide that no additional awards shall be granted pursuant to it.

        The MEP authorized the grant of "non-qualified" (for purposes of the Internal Revenue Code of 1986, as amended (the "Code")) stock options and restricted stock to our officers and key employees. The number of shares reserved pursuant to outstanding awards under the MEP is subject to adjustment as a result of mergers, consolidations, stock dividends, stock splits and other dilutive changes in our common stock.

        Administration.    The MEP is administered by our compensation committee, provided that all actions of the compensation committee require the prior approval of the board. The compensation committee may adopt such rules as it may deem appropriate in order to carry out the purpose of the MEP. All questions of interpretation, administration and application of the MEP shall be determined in good faith by a majority of the members of the compensation committee, except that the compensation committee may authorize any one or more of its members, or any officer, to execute and deliver documents on behalf of the compensation committee.

        Options.    The compensation committee awarded options to purchase 7,046,857 shares of our common stock pursuant to the MEP. The compensation committee determined the terms for each option, except that the exercise price of the options is specified in the MEP. The exercise of certain options, however, have been adjusted to take into account the effects of certain corporate restructurings and distributions. An option holder may exercise an option by written notice and payment of the exercise price in cash or, in the sole discretion of the compensation committee by "cashless" exercise, in shares of our common stock already owned by the option holder, in other property acceptable to the compensation committee or in any combination of cash, "cashless" exercise, shares of common stock or such other property as determined by the compensation committee in its discretion. Options awarded under the MEP have generally been subject to vesting at the rate of 25% per year. However, certain awards that related to prior option awards were given vesting from the date of their related option awards. Further, as a result of this offering, all outstanding options were given an additional 30 percentage points of vesting (but not in excess of 100% overall vesting).

        In addition, the MEP previously allowed the compensation committee to award options to purchase shares of our preferred stock. Such options were awarded with respect to 357,377 shares of our preferred stock as of June 30, 2004 on an as-converted to common basis. Such options have been converted into options to purchase 357,377 shares of common stock. Such options generally have the same treatment described herein as non-qualified options to purchase common stock awarded under the MEP.

        Restricted Stock.    The compensation committee awarded 285,000 shares of restricted stock pursuant to the MEP. Restricted stock awards consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. The compensation committee determined the restrictions and conditions applicable to each award of restricted stock at the time of grant. However, all shares of restricted stock were fully vested upon award.

        Transferability.    Awards granted under the MEP generally are not transferable other than by will or by the laws of descent and distribution.

        Change of Control.    In the event that (i) the company is merged or consolidated with another corporation, (ii) all or substantially all the assets of the company are acquired by another corporation, person or entity, or (iii) the company is reorganized, dissolved or liquidated, the compensation committee may in its discretion (A) adjust the number of awards granted to each participant and the number of awards that may be granted generally pursuant to the MEP, (B) adjust the exercise price of any options, and (C) make any other adjustments, or take such action, as the compensation committee, in its discretion, deems appropriate.

        Forfeiture of Awards.    The MEP generally provides for forfeiture of awards granted under the MEP in the event a participant engages in a "competing business" (as defined in the MEP) or engages in a "wrongful solicitation" (as defined in the MEP) while employed by the Company or a subsidiary or within 13 months of termination of employment.

        Term of the MEP; Amendment and Termination.    The MEP became effective on November 9, 2000, was amended and restated prior to the date of this prospectus, and will continue until terminated by the board. The board may at any time and from time to time alter, amend, suspend or terminate the MEP in whole or in part. Generally, no termination or amendment of the MEP may, without the consent of the participant to whom any awards previously have been granted, adversely affect the rights of such participant in such awards. As indicated above, however, there will be no additional awards under this MEP, except for adjustments required by its terms.

2004 Equity Incentive Plan

        The following is a summary of the material terms of our 2004 Equity Incentive Plan, which we refer to as the 2004 EIP. This description is not complete. For more information, we refer you to the full text of the 2004 EIP, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. We adopted the 2004 EIP effective prior to the date of this prospectus.

        The 2004 EIP authorizes the grant of "non-qualified" (for purposes of the Code) stock options, incentive stock options (for purposes of the Code), stock appreciation rights (including tandem stock appreciation rights), restricted stock, restricted stock units and other stock-based awards to our employees, directors and affiliates. A maximum of 1,000,000 shares of our common stock may be subject to awards under the 2004 EIP. The number of shares issued or reserved pursuant to the 2004 EIP (or pursuant to outstanding awards) is subject to adjustment as a result of mergers, consolidations, reorganizations, stock splits, stock dividends and other dilutive changes in our common stock. Shares subject to any awards that expire without being exercised or that are forfeited shall again be available for future grants of awards under the 2004 EIP. In addition, shares subject to awards that have been retained by us in payment or satisfaction of the purchase price or tax withholding obligation of an award shall not count against the limit described above.

        Administration.    The 2004 EIP is administered by our compensation committee provided that all actions of the compensation committee require prior approval of the board. The committee has the sole discretion to determine the employees and directors to whom awards may be granted under the 2004 EIP, the manner in which such awards will vest and the other conditions applicable to awards. Options, stock appreciation rights, restricted stock and other stock-based awards may be granted by the committee to employees and directors in such numbers and at such times during the term of the 2004 EIP as the committee shall determine. The committee is authorized to interpret the 2004 EIP, to establish, amend and rescind any rules and regulations relating to the 2004 EIP and to make any other determinations that it deems necessary or desirable for the administration of the 2004 EIP. The committee may correct any defect, supply any omission or reconcile any inconsistency in the 2004 EIP in the manner and to the extent the committee deems necessary or desirable.

        Options.    The compensation committee will determine the exercise price and other terms for each option and whether the options are non-qualifed stock options or incentive stock options. Incentive stock options may be granted only to employees and are subject to certain other restrictions. To the extent an option intended to be an incentive stock option does not so qualify, it will be treated as a non-qualified option. An option holder may exercise an option by written notice and payment of the exercise price in a form acceptable to the committee, which may include: by cash, check or wire transfer; by the surrender of a number of shares of common stock already owned by the option holder for at least the minimum period required by law and to avoid any accounting charge with a fair market value equal to the exercise price; to the extent permitted by law, through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the option and to deliver to us an amount out of the proceeds of the sale equal to the aggregate exercise price for the shares being purchased; or another method approved by the committee.

        Stock Appreciation Rights.    The compensation committee may grant stock appreciation rights independent of or in connection with an option. The exercise price per share of a stock appreciation right will be an amount determined by the committee, and the committee will determine the other terms applicable to stock appreciation rights. Generally, each stock appreciation right will entitle a participant upon exercise to an amount equal to:

  •
  the excess of the fair market value on the exercise date of one share of common stock over the exercise price, times

  •
  the number of shares of common stock covered by the stock appreciation right.

        Payment shall be made in common stock or in cash, or partly in common stock and partly in cash, all as shall be determined by the committee.

        Restricted Stock and Restricted Stock Units.    The compensation committee may award restricted common stock and restricted stock units. Restricted stock awards consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. Restricted stock unit awards result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The committee will determine the restrictions and conditions applicable to each award of restricted stock or restricted stock units. The vesting period for awards of restricted stock and restricted stock units will generally be not less than three years.

        Other Stock-Based Awards.    The compensation committee may grant awards of rights to purchase stock, bonus shares, phantom stock units, performance shares and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of our common stock. The other stock-based awards will be subject to terms and conditions established by the committee.

        Performance  Criteria.    Vesting of awards granted under the 2004 EIP may be subject to the satisfaction of one or more performance goals established by the compensation committee. The performance goals may vary from participant to participant, group to group, and period to period.

        Transferability.    Unless otherwise determined by the compensation committee, awards granted under the 2004 EIP are not transferable other than by will or by the laws of descent and distribution.

        Change of Control.    The compensation committee may provide, either at the time an award is granted or thereafter, that a change in control (as defined in the 2004 EIP) that occurs after the offering shall have such effect as specified by the committee, or no effect, as the committee in its sole discretion may provide.

        Term of the 2004 EIP; Amendment and Termination.    The 2004 EIP became effective prior to the date of this prospectus, and will terminate on the tenth anniversary thereof unless sooner terminated. The board may amend, alter or discontinue the 2004 EIP in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent, unless such amendment is approved by the committee of plan participants and affects all participants in the same manner.

In addition, shareholder approval is required for any amendment that would increase the maximum number of shares available for awards, reduce the price at which options may be granted, reduce the exercise price of any outstanding option or extend the term of the 2004 EIP.

Federal Income Tax Consequences of Awards Under the MEP and 2004 EIP.

        The following discussion summarizes certain federal income tax consequences of the issuance and receipt of options and other stock-based awards under the MEP and the 2004 EIP under the law as in effect on the date hereof. The summary does not purport to cover all federal employment tax or other federal tax consequences that may be associated with the MEP or the 2004 EIP, nor does it cover state, local, or non-U.S. taxes.

        When a non-qualified stock option is granted, no income will be recognized by the option holder. When a non-qualified stock option is exercised, in general, the option holder will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the underlying common stock on the date of exercise over the exercise price multiplied by the number of shares of common stock subject to the option that was exercised. We are entitled to a deduction subject to possible limitations under Sections 162(m) and 280G of the Code as discussed below equal to the amount of compensation income recognized by the option holder for our taxable year that ends with or within the taxable year in which the option holder recognized the compensation.

        A participant is not taxed on the grant or exercise of an incentive stock option (an "ISO"). The difference between the exercise price and the fair market value of the shares on the exercise date will, however, be a preference item for purposes of the alternative minimum tax. If an option holder holds the shares acquired upon exercise of an ISO for at least two years following the option grant date and at least one year following exercise, the option holder's gain, if any, upon a subsequent disposition of such shares is long term capital gain. The measure of the gain is the difference between the proceeds received on disposition and the option holder's basis in the shares (which generally equals the exercise price). If an option holder disposes of stock acquired pursuant to exercise of an ISO before satisfying the one and two-year holding periods described above, the option holder will recognize both ordinary income and capital gain in the year of disposition. The amount of the ordinary income will be the lesser of (i) the amount realized on disposition less the option holder's adjusted basis in the stock (usually the exercise price) or (ii) the difference between the fair market value of the stock on the exercise date and the exercise price. The balance of the consideration received on such a disposition will be long-term capital gain if the stock had been held for at least one year following exercise of the ISO and otherwise will be short-term capital gain. We are not entitled to an income tax deduction on the grant or exercise of an ISO or on the option holder's disposition of the shares after satisfying the holding period requirement described above. If the holding periods are not satisfied, we will be entitled to a deduction in the year the option holder disposes of the shares in an amount equal to the ordinary income recognized by the option holder.

        When a stock appreciation right is granted, no income will be recognized by the participant. When a stock appreciation right is exercised, in general, the participant will recognize ordinary compensation income equal to the cash and/or the fair market value of the shares received upon exercise. We are entitled to a deduction subject to possible limitations under Sections 162(m) and 280G of the Code as discussed below equal to the compensation income recognized by the participant.

        Generally, when a restricted stock unit or a share of restricted stock is granted, no income will be recognized by the participant. Upon the payment to the participant of common shares in respect of restricted share units or the release of restrictions on restricted stock, the participant generally recognizes ordinary compensation income equal to the fair market value of the shares as of the date of delivery or release. We are entitled to a deduction subject to possible limitations under Sections 162(m) and 280G of the Code as discussed below equal to the compensation income recognized by the participant.

        In general, under Section l62(m) of the Code, remuneration paid by a public corporation to its chief executive officer or any of its other top four named executive officers, ranked by pay, is not deductible to the extent it exceeds $1,000,000 for any year. However, Section 162(m) excepts from this rule certain amounts payable pursuant to plans or agreements adopted before an initial public offering if certain additional requirements are met. We intend to take advantage of this exception and expect that Section 162(m) will not limit the deductibility of any amounts payable pursuant to the MEP or the 2004 EIP.

        Under the so-called "golden parachute" provisions of the Code, the accelerated vesting of stock options and benefits paid under other awards in connection with a change in control of a corporation may be required to be valued and taken into account in determining whether participants have received compensatory payments, contingent on the change in control, in excess of certain limits. If these limits are exceeded, a portion of the amounts payable to the participant may be subject to an additional 20% federal tax and may be nondeductible to us.

        A participant may be required to pay to us or make arrangements satisfactory to us to satisfy all federal, state and other withholding tax requirements related to awards under the MEP or the 2004 EIP.

Employee Stock Purchase Plan

        The following is a summary of the material terms of our Employee Stock Purchase Plan, which we refer to as the ESPP. We adopted the ESPP effective prior to the date of this prospectus.

        The purpose of the ESPP is to encourage and enable our eligible employees and the employees of our U.S. subsidiaries to acquire a proprietary interest in us through the ownership of shares of our common stock. A maximum of 1,000,000 shares of our common stock may be purchased under the ESPP.

        Administration.    The ESPP is administered by our compensation committee subject to direction by the board. All questions of interpretation of the ESPP are determined by the compensation committee, whose decisions are final and binding upon all participants. The committee may delegate its responsibilities under the ESPP to one or more other persons.

        Eligibility.    Each employee who has six months of continuous service as of the beginning of the applicable subscription period, is scheduled to work 20 or more hours per week, and whose customary employment is more than five months in a calendar year is eligible to participate in the ESPP.

        Subscription Periods.    There are twelve monthly subscription periods in each calendar year. Each subscription period begins on the first day of the month and ends on the last day of the month. The first subscription period for the ESPP is a short subscription period that begins on the date of the IPO and ends on the last day of the month in which the IPO occurs.

        An eligible employee may begin participating in the ESPP effective at the beginning of a subscription period. Once enrolled in the ESPP, a participant is able to purchase our common stock with payroll deductions at the end of the applicable subscription period. Once a subscription period is over, a participant is automatically enrolled in the next subscription period unless the participant chooses to withdraw from the ESPP.

        Purchase Price.    The purchase price per share at which shares are purchased under the ESPP is based on the fair market value of the common stock. We generally pay any brokerage fees, commissions and other transaction expenses associated with the purchase of the shares up to a maximum of 5% of fair market value of the purchased shares.

        Payment of Purchase Price; Payroll Deductions.    A participant may designate payroll deductions to be used to purchase stock equal to a percentage of the participant's compensation that is at least 1% and that does not exceed a maximum rate set by the compensation committee (which rate may be changed from time to time, but in no event shall be greater than 15%). A participant may only change the percentage of compensation that is deducted to purchase shares under the ESPP (other than to withdraw entirely from the ESPP, as set forth below) effective at the beginning of a subscription period.

        At the end of each subscription period, unless the participant has withdrawn from the ESPP, payroll deductions are applied automatically to purchase common stock at the price described above. The number of shares purchased is determined by dividing the payroll deductions by the applicable purchase price. Fractional shares are issued, so no funds will be carried over to the next subscription period.

        Limitations.    If the event of a stock dividend, stock split, reverse stock split, recapitalization, reorganization, merger, spin-off, or similar event affecting our common stock, the compensation committee will appropriately adjust the number of shares available under the ESPP.

        A participant is not permitted to purchase shares under the ESPP if the participant would own common stock possessing 5% or more of the total combined voting power or value of all classes of the our common stock. A participant is also not permitted to purchase the common stock with a fair market value in excess of $25,000 in any one calendar year.

        A participant does not have the rights of a shareholder until the shares of stock are actually owned by the participant. A participant may not transfer the right to purchase stock under the ESPP.

        Withdrawal.    A participant's interest in a given subscription period may be terminated in whole, but not in part, by signing and delivering a notice of withdrawal from the ESPP. The failure to remain continuously employed for any reason during a subscription period will be deemed to be a withdrawal from that offering. Upon withdrawal for any reason, all withheld payroll amounts will be refunded to the participant (or the participant's estate, if applicable).

        Non-transferability.    Rights to purchase common stock under the ESPP may not be transferred by a participant and may be exercised during a participant's lifetime only by the participant.

        Amendment and Termination of the Plan.    The board has the power to amend or terminate the ESPP at any time, except that the board may not, without first obtaining stockholder approval, increase the number of shares reserved under the ESPP other than as otherwise provided in the ESPP, change the eligibility requirements to participate in the ESPP, or otherwise materially change the benefits provided in the ESPP.

        Federal Income Tax Consequences.    The following discussion summarizes certain federal income tax consequences of participation in the ESPP under the law as in effect on the date hereof. The summary does not purport to cover all federal employment tax or other federal tax consequences that may be associated with the ESPP, nor does it cover state, local, or non-U.S. taxes.

        The ESPP, and the right of participants to make purchases thereunder, meet the requirements of Sections 421 and 423 of the Code. No income will be taxable to a participant at the time of the grant of the right to purchase shares or the actual purchase of the shares. Rather, upon disposition of the shares, the participant will generally be subject to tax, and the amount of the tax will depend upon the participant's holding period. Payroll deductions under the ESPP are subject to income tax and the normal tax withholding rules.

        Upon disposition of shares acquired under the ESPP, the participant generally will not recognize any ordinary income. The difference between the consideration received for the shares and the participant's tax basis (generally the price paid for the shares) will be long-term or short-term capital gain or loss, depending on the holding period from the date the shares are purchased. We are not entitled to a deduction with respect to capital gain recognized by a participant.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Relationship with Morgan Stanley

        After giving effect to this offering, the Morgan Stanley Funds will own 61.0% of our outstanding common stock and, should the underwriters exercise in full the over-allotment option, 58.6% of our outstanding common stock.

        As of March 31, 2004, Morgan Stanley Senior Funding, Inc., a subsidiary of Morgan Stanley, had a $5.0 million participation in and acts as an agent under our new senior secured credit facility, and it acts as an agent under our new senior second lien term loan. Morgan Stanley Senior Funding was a lender and acted as agent under our former senior secured credit facility. Morgan Stanley & Co. Incorporated, an affiliate of Morgan Stanley, is acting as one of the representatives of the underwriters of this offering.

        Since the beginning of our 2002 fiscal year until repayment of our former secured credit facility in March 2004, Morgan Stanley Senior Funding received fees totaling $0.3 million for its services as agent under that facility. In addition to these fees, other affiliates of Morgan Stanley have received a total of $0.3 million in fees and expense reimbursements for services provided to us since the beginning of our 2002 fiscal year, including $0.1 million in connection with the ESG acquisition. In connection with the March 2004 refinancing of our existing credit agreements and related recapitalization, Morgan Stanley Senior Funding received the following fees for its role in arranging the new credit facilities: $0.5 million for the senior secured revolving credit facility, $1.1 million for the senior secured term loan B and $0.9 million for the senior second lien term loan. Morgan Stanley Senior Funding is not entitled to receive any ongoing fees or expense reimbursements for any services rendered under the credit agreements. Morgan Stanley Senior Funding is not committed to fund any portion of the senior secured term loan B or the senior second lien term loan and accordingly will not receive any amounts if any of those loans are prepaid.

        As part of the March 2004 recapitalization and the related distribution of $258.4 million to stockholders, the Morgan Stanley Funds received approximately $217 million.

        Morgan Stanley and a new independent private equity firm, Metalmark Capital LLC, led by Howard Hoffen and senior members of Morgan Stanley Capital Partners including Eric Fry and Michael Hoffman, have agreed that an affiliate of Metalmark Capital LLC will manage MSCP IV and certain of its related funds on a sub-advisory basis. This sub-advisory relationship is expected to commence in the third quarter of 2004.

Securityholder Agreement

        We entered into a securityholder agreement with MSCP IV and our other equity holders dated as of November 9, 2000, providing for certain governance matters, restrictions on transfers of our equity interests by certain equity holders and certain registration rights. Prior to the date of this prospectus, we entered into an amended and restated securityholder agreement, which we refer to herein as the securityholder agreement, with MSCP IV, the other Morgan Stanley Funds, the J.P. Morgan Funds, and the GM Stockholders, as well as with certain members of our senior management who own an aggregate of 284,988 shares of common stock and options to purchase an aggregate of 4,826,091 shares of common stock.

        All significant decisions involving our company or our subsidiaries require the approval of our board of directors, acting by a simple majority vote. The securityholder agreement provides that our board of directors will consist of seven members upon the closing of this offering, which may be increased to not more than nine members at the discretion of our board of directors. Our chief executive officer will be a nominee for election to our board of directors. MSCP IV is entitled to designate a majority of the nominees for election to our board of directors and to designate a majority of the members of our compensation committee and nominating and corporate governance committee. The parties to the securityholder agreement have agreed with us to vote their shares of common stock to elect such nominees for director. Such rights are subject to any listing requirement of the New York Stock Exchange on which the shares of our common stock are expected to be traded, and to any other requirements of the Exchange Act, which may require that some of such nominees and committee members be "independent," as such term is defined in Rule 10A-3(b)(i) under the Exchange Act or otherwise. Such rights to designate a majority of such nominees or committee members will terminate when we are no longer able to take advantage of the "controlled company" exemption under the New York Stock Exchange listing requirements. Thereafter, and until MSCP IV and our other existing institutional stockholders cease to own at least 15% of our outstanding common stock, MSCP IV will be entitled to designate a number of such nominees or members that is proportionate to such stockholders' percentage holdings of our common stock.

        Since MSCP IV and our other existing institutional stockholders will continue to hold more than 50% of the voting power of our common stock following this offering, we are a "controlled company" within the meaning given to that term in the New York Stock Exchange listing requirements. So long as we are a "controlled company," we are permitted to and have opted out of several of the NYSE's corporate governance requirements, including, among others, the requirements that a majority of our board of directors be independent directors and that all the members of our compensation and nominating and corporate governance committees be independent directors. We intend to continue to take advantage of the "controlled company" exemption to the New York Stock Exchange listing requirements unless and to the extent MSCP IV shall otherwise request.

        We have agreed with each member of our senior management who is a party to the securityholder agreement that such person may not, directly or indirectly, transfer or encumber his or her shares of our common stock owned, or issuable upon the exercise of options, immediately prior to the closing of this offering, subject to certain exceptions. These restrictions terminate with respect to such person when either (a) the Morgan Stanley Funds own less than 15% of our outstanding common stock or (b) with respect to vested shares and options under the MEP, such person's employment is terminated by us without "cause" or by such person for "good reason," or upon such person's death, "permanent disability" or "retirement" (in each case as defined in such agreement), but in no event earlier than the one hundred eightieth day after the completion of this offering. No member of our senior management who is party to the securityholder agreement may make any sale of, or encumber, his or her shares of common stock if the average daily closing price on the securities exchange on which such shares of common stock are traded for the 20-trading day period immediately preceding such proposed sale or encumbrance is equal to or less than the per share initial public offering price of our common stock sold in this offering subject to certain exceptions.

        We have agreed with each of our institutional stockholders, other than certain Morgan Stanley Funds, that is a party to the securityholder agreement that such stockholder may not, directly or indirectly, transfer or encumber its shares of our common stock owned immediately prior to the closing of this offering, subject to certain exceptions. These restrictions terminate when the Morgan Stanley Funds own less than 15% of our outstanding common stock.

        We have agreed that MSCP IV and certain of its related funds and each J. P. Morgan Fund and GM Stockholder has the ability, subject to certain exceptions, to require us to register the shares of common stock held by parties to the securityholder agreement in connection with the resale of such shares, so long as the aggregate market value of the shares to be registered is at least $50 million, in the case of requests involving an underwritten public offering, or $15 million, in the case of any other public offering. In addition, each party to the securityholder agreement will have the ability to exercise certain "piggyback" registration rights in connection with other registered offerings by us. We have agreed to pay all registration expenses in connection with the exercise of the registration rights included under the securityholder agreement. In addition, we have agreed to indemnify the parties to the securityholder agreement who exercise their registration rights against certain liabilities, including under the Securities Act.

        We urge you to read our complete securityholder agreement, which is included as an exhibit to the registration statement of which this prospectus forms a part.

Indemnity and Expense Agreement

        We have agreed with each Morgan Stanley Fund, in an agreement dated March 22, 2002, that, to the fullest extent permitted by law, none of such stockholders, or any of their respective partners or other affiliates, or their respective members, shareholders, directors, managers, officers, employees, agents or other affiliates, or any person or entity who serves at the request of any such stockholder on behalf of any person or entity as an officer, director, manager, partner or employee of any person or entity (referred to as indemnified parties), shall be liable to us for any act or omission taken or suffered by such indemnified party in connection with the conduct of our affairs or otherwise in connection with such stockholder's ownership of shares of our common stock, unless such act or omission resulted from fraud, wilful misconduct or gross negligence by such indemnified party or any mistake, negligence, dishonesty or bad faith of any agent of such indemnified party.

        We have also agreed with each Morgan Stanley Fund that, to the fullest extent permitted by law, we will indemnify each of such indemnified parties for any and all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and reasonable expenses of investigating or defending against any claim or alleged claim) of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by such indemnified party and arise out of or in connection with our affairs, or any indemnified party's ownership of shares of our common stock, including acting as a director, manager or officer or its equivalent; provided that an indemnified party shall be entitled to indemnification only to the extent that such indemnified party's conduct did not constitute fraud, wilful misconduct or gross negligence.

        We have also agreed to pay, or reimburse, each Morgan Stanley Fund for, all such stockholder's reasonable out-of-pocket fees and expenses incurred in connection with or related to such stockholder's ownership of shares of our common stock. Since the beginning of our 2002 fiscal year, we have paid a total of $0.2 million to the Morgan Stanley Funds under this agreement.

        As a result of the Morgan Stanley Funds holding approximately 61.0% of our outstanding shares of common stock, after giving effect to this offering, and their rights under the securityholder agreement, Morgan Stanley may be deemed to control our management and policies. In addition, Morgan Stanley may be deemed to control all matters requiring stockholder approval, including the election of our directors, the adoption of amendments to our certificate of incorporation and the approval of mergers and sales of all or substantially all our assets. Circumstances could arise under which the interests of Morgan Stanley could be in conflict with the interests of our other stockholders.

Relationship with our Management

        We have entered into employment or directorship agreements with our executive officers, granted stock options to our executive officers under our management equity plan and paid certain bonuses to our executive officers. See "Management."

PRINCIPAL STOCKHOLDERS

        Set forth below is certain information concerning the beneficial ownership, as of June 30, 2004, of our common stock and preferred stock, and as adjusted to give effect to the offering, by each person known to us to be a beneficial owner of more than 5% of any class of our capital stock, by each of our directors, by each of our named executive officers, by all management equityholders as a group and by all our directors and executive officers as a group.

	Before the Offering					After the Offering
	Common Stock			Preferred Stock(1)		Common Stock
	Number of Shares	Percent of Class(2)		Number of Shares	Percent of Class(2)	Number of Shares	Percent of Class(2)
MSCP Funds(3) 1585 Broadway New York, NY 10036	10,729,423	62.8%	(4)	14,901,274	65.4%	25,630,697	48.9%
MSGEM Funds(5) 1585 Broadway New York, NY 10036	—	—	(6)	2,377,848	10.4	2,377,848	4.5
J.P. Morgan Funds(7) 522 Fifth Avenue New York, NY 10036	—	—	(8)	2,774,167	12.2	2,774,167	5.3
GM Stockholders(9) 767 Fifth Avenue New York, NY 10153	—	—	(10)	2,377,849	10.4	2,377,849	4.5
John D. Craig	1,860,651	10.9	(11)	164,692	*	2,025,343	3.9
Michael T. Philion	744,146	4.4	(12)	82,363	*	826,509	1.6
Richard W. Zuidema	722,885	4.2	(13)	24,692	*	747,577	1.4
John A. Shea	722,885	4.2	(14)	32,945	*	755,830	1.4
Raymond R. Kubis	356,701	2.1	(15)	—	—	356,701	*
Howard I. Hoffen	—	—	(16)	—	—	—	—
Eric T. Fry	—	—	(16)	—	—	—	—
Michael C. Hoffman	—	—	(16)	—	—	—	—
Chad L. Elliott	—	—		—	—	—	—
Dennis S. Marlo	—	—		—	—	—	—
John F. Lehman	—	—		—	—	—	—
All management equityholders as a group (82 persons, including Messrs. Craig, Philion, Zuidema, Shea and Kubis)	6,343,453	37.2	(17)	357,377	1.6	6,668,426	12.7
All directors and executive officers as a group (11 persons, including Messrs. Craig, Philion, Zuidema, Shea and Kubis)	4,407,268	25.8	(18)	304,692	1.3	4,711,960	9.0

*
Less than 1% of the class.

(1)
"Preferred Stock" is our Series A Convertible Preferred Stock. See "Description of Capital Stock, Certificate of Incorporation and Bylaws—General Matters." Effective immediately prior to this offering, all outstanding shares of Preferred Stock are being converted into shares of common stock. Accordingly, the share amounts shown are on an as-converted to common stock basis.

(2)
Assumes exercise of all outstanding options held exercisable within 60 days.

(3)
Includes Morgan Stanley Dean Witter Capital Partners IV, L.P., MSDW IV 892 Investors, L.P. and Morgan Stanley Dean Witter Capital Investors IV, L.P. Morgan Stanley and a new independent private equity firm, Metalmark Capital LLC, led by Howard Hoffen and senior members of Morgan Stanley Capital Partners including Eric Fry and Michael Hoffman, have agreed that an affiliate of Metalmark Capital LLC will manage MSCP IV and certain of its related funds on a sub-advisory basis. This sub-advisory relationship is expected to commence in the third quarter of 2004. As a result of such agreement, Metalmark Capital LLC may be deemed to control our management and policies.

(4)
Does not include 14,901,274 shares of common stock issuable upon the conversion of preferred stock which, if included, and assuming conversion of all outstanding shares of preferred stock and exercise of all outstanding options to purchase preferred stock exercisable within 60 days, would increase the percent of class owned to 64.3%. Assuming no exercise of options, the percent of class owned after the offering would be 55.8%

(5)
Includes Morgan Stanley Global Emerging Markets Private Investment Fund, L.P. and Morgan Stanley Global Emerging Markets Private Investors, L.P.

(6)
Does not include 2,377,848 shares of common stock issuable upon the conversion of preferred stock which, if included, and assuming conversion of all outstanding shares of preferred stock and exercise of all outstanding options to purchase preferred stock exercisable within 60 days, would represent 6.0% of the class. Assuming no exercise of options, the percent of class owned after the offering would be 5.2%.

(7)
Includes J.P. Morgan Direct Corporate Finance Institutional Investors LLC, J.P. Morgan Direct Corporate Finance Private Investors LLC and 522 Fifth Avenue Fund, L.P.

(8)
Does not include 2,774,167 shares of common stock issuable upon the conversion of preferred stock which, if included, and assuming conversion of all outstanding shares of preferred stock and exercise of all outstanding options to purchase preferred stock exercisable within 60 days, would represent 7.0% of the class. Assuming no exercise of options, the percent of class owned after the offering would be 6.0%.

(9)
Includes First Plaza Group Trust and GM Capital Partners I, L.P.

(10)
Does not include 2,377,849 shares of common stock issuable upon the conversion of preferred stock which, if included, and assuming conversion of all outstanding shares of preferred stock and exercise of all outstanding options to purchase preferred stock exercisable within 60 days, would represent 6.0% of the class. Assuming no exercise of options, the percent of class owned after the offering would be 5.2%.

(11)
Includes 134,121 shares of common stock and 1,726,530 shares of common stock subject to outstanding options that are exercisable within 60 days. Does not include 164,692 shares of common stock issuable upon the conversion of preferred stock subject to options that are exercisable within 60 days, which, if included, and assuming conversion of all outstanding shares of preferred stock and exercise of all outstanding options to purchase preferred stock exercisable within 60 days, would decrease the percent of class owned to 4.7%.

(12)
Includes 53,666 shares of common stock and 690,470 shares of common stock subject to outstanding options that are exercisable within 60 days. Does not include 82,363 shares of common stock issuable upon the conversion of preferred stock subject to options that are exercisable within 60 days, which, if included, and assuming conversion of all outstanding shares of preferred stock and exercise of all outstanding options to purchase preferred stock exercisable within 60 days, would decrease the percent of class owned to 1.9%.

(13)
Includes 32,405 shares of common stock and 690,470 shares of common stock subject to outstanding options that are exercisable within 60 days. Does not include 24,692 shares of common stock issuable upon the conversion of preferred stock subject to options that are exercisable within 60 days, which, if included, and assuming conversion of all outstanding shares of preferred stock and exercise of all outstanding options to purchase preferred stock exercisable within 60 days, would decrease the percent of class owned to 1.8%.

(14)
Includes 32,405 shares of common stock and 690,470 shares of common stock subject to outstanding options that are exercisable within 60 days. Does not include 32,945 shares of common stock issuable upon the conversion of preferred stock subject to options that are exercisable within 60 days, which, if included, and assuming conversion of all outstanding shares of preferred stock and exercise of all outstanding options to purchase preferred stock exercisable within 60 days, would decrease the percent of class owned to 1.8%.

(15)
Includes 0 shares of common stock and 356,701 shares of common stock subject to outstanding options that are exercisable within 60 days.

(16)
Messrs. Hoffen, Fry and Hoffman are Managing Directors of Morgan Stanley and exercise shared voting and investment power over the shares owned by the Morgan Stanley Funds. Messrs. Hoffen, Fry and Hoffman disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. Morgan Stanley and a new independent private equity firm, Metalmark Capital LLC, led by Mr. Hoffen and senior members of Morgan Stanley Capital Partners including Messrs. Fry and Hoffman, have agreed that an affiliate of Metalmark Capital LLC will manage MSCP IV and certain of its related funds on a sub-advisory basis. This sub-advisory relationship is expected to commence in the third quarter of 2004.

(17)
Includes 284,998 shares of common stock and 6,058,455 shares of common stock subject to outstanding options that are exercisable within 60 days. Does not include 357,377 shares of common stock issuable upon the conversion of preferred stock subject to options that are exercisable within 60 days, which, if included, and assuming conversion of all outstanding shares of preferred stock, would decrease the percent of class owned to 16.8%.

(18)
Includes 252,594 shares of common stock and 4,154,674 shares of common stock subject to outstanding options that are exercisable within 60 days. Does not include 304,692 shares of common stock issuable upon the conversion of preferred stock subject to options that are exercisable within 60 days, which, if included, and assuming conversion of all outstanding shares of preferred stock, would decrease the percent of class owned to 12.4%.

DESCRIPTION OF OUR CREDIT FACILITIES

General

        Our wholly-owned subsidiary, EnerSys Capital Inc., entered into new senior secured and senior second lien credit facilities on March 17, 2004, with a group of lenders for which Bank of America, N.A. acts as administrative agent and collateral agent, Morgan Stanley Senior Funding, Inc. acts as syndication agent, and Lehman Commercial Paper Inc. acts as documentation agent. Morgan Stanley & Co. Inc., an affiliate of Morgan Stanley Senior Funding, Lehman Brothers Inc., an affiliate of Lehman Commercial Paper Inc., and Banc of America Securities LLC, an affiliate of Bank of America, N.A., are acting as the representatives of the underwriters of the offering.

        The $480.0 million senior secured facility consists of:

  •
  a seven-year senior secured term loan B in the initial aggregate principal amount of $380.0 million; and

  •
  a five-year senior secured revolving credit facility available for working capital and other general corporate purposes, including letters of credit and swing line loans, in an aggregate principal amount of up to $100.0 million.

        The senior second lien term loan consists of an eight-year term loan in the initial aggregate principal amount of $120.0 million.

        The proceeds of the term loan B and the second lien term loan were used to repay existing indebtedness and accrued interest in the aggregate amount of $219.0 million, to fund a cash payment in the aggregate amount of $270.0 million to existing stockholders and management and to pay transaction costs of $11.0 million.

Guarantees and Security

        The obligations of EnerSys Capital under the senior secured credit facility and the senior second lien credit facility are guaranteed by the company and each of the existing and future direct and indirect wholly-owned subsidiaries of EnerSys Capital other than foreign subsidiaries. The obligations of EnerSys Capital, the company and each of the subsidiary guarantors under the senior secured credit facility are secured by a first priority security interest in substantially all of the assets of EnerSys Capital, the company and the subsidiary guarantors, but the collateral is limited to 65% of the voting stock of any foreign subsidiary. The obligations of EnerSys Capital, the company and each of the subsidiary guarantors under the senior second lien credit facility are secured by a second-priority lien in the same collateral.

Interest Rates

        Interest accrues on loans under our credit facilities at rates equal to LIBOR or, at our option, an alternate base rate—Bank of America's prime rate or the federal funds rate plus 0.5%—in each case as in effect from time to time, plus an applicable interest rate margin. For LIBOR-based loans under the senior secured credit facility the applicable margin is currently 2.5% per year, with provisions for decreases in the margin in increments of 0.25% if our leverage ratio (determined as described under "Covenants" below) improves. The lowest applicable margin is 1.5%, which would apply if our leverage ratio improved to less than 2.5 to 1. Applicable margins on base rate loans under the senior secured credit facility range from the currently applicable level of 1.5% per year to a low of 0.5% and would decline in tandem with margins on LIBOR-based loans (also in increments of 0.25%) if our leverage ratio improved. Under the senior second lien credit facility the applicable margins are 5.0% per year for LIBOR-based loans and 4.0% for base rate loans. For a period of at least three years, EnerSys Capital is required to maintain interest rate protection on a portion of the term loans to minimize its exposure to increases in short-term interest rates.

Maturity

        The lenders' commitments under the senior secured revolving credit facility terminate on March 17, 2009. Generally, amounts repaid under the senior secured revolving credit facility may be re-borrowed until its termination or such date as the revolving commitments are earlier terminated or reduced. The senior secured term loan B is subject to quarterly amortization in an amount equal to 0.25% of its initial principal amount, with the entire remaining principal balance payable on March 17, 2011. Principal under the senior second lien term loan is payable in a single installment on March 17, 2012.

Prepayment and Commitment Reductions

        Under the terms of our credit facilities, we are permitted to use proceeds of this offering to repay amounts outstanding under our senior second lien term loan, so long as the net proceeds of the offering are at least $50.0 million and we have a leverage ratio of 3.0 to 1 or less after giving effect to such prepayment. We expect to meet these conditions and intend to repay in full amounts outstanding under our senior second lien term loan. The prepayment of the senior second lien term loan to be made from the proceeds of the common stock offered hereby will require payment of a prepayment premium of 2.00%. Thereafter, the following amounts must be applied to prepay principal outstanding under, and to permanently reduce commitments under, the senior secured credit facility:

  •
  50% of the net proceeds of the issuance of the company's common equity or certain qualifying preferred equity;

  •
  100% of the net proceeds of debt issued by the company or any of its subsidiaries, subject to certain exceptions, and of certain issuances of the company's preferred equity interests not eligible for the 50% exclusion under the preceding clause or equity interests in any of its subsidiaries;

  •
  100% of the net proceeds from certain asset sales and insurance and condemnation awards, subject to rights to reinvest such proceeds; and

  •
  50% of excess cash flow, as determined in accordance with the terms of the senior secured facility.

        The senior secured facility provides that we may make optional prepayments of loans, in whole or in part, from time to time without premium or penalty. We may reduce or terminate the unused portion of the revolving credit commitment under the senior secured facility at any time without penalty.

Covenants

        The credit facilities contain affirmative covenants and other requirements. In general, the affirmative covenants provide for mandatory reporting of financial and other information to the lenders and notice to the lenders upon the occurrence of certain events. The affirmative covenants also include, among other things, a requirement to implement interest rate protection agreements on a portion of our debt and standard covenants requiring us to, among other things, keep our assets in good repair and insured, comply with laws, keep proper books and records, pay taxes in a timely manner and follow other similar good business practices all in a manner consistent with past practice.

        The credit facilities contain negative covenants and restrictions, including restrictions on our ability to:

  •
  incur indebtedness—additional indebtedness is generally limited to $35.0 million for all subsidiaries with an additional $40.0 million available only to foreign subsidiaries of EnerSys Capital, plus up to an aggregate of $20.0 million of capitalized lease obligations and purchase money indebtedness and an additional $50.0 million of accounts receivable financing but only if after giving effect thereto our leverage ratio (as described below) is no more than 3.0 to 1;

  •
  create liens on our properties and assets—except for permitted capital leases and purchase money mortgages (limited to $20.0 million in the aggregate) and liens securing no more than $35.0 million of permitted additional indebtedness, liens are generally prohibited;

  •
  guarantee obligations—provision of performance and completion bonds is permitted, but subject to a $30.0 million limit;

  •
  merge or consolidate with other persons or transfer all or substantially all of our assets—these transactions, other than between our wholly-owned subsidiaries, are prohibited;

  •
  dispose of assets—other than proceeds of sales of obsolete, uneconomic or worn-out assets, proceeds of sales of assets are required to be reinvested or applied to debt repayment, and in any event all such proceeds in excess of $10.0 million per year are required to be applied to debt repayment;

  •
  make investments, loans or advances—investments in foreign subsidiaries are limited to $30.0 million, investments in joint ventures to $15.0 million, and other general investments to $10.0 million, with each such limit being an aggregate limit for the duration of the credit facilities;

  •
  make acquisitions—we are permitted to make acquisitions if certain conditions are met, subject to cash consideration limits of $25.0 million per transaction and $100.0 million in aggregate for the duration of the credit facilities and total consideration limits (cash and equity) of $75.0 million per transaction and $200.0 million in aggregate for the duration of the credit facilities;

  •
  pay dividends and other restricted payments—we may pay dividends on our common stock, subject to an annual limit of $20.0 million, only if our leverage ratio is equal to or less than 3.0 to 1 and the credit ratings accorded the senior secured credit facility by Standard & Poor's and Moody's are at least BB- and Ba3, respectively, each with a stable outlook;

  •
  engage in transactions with affiliates—we may engage in transactions with affiliates generally only on an arms-length basis, but specified inter-company transactions are not subject to these restrictions and we may pay to Morgan Stanley affiliates customary fees and expense reimbursements;

  •
  engage in different lines of business—we may not engage in any business other than the manufacture, distribution, installation and servicing of batteries and reasonably related products;

  •
  make certain prepayments and amendments of debt—except with the proceeds of the common stock offered hereby we are not permitted to prepay amounts outstanding under the senior second lien term loan; and

  •
  make capital expenditures—our capital expenditures are limited to $45.0 million in fiscal 2005 and $60.0 million in each subsequent fiscal year, with the right to carry unused amounts forward for one year.

        The credit facilities require that we meet certain specified financial ratios which are measured by reference to our consolidated earnings before interest, income taxes, depreciation and amortization, or EBITDA, as calculated in accordance with the terms of the credit facilities. The following minimum or maximum ratios pertain to the senior secured credit facility. The covenant ratios in the senior second lien credit facility are less restrictive.

  •
  Our interest coverage ratio (EBITDA to interest expense) must be at least 3.1 to 1, with the required coverage increasing periodically to a maximum of 3.5 to 1. On a pro forma basis, after giving effect to the use of the proceeds of the common stock offered hereby to repay the senior second lien term loan and a portion of the senior secured facility, our coverage ratio for the fiscal quarter ended March 31, 2004 was 5.6 to 1.

  •
  Our leverage ratio (the ratio of total debt to EBITDA) must not exceed 5.0 to 1, with the maximum permitted leverage ratio decreasing periodically to a minimum of 2.7 to 1. On a pro forma basis, after giving effect to the use of the proceeds of the common stock offered hereby to repay the senior second lien term loan and a portion of the senior secured facility, our leverage ratio for the fiscal quarter ended March 31, 2004 was 2.7 to 1.

  •
  Our senior leverage ratio (the ratio of senior secured debt, which excludes the senior second lien term loan, to EBITDA) must not exceed 3.9 to 1, with the maximum permitted senior secured leverage ratio decreasing periodically to a minimum of 2.0 to 1. On a pro forma basis, after giving effect to the use of the proceeds of the common stock offered hereby to repay the senior second lien term loan and a portion of the senior secured facility, our senior secured leverage ratio for the fiscal quarter ended March 31, 2004 was 2.7 to 1.

Events of Default

        The credit facilities contain certain customary events of default including non-payment of principal, interest or other amounts, inaccuracy of representations and warranties, violation of covenants, cross-default to certain other indebtedness and agreements, bankruptcy and insolvency events, ERISA events, material judgments, actual or asserted impairment of loan documentation or security and change of control events.

Fees and Expenses

        We are required to pay certain fees in connection with the credit facilities, including letter of credit fees, a fixed annual administrative agency fee and commitment fees on the senior secured credit facility payable quarterly in arrears and based on the average daily unused portion of the commitment.

DESCRIPTION OF CAPITAL STOCK, CERTIFICATE OF INCORPORATION AND BYLAWS

General Matters

        Upon the closing of this offering, our authorized capital stock will consist of 135,000,000 shares of common stock, par value $0.01 per share, of which 45,945,559 shares will be issued and outstanding (47,820,559 shares if the underwriters exercise their over-allotment option in full) and 1,000,000 shares of undesignated preferred stock, par value $0.01 per share, none of which will be outstanding, and we will have outstanding options to purchase an aggregate of 7,404,234 shares of common stock.

        As of June 30, 2004, we had outstanding 386,471 shares of Class A Common Stock, 787,058 shares of Series A Convertible Preferred Stock, options to purchase an aggregate of 247,260 shares of our Class A Common Stock and options to purchase 12,540 shares of our Series A Convertible Preferred Stock. On July 9, 2004, our then outstanding shares of Class A Common Stock were reclassified into 11,014,421 shares of our common stock and each of such shares of common stock was split into 28.5 shares of common stock. Prior to the date of this prospectus, all outstanding options to purchase shares of Series A Convertible Preferred Stock became options to purchase 357,377 shares of common stock, and all our outstanding shares of Series A Convertible Preferred Stock were converted into 22,431,138 shares of common stock.

        The following summary describes the material provisions of our capital stock. We urge you to read our certificate of incorporation and our bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

        Certain provisions of our certificate of incorporation and bylaws summarized below will become operative immediately prior to consummation of this offering and may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares.

Common Stock

        Upon the closing of this offering, we will have one class of common stock. All holders of shares of common stock are entitled to the same rights and privileges. Holders of shares of common stock are entitled to one vote per share on the election or removal of our directors and on all other matters to be voted on by our stockholders.

        Holders of shares of common stock are not entitled to any preemptive right to subscribe for additional shares of common stock. The holders of shares of common stock are entitled to receive dividends, when, as and if declared by our board of directors, out of funds legally available therefor. Holders of shares of common stock are entitled to share ratably, upon dissolution or liquidation, in the assets available for distribution to holders of shares of common stock after the payment of all prior claims.

Preferred Stock

        Upon the closing of this offering, our authorized capital stock will include 1,000,000 shares of undesignated preferred stock, none of which will be issued or outstanding. Our board of directors will be authorized, without further action by our stockholders, to provide for the issuance of such preferred stock in one or more series and to fix the dividend rate, conversion privileges, voting rights, redemption rights, redemption price or prices, liquidation preferences and qualifications, limitations and restrictions thereof with respect to each series. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of our common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of our board of directors, without stockholder approval, we may issue shares of preferred stock with voting and conversion rights that could adversely affect the holders of shares of our common stock. We have no current intention to issue any additional shares of preferred stock. Shares of our Series A Convertible Preferred Stock converted to common stock prior to this offering will not be reissued.

Section 203 of the Delaware General Corporation Law

        Section 203 of the Delaware General Corporation Law may have the effect of delaying, deferring or preventing a change of control. In general, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date such stockholder became an "interested stockholder," unless:

  •
  prior to such date the board of directors approved either the "business combination" or the transaction that resulted in the stockholder becoming an "interested stockholder;"

  •
  upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and certain other stockholders; or

  •
  on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the "interested stockholder."

        A "business combination" includes certain mergers, stock or asset sales and other transactions resulting in a financial benefit to the "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or in the preceding three years, did own) 15% or more of the voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Limitation of Liability and Indemnification of Directors and Officers

        We have included in our certificate of incorporation and bylaws provisions to:

  •
  eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty, but such provision does not eliminate liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law or for any transaction from which the director derived an improper personal benefit; and

  •
  indemnify our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

        Acting pursuant to the provisions of our certificate of incorporation and bylaws and the provisions of Section 145 of the Delaware General Corporation Law, we have entered into agreements with each of our officers and directors to indemnify them to the fullest extent permitted by such provisions and such law. We also are authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

        The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors or officers pursuant to the provisions described above, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Other Provisions of our Certificate of Incorporation and Bylaws

        Classified Board of Directors.    Our certificate of incorporation provides for our board of directors to be divided into three classes of directors serving staggered three-year terms. Each class shall consist, as nearly as may be practicable, of one-third of the total number of directors constituting our entire board of directors. As a result, approximately one-third of our board of directors will be elected each year. Moreover, except as otherwise provided in our securityholder agreement, stockholders may remove a director only for cause. This provision, when coupled with the provisions of our certificate of incorporation and bylaws authorizing, except as otherwise provided in our securityholder agreement, only our board of directors to fill vacant directorships, will preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of our board of directors by filling the vacancies created by such removal with its own nominees. This provision of our certificate of incorporation may not be amended or repealed by our stockholders except with the consent of the holders of two-thirds of our outstanding common stock.

        Special Meeting of Stockholders.    Our certificate of incorporation provides that special meetings of our stockholders may be called only by our board of directors or our Chairman of the Board. This provision will make it more difficult for stockholders to take action opposed by our board of directors. This provision of our certificate of incorporation may not be amended or repealed by our stockholders except with the consent of the holders of two-thirds of our outstanding common stock.

        No Stockholder Action by Written Consent.    Our certificate of incorporation provides that no action required or permitted to be taken at any annual or special meeting of our stockholders may be taken without a meeting, and the power of our stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied. Such provision limits the ability of any stockholder to take action immediately and without prior notice to our board of directors. Such a limitation on a majority stockholder's ability to act might affect such person's or entity's decision to purchase our voting securities. This provision of our certificate of incorporation may not be amended or repealed by the stockholders except with the consent of the holders of two-thirds of our outstanding common stock.

        Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, our principal executive offices: in the case of an annual meeting that is called for a date that is within 30 days before or after the anniversary date of the immediately preceding annual meeting of stockholders, not less than 90 days nor more than 120 days prior to such anniversary date or, in the case of a special meeting called for the purpose of electing directors, the close of business on the tenth day following the date on which public disclosure of the date of the meeting is made; and in the case of our annual meeting to be held during fiscal 2005 and in the case of an annual meeting that is called for a date that is not within 30 days before or after the anniversary date of the immediately preceding annual meeting, not later than the close of business on the tenth day following the date on which public disclosure of the date of the meeting was made. Our bylaws also specify certain requirements for a stockholder's notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting. As set forth below, our bylaws may not be amended or repealed by our stockholders, except with the consent of holders of two-thirds of our outstanding common stock.

        Adjournment of Meetings of Stockholders.    Our bylaws provide that when a meeting of our stockholders is convened, the presiding officer, if directed by our board of directors, may adjourn the meeting if no quorum is present for the transaction of business or if our board of directors determines that adjournment is necessary or appropriate to enable the stockholders to consider fully information that our board of directors determines has not been made sufficiently or timely available to stockholders or to otherwise effectively exercise their voting rights. This provision will, under certain circumstances, make more difficult or delay actions by the stockholders opposed by our board of directors. The effect of such provision could be to delay the timing of a stockholders' meeting, including in cases where stockholders have brought proposals before the stockholders that are in opposition to those brought by our board of directors and therefore may provide our board of directors with additional flexibility in responding to such stockholder proposals. As set forth below, our bylaws may not be amended or repealed by our stockholders, except with the consent of holders of two-thirds of our outstanding common stock.

        No Cumulative Voting.    The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

        Authorized but Unissued Capital Stock.    Our certificate of incorporation authorizes our board of directors to issue one or more classes or series of preferred stock, and to determine, with respect to any such class or series of preferred stock, the voting powers (if any), designations, powers, preferences, rights and qualifications, limitations or restrictions of such preferred stock. We have no current intention to issue any additional shares of preferred stock.

        The Delaware General Corporation Law does not require stockholder approval for any issuance of previously authorized shares of our capital stock. However, the listing requirements of the New York Stock Exchange, which would apply so long as our common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

        One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

        Amendment of the Bylaws.    Our certificate of incorporation provides that our bylaws may not be amended or repealed by our stockholders except with the consent of holders of two-thirds of our outstanding common stock and grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of Delaware or our certificate of incorporation. This provision will make it more difficult for our stockholders to make changes to our bylaws that are opposed by our board of directors. This provision of our certificate of incorporation may not be amended or repealed by our stockholders except with the consent of the holders of two-thirds of our outstanding common stock.

Transfer Agent and Registrar

        National City Bank, Cleveland, Ohio, is the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock. Future sales in the public market of substantial amounts of our common stock, including shares issued upon exercise of outstanding options after any restrictions on sale lapse, could adversely affect prevailing market prices and impair our ability to raise equity capital in the future.

        After this offering, 45,945,559 shares of our common stock will be outstanding. The shares sold in the offering, plus any shares sold upon exercise of the over-allotment option described in "Underwriters," will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144, and may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144, Rule 144(k) or Rule 701.

        We anticipate that, following the completion of the offering, all 33,445,559 shares of common stock outstanding prior to this offering will be subject to the lock-up agreement described in "Underwriters." All such shares are subject to registration rights, as described above under "Certain Relationships and Transactions—Securityholder Agreement."

        The following table shows the number of shares of our common stock that will be subject to the restrictions of Rule 144, the number of restricted shares eligible for resale under both Rule 144(k) and Rule 701, and the dates that such shares will be eligible for resale. All of the shares in the following table are owned by our 15 current stockholders.

	Number of Shares	Date First Eligible for Resale
Shares Eligible for Resale under Rule 144	33,445,559	, 2005
Shares Eligible for Resale under Rule 144(k)	5,152,016	, 2005
Shares Eligible for Resale under Rule 701	—	, 2005

        After this offering, 7,404,234 shares of our common stock will be subject to outstanding options.

Lock-Up Agreements

        We, our executive officers and directors and our other stockholders and optionholders owning substantially all of our shares have agreed with the underwriters not to:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock for a period of 180 days after the date of this prospectus, subject to certain extensions, without the prior written consent of Morgan Stanley and Lehman Brothers, as described in "Underwriters."

Rule 144

        Under Rule 144, a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year will be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding; and

  •
  the average weekly trading volume of the common stock during the four weeks preceding the filing of the stockholder's required notice of sale with the SEC.

        Sales under Rule 144 also are subject to other requirements regarding the manner of sale, notice and availability of current public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the restricted securities proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, after the expiration of the lock-up period, a substantial number of additional shares could become available for sale to the public.

Rule 701

        Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, to the extent not subject to lock-up agreements, (1) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144 and (2) by affiliates, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

Form S-8 Registration Statement

        We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable after completion of this offering to register shares of common stock reserved for issuance under the MEP and the 2004 EIP. This registration will permit the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act, upon completion of the lock-up period described above. Shares of common stock registered under the Form S-8 registration statement held by affiliates will be subject to Rule 144 volume limitations.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Lehman Brothers Inc., Banc of America Securities LLC and William Blair & Company, L.L.C. are acting as representatives, have severally agreed to purchase, EnerSys has agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Lehman Brothers Inc.
Banc of America Securities LLC
William Blair & Company, L.L.C.

Total	12,500,000

        The underwriters are offering the shares of common stock subject to their acceptance of the shares from EnerSys and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $        a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $        a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        The following table shows the offering price to the public, underwriting discounts and commissions and proceeds, before expenses, to EnerSys. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions

Proceeds, before expenses, to EnerSys	$	$	$

        EnerSys has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,875,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $        , the total underwriters' discounts and commissions would be $        and total proceeds to EnerSys would be $        .

        The underwriting discounts and commissions will be determined by negotiations among EnerSys and the representatives and are a percentage of the offering price to the public. Among the factors to be considered in determining the discounts and commissions will be the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions. The estimated offering expenses payable by EnerSys in addition to the underwriting discounts and commissions, are approximately $5.0 million, which includes legal, accounting and printing costs and various other fees associated with registering and listing the common stock.

        The underwriters have informed EnerSys that they do not intend to confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the customer.

        Application has been made to have the common stock approved for quotation on the New York Stock Exchange under the symbol "ENS."

        Each of EnerSys and the directors, executive officers and other stockholders and optionholders owning substantially all of EnerSys' shares have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

  •
  the sale of shares to the underwriters;

  •
  the issuance by EnerSys of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus;

  •
  transactions by any person other than EnerSys relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; or

  •
  transfers by directors, executive officers and other stockholders of EnerSys of shares of common stock or common stock equivalents by gift, will or intestacy or to immediate family members, so long as the recipient of such common stock agrees in writing to be bound by the restrictions described in this paragraph for the remainder of the 180-day restricted period and possible extension of such period described below.

        The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the "lock-up" restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        Investment funds affiliated with Morgan Stanley & Co. Incorporated will continue to own a majority of the outstanding common stock of EnerSys after giving effect to this offering. The securityholder agreement among EnerSys, the Morgan Stanley Funds, the J.P. Morgan Funds, the GM Stockholders and certain members of our senior management provides that MSCP IV is entitled to designate a majority of the nominees for election to our board of directors and to designate a majority of the members of our compensation committee and nominating and corporate governance committee. Eric T. Fry and Howard I. Hoffen, each of whom is an employee of Morgan Stanley & Co. Incorporated, currently serve as and were appointed directors by MSCP IV. Michael C. Hoffman and Chad L. Elliott, each of whom is an employee of Morgan Stanley Capital Partners, are director nominees designated by MSCP IV. See "Certain Relationships and Related Transactions."

        The underwriters and their affiliates have from time to time provided, and expect to provide in the future, investment banking, commercial banking and other financial services to EnerSys for which they have received and may continue to receive customary fees and commissions. Morgan Stanley Senior Funding was a lender and acted as agent under our former senior secured credit facility. Bank of America, N.A., an affiliate of Banc of America Securities LLC, is a lender and acts as administrative agent and collateral agent under our new $480.0 million senior secured facility and $120.0 million senior second lien term loan. In addition, Bank of America, N.A. is the counterparty to three interest rate swap agreements we entered into in order to fix the interest rate on a portion of our floating rate debt. Bank of America, N.A., Morgan Stanley Senior Funding and Lehman Commercial Paper Inc., an affiliate of Lehman Brothers Inc., are committed to provide funding under our senior secured revolving credit facility. In addition, Morgan Stanley Senior Funding acts as syndication agent and Lehman Commercial Paper Inc. acts as documentation agent under our new credit facilities. In connection with the establishment of our new credit facilities, we paid aggregate fees of approximately $2.5 million to Morgan Stanley Senior Funding, $3.9 million to Bank of America, N.A., and $1.8 million to Lehman Commercial Paper.

        Morgan Stanley & Co. Incorporated may be deemed to be an "affiliate" of EnerSys, as defined by Rule 2720 of the Conduct Rules of the National Association of Securities Dealers ("Rule 2720"). Accordingly, this offering will be conducted in compliance with the requirements of Rule 2720. Under the provisions of Rule 2720, when a NASD member distributes securities of an affiliate, the public offering price of the securities can be no higher than that recommended by the "qualified independent underwriter," as such term is defined in Rule 2720. In accordance with such requirements, Lehman Brothers Inc. has agreed to serve as a "qualified independent underwriter" and has conducted due diligence and will recommend a maximum price for the shares of common stock. We have agreed to indemnify Lehman Brothers Inc. for acting as a qualified independent underwriter against certain liabilities, including under the Securities Act.

        EnerSys and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

        Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations among EnerSys and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be the future prospects of EnerSys and its industry in general, sales, earnings and certain other financial operating information of EnerSys in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of EnerSys. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

MATERIAL UNITED STATES INCOME AND ESTATE TAX CONSEQUENCES TO
NON-UNITED STATES STOCKHOLDERS

        The following is a general discussion of the material U.S. federal income and estate tax consequences to a non-U.S. holder of the ownership and disposition of our common stock. For the purpose of this discussion, a non-U.S. holder is any holder that for U.S. federal income tax purposes is not a U.S. person or a partnership. For purposes of this discussion, the term U.S. person means:

  •
  an individual citizen or resident of the U.S.;

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  a corporation or other entity taxable as a corporation created or organized in the U.S. or under the laws of the U.S., any state or the District of Columbia;

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  an estate whose income is subject to U.S. federal income tax regardless of its source; or

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  a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons that have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

        If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

        This discussion assumes that non-U.S. holders will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of a non-U.S. holder's special tax status or special tax situation. U.S. expatriates or former long-term residents, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors whose functional currency is other than the U.S. dollar, that have elected mark-to-market accounting, who acquired our common stock as compensation, or that hold our common stock as part of a hedge, straddle, constructive sale, conversion, or other risk reduction transaction, and special status corporations (such as "controlled foreign corporations," "foreign investment companies," "passive foreign investment companies," "foreign personal holding companies," and corporations that accumulate earnings to avoid U.S. income tax) are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-U.S. holder should consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

        We do not anticipate paying any dividends on our common stock for the foreseeable future. However, if we do pay dividends on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder's tax basis, but not below zero, and then will be treated as gain from the sale of stock.

        Any dividend (out of earnings and profits) paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us with an Internal Revenue Service ("IRS") Form W-8BEN (or successor form) or an appropriate substitute form certifying qualification for the reduced rate. The non-U.S. holder must periodically update the information on such forms. Such non-U.S. holder may also be required to obtain and provide a U.S. taxpayer identification number and/or demonstrate residence in the applicable foreign jurisdiction by providing documentation issued by the government of such jurisdiction. Furthermore, Treasury Regulations require special procedures for payments through qualified intermediaries. A non-U.S. holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.

        Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from the 30% withholding tax. In order to obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI (or successor form) or an appropriate substitute form properly certifying such exemption. "Effectively connected" dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any effectively connected dividends or gain would generally be subject to U.S. federal income tax only if such amount is also attributable to a permanent establishment or fixed base maintained by the holder in the United States.

        In addition to the graduated tax described above, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also, under certain circumstances, be subject to a branch profits tax at a rate of 30% or such lower rate as specified by an applicable tax treaty.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (which gain, in the case of a corporate non-U.S. holder, must also be taken into account for branch profits tax purposes);

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  the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are satisfied; or

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  our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock, and the non-U.S. holder does not fall within a de minimis exception. We have determined that we are not, and we do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes. However, we can give no assurance that we will not become a U.S. real property holding corporation. Accordingly, non-U.S. holders are urged to consult their tax advisors to determine the application of these rules to their disposition of our common stock.

Federal Estate Taxes

        Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable tax treaty provides otherwise. An individual may be subject to U.S. federal estate tax but not U.S. federal income tax as a resident or may be subject to U.S. federal income tax as a resident but not U.S. federal estate tax.

Information Reporting and Backup Withholding

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld in the case of each non-U.S. holder. A similar report is sent to the holder. Tax treaties or other agreements may require the IRS to make its reports available to tax authorities in the recipient's country of residence.

        Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to backup withholding (currently at a rate of 28%) unless the non-U.S. holder establishes an exemption, for example by properly certifying its non-U.S. status on a Form W-8BEN (or successor form) or an appropriate substitute form. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person or that any other condition of exemption is not satisfied.

        The payment of the gross proceeds of the sale, exchange or other disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the non-U.S. holder, prior to payment, certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, and provided that the broker does not have actual knowledge, or reason to know, that the purported non-U.S. holder is actually a U.S. person or that the conditions of any other exemption are not in fact satisfied. The payment of the gross proceeds of the sale, exchange or other disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a "U.S.-related person"). In the case of the payment of the gross proceeds of the sale, exchange or other disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S.-related person, Treasury Regulations do not require backup withholding but do require information reporting on the payment unless the broker, prior to payment, (a) has documentary evidence in its files that the owner is a non-U.S. holder, and (b) has no knowledge, or reason to know, to the contrary.

        Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

        The preceding discussion of material U.S. federal income and estate tax consequences is general information only and is not tax advice. Accordingly, each investor should consult its own tax advisor as to the particular tax consequences of purchasing, holding and disposing of our common stock, including the applicability and effect of any state, local or non-U.S. tax laws and of any changes or proposed changes in applicable law.

VALIDITY OF COMMON STOCK

        Gibson, Dunn & Crutcher LLP, New York, New York, will pass upon the validity of the shares of our common stock offered in the offering. Stevens & Lee, Reading, Pennsylvania also has acted as our counsel in connection with the offering. The underwriters will be represented by Davis Polk & Wardwell, New York, New York.

EXPERTS

        The consolidated financial statements of EnerSys at March 31, 2004 and 2003, and for each of the three years in the period ended March 31, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The combined financial statements of Energy Storage Group for the period from April 1, 2001 to March 22, 2002, appearing in this prospectus and registration statement have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in the offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the following public reference facilities of the SEC:

Room 1024
450 Fifth Street, N.W.
Washington, DC 20549

        Upon completion of this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any documents filed by us at the address set forth above.

        You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet web site maintained by the SEC at http://www.sec.gov.

FINANCIAL STATEMENTS

Contents

EnerSys
Consolidated financial statements for fiscal years ended March 31, 2002, 2003 and 2004

Energy Storage Group
Combined financial statements for the period from April 1, 2001 to March 22, 2002

Report of Independent Registered Public Accounting Firm	F-39
Combined Financial Statements
Combined Statement of Operations	F-40
Combined Statement of Invested Capital	F-41
Combined Statement of Cash Flows	F-42
Notes to Combined Financial Statements	F-43
EnerSys Financial Statement Schedule
Valuation and Qualifying Accounts	S-1

Report of Independent Registered Public Accounting Firm

The Board of Directors
EnerSys

        We have audited the accompanying consolidated balance sheets of EnerSys as of March 31, 2003 and 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2004. Our audits also included the financial statement schedule listed in the index at Item 16(b). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

        We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EnerSys at March 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
May 14, 2004, except for
    Note 25, as to which the
    date is July 9, 2004

EnerSys

Consolidated Balance Sheets

(In Thousands, Except Per Share Data)

	March 31
	2003	2004
Assets
Current assets:
Cash and cash equivalents	$44,296	$17,207
Accounts receivable, net	189,014	227,752
Inventories, net	106,998	131,712
Deferred taxes	29,798	24,616
Prepaid expenses	9,107	17,873
Other current assets	3,940	4,543

Total current assets	383,153	423,703
Property, plant, and equipment, net	275,659	284,850
Goodwill	295,705	306,825
Other intangible assets, net	75,541	75,495
Deferred taxes	17,634	26,025
Other	28,116	34,170

Total assets	$1,075,808	$1,151,068

Liabilities and stockholders' equity
Current liabilities:
Short-term debt	$1,311	$2,712
Current portion of long-term debt	13,052	7,014
Current portion of capital lease obligations	2,208	2,150
Accounts payable	94,999	113,043
Accrued expenses	134,749	163,717
Deferred taxes	1,478	340

Total current liabilities	247,797	288,976
Long-term debt	231,844	496,200
Capital lease obligations	3,747	3,227
Deferred taxes	69,664	60,952
Other liabilities	57,009	62,411

Total liabilities	610,061	911,766
Stockholders' equity:
Series A Convertible Preferred Stock, $0.01 par value, 2,500,000 shares authorized, 665,883 shares issued and outstanding	7	7
Class A Common Stock, $0.01 par value, 135,000,000 shares authorized, 11,014,421 shares issued and outstanding	110	110
Class B Common Stock, $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding	—	—
Paid-in capital	447,133	188,766
Retained earnings (deficit)	(8,675)	(8,839)
Accumulated other comprehensive income	27,172	59,258

Total stockholders' equity	465,747	239,302

Total liabilities and stockholders' equity	$1,075,808	$1,151,068

See accompanying notes.

EnerSys

Consolidated Statements of Operations

(In Thousands Except Share and Per Share Data)

	Fiscal year ended March 31
	2002	2003	2004
Net sales	$339,340	$859,643	$969,079
Cost of goods sold	271,596	653,998	722,825

Gross profit	67,744	205,645	246,254
Operating expenses	53,463	150,618	170,412
Special charges relating to restructuring, bonuses and uncompleted acquisitions	63,345	—	21,147
Amortization expense	51	51	51

Operating (loss) earnings	(49,115)	54,976	54,644
Interest expense	13,294	20,511	20,343
Special charges relating to a settlement agreement and write-off of deferred finance costs	—	—	30,974
Other expense (income), net	1,744	(742)	(4,466)

(Loss) earnings before income taxes	(64,153)	35,207	7,793
Income tax (benefit) expense	(22,171)	12,355	2,957

Net (loss) earnings	$(41,982)	$22,852	$4,836
Series A convertible preferred stock dividends	(13)	(24,057)	(24,689)

Net (loss) earnings available to common shareholders	$(41,995)	$(1,205)	$(19,853)

Net (loss) earnings per common share:
Basic	$(3.81)	$(0.11)	$(1.80)

Diluted	$(3.81)	$(0.11)	$(1.80)

Weighted-average shares of common stock outstanding:
Basic	11,014,421	11,014,421	11,014,421

Diluted	11,014,421	11,156,267	11,014,421

See accompanying notes.

EnerSys

Consolidated Statements of Changes in Stockholders' Equity

(In Thousands)

	Series A Convertible Preferred Stock	Class A Common Stock	Class B Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at March 31, 2001	$—	$110	$—	$164,140	$10,455	$(2,343)	$172,362
Issuance of Series A Convertible Preferred Stock	7	—	—	282,993	—	—	283,000
Net loss	—	—	—	—	(41,982)	—	(41,982)
Cumulative effect of accounting change on derivative instruments, net of tax $144	—	—	—	—	—	245	245
Other comprehensive income
Minimum pension liability adjustment, net of tax of $400	—	—	—	—	—	(600)	(600)
Unrealized loss on derivative instruments, net of tax of $741	—	—	—	—	—	(1,111)	(1,111)
Foreign currency translation adjustment	—	—	—	—	—	2,933	2,933

Comprehensive loss							(40,515)

Balance at March 31, 2002	7	110	—	447,133	(31,527)	(876)	414,847
Net earnings	—	—	—	—	22,852	—	22,852
Other comprehensive income
Minimum pension liability adjustment, net of tax of $1,030	—	—	—	—	—	(1,741)	(1,741)
Unrealized loss on derivative instruments, net of tax of $1,722	—	—	—	—	—	(2,583)	(2,583)
Foreign currency translation adjustment	—	—	—	—	—	32,372	32,372

Comprehensive income							50,900

Balance at March 31, 2003	7	110	—	447,133	(8,675)	27,172	465,747
Distribution to stockholders	—	—	—	(258,367)	—	—	(258,367)
Cancellation of warrants	—	—	—	—	(5,000)	—	(5,000)
Net earnings	—	—	—	—	4,836	—	4,836
Other comprehensive income
Minimum pension liability adjustment, net of tax of $(667)	—	—	—	—	—	885	885
Unrealized income on derivative instruments, net of tax of $(581)	—	—	—	—	—	871	871
Foreign currency translation adjustment	—	—	—	—	—	30,330	30,330

Comprehensive income							36,922

Balance at March 31, 2004	$7	$110	$—	$188,766	$(8,839)	$59,258	$239,302

See accompanying notes.

EnerSys

Consolidated Statements of Cash Flows

(In Thousands)

	Fiscal year ended March 31
	2002	2003	2004
Cash flows from operating activities
Net (loss) earnings	$(41,982)	$22,852	$4,836
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:
Noncash special charges	—	—	6,569
Settlement agreement expense	—	—	24,405
Depreciation and amortization	12,393	38,002	39,047
Provision for doubtful accounts	1,804	1,860	849
Provision for deferred taxes, less amounts related to restructuring	783	8,379	(6,640)
Provision for restructuring, net of related accumulative foreign currency translation adjustments	41,882	—	—
Accretion of discount on notes payable	97	4,112	3,341
Issuance of subordinated notes	—	2,781	—
Option liability loss (gain)	184	(1,233)	(27)
Loss on disposal of fixed assets	1	97	45
Changes in assets and liabilities, net of effects of acquisition:
Accounts receivable	6,248	1,464	(17,556)
Inventory	19,415	9,450	(13,927)
Prepaid expenses	(6,804)	(6,822)	(6,852)
Other assets	—	4,487	2,610
Accounts payable	(23,990)	2,697	9,533
Accrued expenses	11,037	(32,688)	(11,804)
Other liabilities	—	—	4,763

Net cash provided by operating activities	21,068	55,438	39,192
Cash flows from investing activities
Capital expenditures	(12,944)	(23,623)	(28,580)
Purchase of businesses, net of cash acquired	(323,200)	10,707	1,181
Proceeds from disposal of property, plant, and equipment	193	(7)	418

Net cash used in investing activities	(335,951)	(12,923)	(26,981)

Cash flows from financing activities
Net (decrease) increase in short-term debt	$(250)	$(877)	$1,401
Proceeds from the issuance of long-term debt	36,000	—	507,675
Deferred financing costs	—	—	(11,000)
Payments of long-term debt	(3,955)	(6,211)	(184,453)
Proceeds from the issuance of Series A Convertible Preferred Stock	283,000	—	—
Payments of capital lease obligations, net	—	(1,121)	(1,145)
Payment under settlement agreement	—	—	(89,100)
Buy back of outstanding stock warrants	—	—	(5,000)
Distribution to stockholders	—	—	(258,367)

Net cash provided by (used in) financing activities	314,795	(8,209)	(39,989)
Effect of exchange rate changes on cash	28	915	689

Net (decrease) increase in cash	(60)	35,221	(27,089)
Cash and cash equivalents at beginning of year	9,135	9,075	44,296

Cash and cash equivalents at end of year	$9,075	$44,296	$17,207

See accompanying notes.

EnerSys

Notes to Consolidated Financial Statements

March 31, 2004

(In Thousands, Except Per Share Data)

1. Summary of Significant Accounting Policies

Description of Business

        EnerSys (the Company) is a leading worldwide manufacturer and supplier of lead-acid industrial batteries consisting of reserve power batteries serving the telecommunications, uninterruptible power systems (UPS), switchgear and electrical control systems and aerospace and defense markets, and motive power batteries primarily serving the electric industrial forklift truck market. The Company was formed on November 9, 2000 when EnerSys acquired the industrial battery business of Yuasa Inc. in North and South America from Yuasa Corporation (Japan).

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its majority-owned and wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Foreign Currency Translation

        Results of foreign operations are translated into United States dollars using average exchange rates during the period while assets and liabilities are translated into United States dollars using current rates as of the balance sheet date. The resulting translation adjustments are accumulated as a separate component of stockholders' equity.

        Transaction gains and losses resulting from exchange rate changes on transactions denominated in currencies other than the functional currency of the applicable subsidiary are included in other expense (income), net in the year in which the change occurs.

Revenue Recognition

        The Company recognizes revenue when the earnings process is complete. This occurs when products are shipped to the customer in accordance with terms of the agreement, transfer of title and risk of loss, collectibility is reasonably assured and pricing is fixed and determinable. Accruals are made at the time of sale for sales returns and other allowances based on the Company's experience.

Freight Expense

        Amounts billed to customers for outbound freight costs are classified as sales in the consolidated income statement. Costs incurred by the Company for outbound freight costs to customers are classified in cost of sales.

Warranties

        Substantially all of the Company's products are generally warranted for a period of one to five years. The Company provides for estimated product warranty expenses when the related products are sold.

Cash and Cash Equivalents

        Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less when purchased. United States short-term investments included in cash and cash equivalents at March 31, 2003 and 2004 were $31,663 and $8,058, respectively.

Accounts Receivable

        Accounts receivable are reported net of an allowance for doubtful accounts of $8,492 and $6,722 at March 31, 2003 and 2004, respectively. The allowance is based on management's estimate of uncollectible accounts, analysis of historical data and trends, as well as review of all relevant factors concerning the financial capability of its customers. Accounts receivable are considered to be past due based on how payments are received compared to the customer's credit terms. Accounts are written off when management determines the account is worthless. Finance charges are generally not assessed or collected on past due accounts.

Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. The cost of inventory consists principally of material, labor, and associated overhead.

Property, Plant, and Equipment

        Property, plant, and equipment are recorded at cost and include expenditures that substantially increase the useful lives of the assets. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows: 10 to 33 years for buildings and improvements and 3 to 15 years for machinery and equipment.

        Depreciation expense for the fiscal years ended March 31, 2002, 2003 and 2004 totaled $10,679, $35,278 and $36,989, respectively. Maintenance and repairs are expensed as incurred. Interest on capital projects is capitalized during the construction period and amounted to $620, $179 and $194 for the fiscal years ended March 31, 2002, 2003 and 2004, respectively. Gains and losses from dispositions or retirements of property, plant, and equipment are recognized currently.

Intangible Assets

        Effective April 1, 2001, the Company early adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and requires a review at least annually for impairment. The Company has determined that tradenames and goodwill are indefinite-lived assets, as defined by SFAS No. 142, and therefore not subject to amortization.

        SFAS No. 142 prescribes a two-step method for determining goodwill impairment. In the first step, the fair value of the Company's reporting units was determined using a discounted cash flow analysis approach. Since the net book value of the reporting units did not exceed the fair value, the second step of the impairment test was not necessary. SFAS No. 142 requires the Company to perform impairment tests on an annual basis and whenever events or circumstances occur indicating that the tradenames or goodwill may be impaired.

Environmental Expenditures

        Environmental expenditures that will benefit future operations are capitalized; all other environmental expenditures are expensed as incurred. Accruals are recorded when environmental expenditures for remedial efforts are probable and the amounts can be reasonably estimated.

Impairment of Long-Lived Assets

        SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, requires that companies consider whether indicators of impairment of long-lived assets held for use are present. If such indicators are present, companies determine whether the sum of the estimated undiscounted future cash flows attributable to such assets is less than their carrying amount, and if so, companies recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Accordingly, management will periodically evaluate the ongoing value of property and equipment.

Financial Instruments

        The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, and debt. In addition, the Company uses interest rate swap and option agreements to manage risk on a portion of its floating-rate debt.

        Because of short maturities, the carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and short-term debt approximates fair market value. The fair value of the Company's long-term debt, described in Note 9, approximates its carrying value and the fair value of derivative instruments is described in Note 12.

Income Taxes

        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These temporary differences are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be realized.

        Valuation allowances are recorded to reduce deferred tax assets when it is probable that a tax benefit will not be realized. The provision for income taxes represents income taxes paid or payable for the current year and the change in deferred taxes adjusted for purchase accounting adjustments during the year.

Deferred Financing Fees

        In March 2004, the Company entered into two credit facilities with various portions that will expire in 2009, 2011 and 2012. Deferred financing fees associated with the new credit facilities of $11,000 were incurred and will be amortized over the life of the new credit facilities. $6,569 of deferred financing fees related to the previously existing credit facility were written off and charged to Special Charges in March 2004. Deferred financing fees, net of accumulated amortization totaled $8,634 and $10,935 as of March 31, 2003 and 2004, respectively. Amortization expense included in interest expense was $1,097, $2,069 and $2,012 for the fiscal years ended March 31, 2002, 2003 and 2004, respectively.

Derivative Financial Instruments

        The Company has entered into interest rate swap agreements and option agreements to manage risk on a portion of its long-term floating-rate debt. The agreements are with major financial institutions, and the Company believes the risk of nonperformance by the counterparties is negligible. The counterparties to these agreements are lenders under the Credit Agreement and liabilities related to these agreements are covered under the security provisions of the Credit Agreement. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. The Company recognizes all derivatives as either assets or liabilities in the accompanying balance sheet and measures those instruments at fair value. Changes in the fair value of those instruments are reported in accumulated other comprehensive income (loss) if they qualify for hedge accounting, or in earnings if they do not qualify for hedge accounting. Derivatives qualify for hedge accounting if they are designated as hedge instruments and if the hedge is highly effective in achieving offsetting changes in the fair value of cash flow of the asset or liability hedged. Accordingly, gains and losses from changes in derivative fair value are deferred until the underlying transaction occurs. Interest expense on the debt is adjusted to include the payments made or received under such hedge agreements. Any deferred gains or losses associated with derivative instruments, which on infrequent occasions may be terminated prior to maturity are recognized in earnings in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, such instrument would be closed and the resulting gain or loss would be recognized in earnings.

Stock-Based Compensation Plans

        In December 2002, FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 132, Accounting for Stock-Based Compensation, to provide alternative methods for a voluntary transition to the fair-value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income. The adoption of the standard was effective for fiscal years beginning after December 15, 2002. Rather than adopt the fair-value method of accounting for stock-based compensation, the Company chose to continue accounting for such items using the intrinsic value method. As required, the Company did adopt the disclosure provisions of this standard.

        In 2001, the Company established a stock-based compensation plan, which is more fully described in Note 16. The Company uses the accounting method under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations of this plan. Under APB Opinion No. 25, generally, when the exercise price of the Company stock options equals the fair market value of the underlying stock on the date of the grant, no compensation expense is recognized. The following table illustrates the effect of net income if the Company had applied the fair value recognition provisions of SFAS No. 123 to its stock-related compensation. For purposes of pro forma disclosures, the estimated fair value of the stock options is amortized to expense over their vesting periods.

	Fiscal year ended March 31
	2002	2003	2004
Net (loss) earnings available to common stockholders, as reported	$(41,995)	$1,995	$(19,853)
Stock-based employee compensation cost, net of tax, that would have been included in the determination of net income if the fair value based method had been applied to all awards	(1,588)	(3,585)	(3,646)

Net (loss) earnings available to common stockholders, pro forma	$(43,583)	$(1,590)	$(23,499)

Pro forma net (loss) earnings per common share:
Basic	$(3.96)	$(0.14)	$(2.13)

Diluted	$(3.96)	$(0.14)	$(2.13)

Accumulated Other Comprehensive Income (Loss)

        The components of accumulated other comprehensive (loss) income, net of tax, are as follows:

	Beginning Balance	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount	Ending Balance
March 31, 2002
Minimum pension liabilities	$—	$(1,000)	$400	$(600)	$(600)
Unrealized loss on derivative instruments	—	(1,463)	597	(866)	(866)
Foreign currency translation adjustment	(2,343)	2,933	—	2,933	590

Accumulated other comprehensive (loss) income, net of tax	$(2,343)	$470	$997	$1,467	$(876)

March 31, 2003
Minimum pension liabilities	$(600)	$(2,771)	$1,030	$(1,741)	$(2,341)
Unrealized loss on derivative instruments	(866)	(4,305)	1,722	(2,583)	(3,449)
Foreign currency translation adjustment	590	32,372	—	32,372	32,962

Accumulated other comprehensive (loss) income, net of tax	$(876)	$25,296	$2,752	$28,048	$27,172

March 31, 2004
Minimum pension liabilities	$(2,341)	$1,552	$(667)	$885	$(1,456)
Unrealized (loss) income on derivative instruments	(3,449)	1,452	(581)	871	(2,578)
Foreign currency translation adjustment	32,962	30,330	—	30,330	63,292

Accumulated other comprehensive (loss) income, net of tax	$27,172	$33,334	$(1,248)	$32,086	$59,258

        The foreign currency translation adjustment primarily resulted from the weakening of the United States dollar. The majority of the Company's European subsidiaries utilize the euro as their functional currency. The exchange rate of the euro to the United States dollar increased from $0.87 as of March 31, 2002 to $1.09 as of March 31, 2003 to $1.23 as of March 31, 2004.

Earnings Per Share

        Basic earnings per common share (EPS) are computed by dividing net earnings available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.

New Accounting Pronouncements

        In December 2003, the FASB issued SFAS No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits. The revisions to SFAS No. 132 are intended to improve financial statement disclosures for defined benefit plans and was initiated in 2003 in response to concerns raised by investors and other users of financial statements, about the need for greater transparency of pension information. In particular, the standard requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant quantitative and qualitative information. The guidance is effective for fiscal years ending after December 15, 2003. The Company has complied with these revised disclosure requirements (see Note 14).

        In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires contracts with similar characteristics to be accounted for on a comparable basis. Our adoption of SFAS No. 149 during 2003 did not have a material effect on our financial condition or results of operations.

        In January 2003, the FASB issued Financial Interpretation (FIN) 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 and in December 2003 issued a revised interpretation ("FIN 46R"). FIN 46 and FIN 46R address consolidation by business enterprises of certain variable interest entities. It applied to the Company in the first reporting period ending after March 15, 2004. This pronouncement did not have an effect on the Company's financial position and results from operations.

Collective Bargaining

        At March 31, 2004, the Company had approximately 6,500 employees. Of these employees, approximately 3,300, almost all of whom work in the Company's European facilities, were covered by collective bargaining agreements. The average term of these agreements is one to two years, and these agreements expire over the period through 2007.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

        Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

2. Recapitalization

        Cash Payment to Stockholders and Management.    In March 2004, the Company paid a $270,000 cash payment to its existing stockholders and certain members of its management, of which $258,367 represents distributions to stockholders and $11,633 represents a bonus.

        New Credit Facilities.    Concurrently with the payment of the $270,000 cash payment, the Company entered into two new credit facilities. The senior secured credit facility consists of a $380,000 seven-year term loan B facility and a $100,000 five-year revolving credit facility. The senior second lien credit facility consists of $120,000 of eight-year notes. In March 2004, the Company borrowed $500,000 under the senior secured credit facility and the senior second lien credit facility. The Company used $219,000 of the proceeds from borrowings under the new credit facilities to repay all amounts then outstanding under the Company's previously existing senior credit facility and $11,000 to pay transaction costs associated with the new credit facilities. Obligations under the new credit facilities are secured by a first-priority security interest in substantially all of the United States existing and hereafter acquired assets, including substantially all of the capital stock of all of the Company's United States subsidiaries that are guarantors under the new credit facility, and 65% of the capital stock of certain of the Company's foreign subsidiaries that are owned by the United States companies. Obligations under the senior second lien facility are secured by a second-priority lien on the same collateral.

        The following sets forth the sources and uses of funds in connection with the recapitalization:

Source of funds
Borrowings under the new senior secured credit facility	$380,000
Borrowings under the new senior second lien credit facility	120,000

Total	$500,000

Use of funds
Cash payment to stockholders and management	$270,000
Repayments under previously existing senior credit facility	219,000
Transaction fees and expenses	11,000

Total	$500,000

        Our fiscal 2004 results reflect the impact of the recapitalization including a pretax charge to earnings of $6,569 for the write-off of the remaining deferred financing fees outstanding under the previously existing senior credit facility.

3. Acquisition

        On March 22, 2002, EnerSys acquired the assets, stock and business of substantially all of the subsidiaries and affiliates comprising the Energy Storage Group (ESG) of Invensys PLC (Invensys). ESG is a manufacturer and supplier of lead-acid industrial batteries with facilities located primarily in Europe, North America, and Asia. This acquisition enhanced our product offering with complementary product lines and increased our ability to service global clients and gain global market share. The final acquisition price, after closing adjustments provided in the purchase agreement, was $363,104, including associated transaction costs and warrants to purchase 409,248 shares of Class A Common Stock of the Company at an exercise price of $850. Using the Black-Scholes method, no value was attributed to these warrants. The transaction was financed by the following: issuance of Series A Convertible Preferred Stock of $283,000 to Morgan Stanley Capital Partners, a seller note with a fair value of $58,321 ($100,000 face value), and additional borrowings. The acquisition was accounted for under the purchase method of accounting and the ESG operations have been included in the Company's statements of operations since March 22, 2002. ESG's net sales and operating earnings for the fiscal year ended March 31, 2002 were $11,460 and $237, respectively.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed related to ESG:

Inventory	$67,939
Accounts Receivable	125,051
Accounts Payable	(64,635)
Accrued Expenses	(73,112)
Fixed assets	174,896
Goodwill, net of deferred taxes of $15,285	171,585
Prepaids and other assets	42,678
Long-term debt and capital leases	(11,178)
Other liabilities	(70,120)

Net assets acquired	$363,104

        As of the acquisition date, the Company began to formulate an exit and restructuring plan for certain ESG facilities in North America and Europe, which was finalized during the fiscal year ended March 31, 2003. These facilities, located in the United Kingdom, Germany and the United States, were restructured due mainly to excess capacity brought about by the ESG acquisition and relatively high production costs at these locations compared to other EnerSys facilities. The facilities in the United Kingdom and Germany remain open, however, as either a distribution center or as a facility with a significantly reduced manufacturing capacity. The facility in the United States has been closed. The exit and restructuring plan affected direct, indirect and certain administrative personnel. As of March 22, 2002, the Company recorded a liability of $7,873 related to involuntary termination of employees and $10,300 for the cancellation of certain contractual obligations, which represents the cancellation of a contract that required the Company to purchase steam at the Germany location. During the fiscal year ended March 31, 2003, the Company paid $9,687 for the termination of employees and $2,287 for the contractual obligations. During the fiscal year ended March 31, 2004, the Company paid $4,054 for the termination of employees and $1,294 for the contractual obligations. All cash payments were charged against the liability established in purchase accounting.

        A rollforward of the above restructuring reserves is as follows:

Balance at March 31, 2002	$18,173
Purchase accounting adjustment	26,660
Costs incurred	(11,974)
Foreign currency impact	6,520

Balance at March 31, 2003	39,379
Cost incurred	(5,348)
Foreign currency impact and other	4,313

Balance at March 31, 2004	$38,344

        The significant components of the above purchase accounting adjustments include severance costs of $16,900, environmental costs of $5,300, warranty expenses of $3,200 and other expenses of $1,260.

        The remaining restructuring reserve as of March 31, 2004 represents primarily the remaining payments due of $10,300 for the cancellation of the steam plant contract, which are required through fiscal 2007; severance at the Germany location of $10,700, which is expected to be paid during fiscal 2005 and 2006; severance at the United Kingdom location of $9,700, the majority of which is expected to be paid during fiscal 2005; and environmental costs of $5,300, the majority of which is expected to be paid through fiscal 2007.

        The following unaudited pro forma financial information reflects the results of operations as if the acquisition of ESG had occurred as of the beginning of the fiscal year ended March 31, 2002. Pro forma adjustments include only the effects of events directly attributed to a transaction that are factually supportable and expected to have a continuing impact. The pro forma adjustments contained in the table below include adjustments for depreciation expense due to the adjustment of property, plant, and equipment to estimated market value, interest expense on the acquisition debt and the related income tax effects.

Unaudited
Net sales	$897,540

Net loss	$(36,433)

Net loss per share:
Basic and Diluted	$(3.31)

        The unaudited pro forma financial information does not necessarily reflect the operating results that would have occurred had the acquisition been consummated as of the above date, nor is such information indicative of future operating results.

4. Inventories

        Inventories consist of:

	2003	2004
Raw materials	$24,474	$32,003
Work-in-process	26,583	36,670
Finished goods	55,941	63,039

	$106,998	$131,712

        Inventory reserves for obsolescence and other estimated losses were $7,955 and $10,895 at March 31, 2003 and 2004, respectively.

5. Property, Plant, and Equipment

        Property, plant, and equipment consists of:

	2003	2004
Land, buildings, and improvements	$87,639	$99,239
Machinery and equipment	225,367	256,382
Construction in progress	8,884	13,776

	321,890	369,397
Less accumulated depreciation	(46,231)	(84,547)

Property, plant, and equipment	$275,659	$284,850

6. Goodwill and Other Intangible Assets

        Information regarding the Company's goodwill and other intangible assets follows:

	2003			2004
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Unamortizable intangible assets:
Goodwill	$297,117	$(1,412)	$295,705	$308,237	$(1,412)	$306,825
Trademarks	76,240	(953)	75,287	76,240	(953)	75,287
Amortizable intangible assets:
Non-compete	131	(85)	46	131	(115)	16
Patents	250	(42)	208	250	(58)	192

Total	$373,738	$(2,492)	$371,246	$384,858	$(2,538)	$382,320

        The changes in the carrying amount of goodwill by business segment are as follows:

	FY2003			FY2004
	Reserve	Motive	Total	Reserve	Motive	Total
Balance at beginning of year	$108,901	$116,732	$225,633	$161,348	$134,357	$295,705
Goodwill adjustment for balances acquired in ESG acquisition	43,408	9,494	52,902	(3,491)	(2,901)	(6,392)
Goodwill adjusted for balances acquired in Yuasa Inc. acquisition	938	—	938	(849)	—	(849)
Foreign currency translation gain	8,101	8,131	16,232	9,183	9,178	18,361

Balance at end of year	$161,348	$134,357	$295,705	$166,191	$140,634	$306,825

        The goodwill adjustment of $52,902 for fiscal year 2003 is a result of the Company's final adjustments to fair value estimates, primarily $16,900 in additional severance accrual, $14,900 in additional decreases to fixed asset valuation estimates, $7,000 of warranty accruals, $5,300 of environmental accruals, additional transaction costs of $4,800 and $4,000 additional allowance for doubtful accounts. The increased severance accrual was caused by the Company making additional capacity reductions at its United Kingdom and Germany locations, which were deemed necessary to make the facilities cost competitive as final analyses were completed. The additional decrease in the fixed asset valuation estimates is primarily due to the Company's Mexican location, as refinements to the estimates were required due to the transaction occurring shortly before the Company's fiscal 2002 year-end. The Company also incurred additional legal and professional costs related to the transaction of $4,800. The goodwill adjustment of $(6,392) for fiscal 2004 is a reclassification to correct the income tax liability assumed in the acquisition of ESG.

        The Company estimated tax-deductible goodwill to be approximately $25,000 and $25,000 as of March 31, 2003 and 2004, respectively.

7. Other Assets

        Other current assets consist of the following:

	March 31
	2003	2004
Nontrade receivables	$2,803	$2,523
Other	1,137	2,020

	$3,940	$4,543

        Other assets consist of the following:

	March 31
	2003	2004
Rental batteries	$7,322	$7,330
Leases receivable	4,313	3,689
Deferred financing fees	6,608	9,363
Pension	6,886	8,431
Nontrade receivables	1,249	—
Other	1,738	5,357

	$28,116	$34,170

8. Accrued Expenses

        Accrued expenses consist of the following:

	2003	2004
Restructuring	$30,277	$33,517
Payroll and benefits	41,596	40,113
Warranty	24,198	23,280
Income taxes, currently payable	5,955	22,811
Accrued selling expenses	6,048	12,476
Pension and social security	11,897	7,017
Interest	1,615	599
Other	13,163	23,904

	$134,749	$163,717

9. Debt

        In November 2000, the Company entered into a senior Credit Agreement with Morgan Stanley Senior Funding, Inc. and various lending institutions (Credit Agreement) containing a Tranche A Note for $40,000, a Tranche B Note for $110,000, and a Revolving Note for $50,000. In March 2002, an amendment to the Credit Agreement increased the amount available to $146,000 on the Tranche B Note and $57,000 on the Revolving Note. Quarterly principal payments on the Tranche A and B Notes began March 31, 2001 with final payments due on November 9, 2006 and November 9, 2008, respectively. The maturity date of the Revolving Note was November 9, 2006. Loans and other liabilities under the Credit Agreement were secured by substantially all United States assets of the Company. Borrowings under the Credit Agreement bore interest at a floating rate based, at the Company's option, upon (i) a LIBOR rate plus an applicable percentage or (ii) the greater of the federal funds rate plus 0.5% or the prime rate, plus an applicable percentage. The applicable percentages (the credit spreads) were subject to change based on the ratio of the Company's senior debt to EBITDA (all rates and terms are as defined in the Credit Agreement). In conjunction with the recapitalization in March 2004, the obligations under this Credit Agreement were paid in full and the Credit Agreement was terminated in March 2004.

        In connection with the acquisition of ESG, the Company entered into a seller note agreement with Invensys of $100,000 at a fixed rate of 3.0275%, due March 31, 2010. In accordance with the terms of the seller note agreement, the Company issued two new notes in fiscal 2003 in lieu of paying semi-annual cash interest to Invensys for $1,211 and $1,570, respectively. The two new notes carried the same terms, conditions, interest rate, and maturity date as the original note. The notes were subordinate to the above Credit Agreement. The face values of the notes were discounted by the difference of the estimated market rate of 10.0% and 3.0275%. The estimated market rate of 10.0% was determined to be the rate of interest the Company would have incurred at that time for the issuance of subordinated notes. The discount amount of $38,552 and $0 at March 31, 2003 and 2004, respectively, was being accreted to the principal amount with the accretion being charged to interest expense over the period to its maturity. In conjunction with the Settlement Agreement with Invensys, these notes were paid in full in December 2003.

        In connection with the acquisition of ESG, the Company assumed a $5,000 note payable to the prior owner of an acquired manufacturing plant in Mexico. The note was due on February 2, 2004, plus accrued interest at a one-year LIBOR rate (1.47% at March 31, 2004). In February 2004, the Company paid $1,786 on the note and the balance is pending settlement of certain disputes.

        In December 2003, the Company entered into an agreement with Invensys PLC (Settlement Agreement) under which the Company paid $94,100 for the repurchase of seller notes and warrants delivered to Invensys as part of the consideration for the acquisition of ESG and in settlement of other matters, primarily termination of a supply agreement. This transaction was funded by utilizing $43,100 of short-term investments, $19,000 from an accounts receivable financing facility (which was paid off and terminated on March 9, 2004), $7,000 additional Tranche B borrowing and $25,000 Revolver drawdown.

        In March 2004, the Company paid a $270,000 cash payment to stockholders and certain members of management. In connection with the cash payment, on March 17, 2004, the Company terminated our previously existing senior credit facility and entered into a new $480,000 senior secured credit facility, which consists of a $380,000 term loan B and a $100,000 revolving credit line, and entered into a new $120,000 senior second lien term loan. The Company used the proceeds of the $500,000 in term loans to fund the cash payment in the amount of $270,000, repay all amounts then outstanding under the previously existing senior credit facility in the amount of $219,000, and pay transaction costs associated with the new credit facilities of $11,000. No amounts were borrowed under the revolving credit line in conjunction with the cash payments.

        The $380,000 senior secured term loan B is subject to a 0.25% quarterly principal amortization and matures on March 17, 2011. The $120,000 senior second lien term loan mature as a single installment on March 17, 2012. The $100,000 revolving credit line matures on March 17, 2009. Obligations under the Credit Facilities are secured by substantially all of our United States existing and hereafter acquired assets, including substantially all of the capital stock of all of our United States subsidiaries that are guarantors under the new credit facility, and 65% of the capital stock of certain of our foreign subsidiaries that are owned by our United States companies. Borrowings under the credit agreements bear interest at a floating rate based, at our option, upon (i) a LIBOR rate plus an applicable percentage or (ii) the greater of the federal funds rate plus 0.5% or the prime rate, plus an applicable percentage. Under the terms of the credit facilities, the Company is required to prepay certain principal amounts outstanding with proceeds of an initial public offering. There is also a provision that would require prepayment based upon certain excess cash flow amounts, as defined. There are prepayment penalties on the Second Lien term notes of 2% if prepaid during the first year after issuance and 1% if prepaid during the second year. There are no prepayment penalties on loans under the $480,000 senior secured credit facility.

        As of March 31, 2003 and 2004, the Company had available under all its lines of credit, including in 2003 its accounts receivable financing program, approximately $92,900 and $124,600, respectively. Included in the March 31, 2003 and 2004 amounts are $10,500 and $24,600, respectively, of uncommitted lines of credit.

        The effective borrowing rates for 2003 and 2004 were 5.1% and 5.0% respectively.

        The following summarizes the Company's long-term debt:

	March 31
	2003	2004
Term Loan B: Payable in quarterly installments through March 17, 2011, bearing interest at 3.59% at March 31, 2004(1)	$—	$380,000
Second Lien term notes: Payable in a single installment on March 17, 2012, bearing interest at 6.09% at March 31, 2004	—	120,000
Tranche A: Payable in quarterly installments through November 9, 2008, refinanced on March 17, 2004	32,500	—
Tranche B: Payable in quarterly installments through November 9, 2008, refinanced on March 17, 2004	143,075	—
Mortgage loan payable in monthly installments through August 1, 2003, bearing interest at 3.00% per annum. Loan was secured by a mortgage lien interest in the Company's corporate headquarters	92	—
Subordinated notes payable to Invensys of $102,781 and $0 at March 31, 2003 and 2004 face amounts, respectively, bearing interest at 3.0275% per annum, due in full March 31, 2010 (less unamortized discount of $38,552 and $0 as of March 31, 2003 and 2004, respectively, based on imputed interest rate of 10%).	64,229	—
Note payable, pending settlement of disputes, bearing interest at 1.47% at March 31, 2004	5,000	3,214

Total debt	244,896	503,214
Less current portion	13,052	7,014

Total long-term debt	$231,844	$496,200

(1)
LIBOR component on $120,000 swapped into fixed rates as discussed in Notes 2 and 12.

        The Company paid $13,100, $15,686 and $15,474, net of amounts capitalized, for interest during the fiscal years ended March 31, 2002, 2003 and 2004, respectively. Aggregate maturities of long-term debt in each of the five fiscal years after March 31, 2004 are as follows:

2005	$7,014
2006	3,800
2007	3,800
2008	3,800
2009	3,800
Thereafter	481,000

$503,214

        The Company's financing agreements contain various covenants which, absent prepayment in full of the indebtedness and other obligations, or the receipt of waivers, would limit the Company's ability to conduct certain specified business transactions including incurring debt, mergers, consolidations or similar transactions, buying or selling assets out of the ordinary course of business, engaging in sale and leaseback transactions, paying dividends and certain other actions. The Company is in full compliance with all such covenants. The Company had available under certain conditions a maximum of $35,000 in a receivable financing program at March 31, 2003. This program was terminated in March 2004.

        As of March 31, 2003 and 2004, the Company had $190 and $325, respectively, of standby letters of credit outstanding that reduced the borrowings available under the Revolving Note.

10. Leases

        The Company's future minimum lease payments under capital and operating leases that have noncancelable terms in excess of one year at March 31, 2004 are as follows:

	Capital Leases	Operating Leases
2005	$2,503	$10,221
2006	1,755	7,052
2007	934	4,236
2008	528	2,139
2009	250	1,095
Thereafter	218	221

Total minimum lease payments	6,188	$24,964

Amounts representing interest	(811)

Net minimum lease payments, including current portion of $2,150	$5,377

        Rental expense was $6,797, $17,491 and $17,818 for the fiscal years ended March 31, 2002, 2003 and 2004, respectively. Amortization of capitalized leased assets is included in depreciation expense. Certain operating lease agreements contain renewal or purchase options and/or escalation clauses.

11. Other Liabilities

        Other long-term liabilities consists of the following:

	March 31
	2003	2004
Pension and profit sharing obligation	$16,802	$27,462
Restructuring reserves	20,824	16,890
Claims settlement accrual	4,500	4,500
Swap liability	5,549	4,097
Deferred income	2,514	3,450
Minority interest	2,590	2,807
Other	4,230	3,205

	$57,009	$62,411

12. Derivative Financial Instruments

        In February 2001, the Company entered into interest rate swap agreements to fix the interest rate on $60,000 of its floating-rate obligations at a rate of 5.59% per annum through February 22, 2006. In April and May 2004, the Company amended these agreements to extend the maturity to February 22, 2008, and reduce the fixed rate to 5.16% per annum beginning May 24, 2004. In accordance with SFAS No. 133, the interest rate swaps are considered perfectly effective against changes in the fair value of the underlying debt and, as a result, there is no need to periodically reassess the effectiveness during the term of the hedge. Cash flows related to the interest rate swap agreements are included in interest expense over the terms of the agreements.

        On April 1, 2001, upon adoption of SFAS No. 133, the Company recognized in accumulated other comprehensive income a cumulative effect of a change in accounting principle gain of $389 related to interest rate swap agreements. The Company recorded an unrealized (loss) income on these derivative instruments of $(1,463), $(4,305) and $1,452 for the fiscal years ended March 31, 2002, 2003 and 2004, respectively, that is included in other comprehensive loss. The estimated fair value of the Company's interest rate swap agreements was a liability of $1,463, $5,768 and $4,316 at March 31, 2002, 2003 and 2004, respectively, as estimated based on quotes from the market makers of these instruments.

        In conjunction with the February 2001 swap agreements, the Company entered into option agreements that gave the counterparties the right, exercisable on February 22, 2004, to swap a floating interest rate payment by the Company on a notional amount of $60,000 for the receipt by the Company of a fixed interest rate payment of 5.59%, for the two-year period from February 22, 2004 to February 22, 2006. The option agreements expired on February 22, 2004 and were not exercised by the counterparties. The Company had not designated the option agreements as hedge instruments, thus changes in the fair value of the agreements were recorded as adjustments to interest expense. The estimated fair value of the Company's option agreements was a liability of $45 and $0 at March 31, 2003 and 2004, respectively, as estimated based on quotes from the market makers of these instruments.

        In April 2004, the Company entered into interest rate swap agreements to fix the interest rate on an additional $60,000 of its floating-rate obligations, beginning May 5, 2004, at a rate of 2.85% per annum in Year

1, 3.15% per annum in Year 2, 3.95% per annum in Year 3 and 4.75% per annum in Year 4. These agreements expire on May 5, 2008. In accordance with SFAS No. 133, these swaps are considered perfectly effective against changes in the fair value of the underlying debt and, as a result, there is no need to periodically reassess the effectiveness during the term of the hedge. Cash flows related to the interest rate swap agreements are included in interest expense over the terms of the agreements.

13. Income Taxes

        Income tax (benefit) expense is composed of the following:

	Fiscal year ended March 31
	2002	2003	2004
Current:
Federal	$(8,753)	$(1,147)	$—
State	(197)	—	—
Foreign	159	5,123	9,597

Total current	(8,791)	3,976	9,597
Deferred:
Federal	(12,919)	2,473	(12,348)
State	(751)	120	77
Foreign	290	5,786	5,631

Total deferred	(13,380)	8,379	(6,640)

Income tax (benefit) expense	$(22,171)	$12,355	$2,957

        (Loss) earnings before income taxes consists of the following:

	Fiscal year ended March 31
	2002	2003	2004
United States	$(64,324)	$1,161	$(44,778)
Foreign	171	34,046	52,571

(Loss) earnings before income taxes	$(64,153)	$35,207	$7,793

        Income taxes paid or (refunds received) by the Company for the fiscal years ended March 31, 2002, 2003 and 2004 were $1,336, $3,830 and $(3,083), respectively.

        The following table sets forth the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities:

	March 31
	2003	2004
Deferred tax assets:
Accounts receivable	$1,786	$1,547
Inventories	3,064	3,543
Intangible assets	7,321	2,197
Plant and equipment	6,549	5,823
Net operating loss carryforwards	70,670	81,023
Accrued liabilities and restructuring expenses	24,948	21,314
Other noncurrent items	—	9,303

Gross deferred tax assets	114,338	124,750
Less valuation allowance	(66,906)	(74,109)

Total deferred tax assets	47,432	50,641
Deferred tax liabilities:
Inventories	1,478	167
Plant and equipment, principally due to differences in depreciation	27,183	30,197
Intangible assets	31,128	29,389
Other noncurrent items	11,353	1,539

Total deferred tax liabilities	71,142	61,292

Net deferred tax assets (liabilities)	$(23,710)	$(10,651)

        The Company has approximately $34,032 in United States (federal) net operating losses that begin to expire in the year beginning 2023.

        The Company has recorded a deferred tax asset of approximately $11,911 related to net operating losses in the United States. The Company expects to fully realize these United States net operating losses against reversing taxable temporary differences, implementing certain tax planning strategies, and projected future taxable income; therefore management has not recorded a valuation allowance against this amount.

        The Company has certain temporary differences in the United States related to the ESG acquisition, the tax benefit of which is limited by Section 382 of the Internal Revenue Code. The Company has recorded a full valuation allowance against these deferred tax assets as it is more likely than not that these assets will not be realized in the future.

        The net operating losses at March 31, 2004 related to its foreign subsidiaries are approximately $166,553, which expire at various times over the next 20 years. Part of these net operating losses have an unlimited life. In addition, the Company also had approximately $89,886 of net operating losses for state tax purposes that expire at various times over the next 20 years. The Company has recorded a valuation allowance for net deferred tax assets in certain foreign and state tax jurisdictions, primarily related to net operating loss carryforwards, due to the significant losses incurred in these tax jurisdictions.

        A reconciliation of income taxes at the statutory rate to the income tax provision is as follows:

	Fiscal year ended March 31
	2002	2003	2004
United States statutory income tax (benefit) expense (at 35%)	$(22,517)	$12,322	$2,728
Increase (decrease) resulting from:
State income taxes, net of federal effect	(1,730)	120	50
Nondeductible expenses	1,510	359	1,293
Effect of foreign operations	566	(446)	(1,114)

	$(22,171)	$12,355	$2,957

        At March 31, 2004, the Company has not recorded United States income or foreign withholding taxes on approximately $65,654 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the United States because the Company currently plans to keep these amounts permanently invested overseas.

14. Pension Plans

        The Company provides pension benefits to substantially all eligible salaried and hourly employees. The following table sets forth a reconciliation of the related benefit obligation, plan assets, and accrued benefit costs related to the pension benefits provided by the Company for these employees covered by defined benefit plans:

	United States Plans		International Plans
	March 31		March 31
	2003	2004	2003	2004
Change in benefit obligation
Benefit obligation at the beginning of the year	$6,557	$7,993	$9,337	$14,203
Service cost	529	392	1,970	3,365
Interest cost	435	472	806	1,104
Benefits paid	(541)	(456)	(618)	(1,087)
Plan participants' contributions	—	—	641	922
Change in assumptions	1,226	—	—	—
Change due to plan amendment	—	36	—	—
Experience (gain) loss	(213)	(98)	(296)	(155)
Foreign currency translation adjustment	—	—	2,363	1,901

Benefit obligation at the end of the period	7,993	8,339	14,203	20,253

Change in plan assets
Fair value of plan assets at the beginning of the period	5,856	4,865	—	2,375
Actual return (loss) on plan assets	(984)	1,330	(115)	315
Employer contributions	534	32	—	3,151
Plan participants' Contributions	—	—	2,498	922
Benefits paid, inclusive of plan expenses	(541)	(456)	(8)	(208)
Foreign currency translation adjustments	—	—	—	393

Fair value of plan assets at the end of the period	4,865	5,771	2,375	6,948

Funded status (deficit)	(3,128)	(2,568)	(11,828)	(13,305)
Unrecognized net loss (gain)	3,606	2,426	—	—

Prepaid (accrued) benefit cost	$478	$(142)	$(11,828)	$(13,305)

        Prepaid pension cost is included in other assets and accrued benefit liability is included in other liabilities.

        Net periodic pension cost for 2002, 2003, and 2004 includes the following components:

	United States Plans			International Plans
	March 31			March 31
	2002	2003	2004	2003	2004
Service cost	$640	$529	$392	$1,970	$3,365
Interest cost	427	435	472	806	1,104
Actual (return) loss on plan assets	(58)	984	(1,330)	115	(315)
Amortization and deferral	(409)	(1,514)	1,099	—	(4)

Net periodic benefit cost	$600	$434	$633	$2,891	$4,150

        The international plans were acquired as part of the March 22, 2002 ESG acquisition and the net periodic pension cost for the fiscal year ended March 31, 2002 related to these plans was not material to the Company's results of operations.

        Significant assumptions used in accounting for the pension benefit plans are as follows:

	United States Plans			International Plans
	March 31			March 31
	2002	2003	2004	2003	2004
Discount rate	7.0%	6.0%	6.0%	7.0%	5.8-7.0%
Expected return on plan assets	9.0%	9.0%	9.0%	9.0%	7.8-9.0%
Rate of compensation increase	N/A	N/A	N/A	3.5%	3.5-3.8%

        The United States plans do not include compensation in the formula for determining the pension benefit as it is based solely on years of service.

        The Company's investment policy emphasizes a balanced approach to investing in securities of high quality and ready marketability. Investment flexibility is encouraged so as not to exclude opportunities available through a diversified investment strategy.

        Equity investments are maintained within a target range of 50%-70% of the total portfolio at market. Investments in debt securities include issues of various maturities, and the average quality rating of bonds should be investment grade with a minimum quality rating of "B" at the time of purchase.

        The Company periodically reviews the asset allocation of its portfolio. The proportion committed to equities, debt securities and cash equivalents is a function of the values available in each category and risk considerations. The plan's overall return will be compared to and expected to meet or exceed established benchmark funds and returns over a three to five year period.

        The objectives of the Company's investment strategies are: (a) the achievement of a reasonable long-term rate of total return consistent with an emphasis on preservation of capital and purchasing power, (b) stability of annual returns through a portfolio risk level which is appropriate to conservative accounts, and (c) reflective of our willingness to forgo significantly above-average rewards in order to minimize above-average risks. These objectives may not be met each year but should be attained over a reasonable period of time.

        The Company expects to make cash contributions of approximately $1,650 to its United States pension plans in fiscal year 2005.

        As a result of the ESG business combination, the Company has assumed a defined benefit plan in Germany. This plan has no assets and a benefit obligation of $11,976 and $13,660 as of March 31, 2003 and 2004, respectively. Other salary and hourly employees are provided defined contribution plans in accordance with governmental regulatory requirements.

        The allocation of investments for the United States pension plans is as follows:

	March 31
	2003	2004
Equity securities	54.4%	67.5%
Debt securities	41.4	31.5
Cash equivalents	4.2	1.0

Total	100.0%	100.0%

        Substantially all salaried employees of the former EnerSys, prior to the acquisition of ESG, were eligible to participate in the Salaried Retirement and 401(k) Plan. Under this plan, the Company contributed annually 4% of eligible employees' salaries to a trust fund. In addition to the employer contribution, a salaried employee could make voluntary contributions to the plan of up to 75% of their salary (as of July 22, 2002). In addition to the automatic contribution, the Company was obligated to make additional contributions, to the extent of the employee's participation in the plan, of 25% of the first 4% of the employee's salary contributed by the employee. The 401(k) Plan also allows the Company to make discretionary matching contributions.

        Effective calendar 2004, the Company has gone to a "Safe Harbor Plan" and will not make the automatic 4% contribution. In addition, the 2004 plan covers substantially all salary and hourly employees of EnerSys except those covered by a union plan. Under the 2004 plan, all employees are eligible to receive a match on their contributions as follows: company matches 100% of the first 4% contributed and 50% of the next 2% contributed for a total match of up to 5% by the Company. Employer expenses for the 401(k) plan for the fiscal years ended March 31, 2002, 2003 and 2004 were $231, $302 and $640, respectively.

15. Preferred Stock

        In connection with the acquisition of ESG, the Company issued 665,883 shares of Series A Convertible Preferred Stock (Preferred Stock), which were, at the date of issuance, convertible into an equal number of shares of Class A Common Stock. The Preferred Stock is convertible after that date, at the option of the holder, at an amount of shares equal to the amount at issuance plus a cumulative amount from the date of issuance to the date of conversion at a rate of 7.5% per annum, compounded quarterly. The fair value of additional shares issuable upon conversion of the Preferred Stock has been reflected as a Preferred Stock dividend. At March 31, 2004, the Preferred Stock was convertible into 22,018,294 shares of common stock and that number was reserved for conversion.

        Holders of the Preferred Stock have voting rights equivalent to the amount of common shares they would hold as if they had converted into common stock.

        In the event of a dividend or distribution to holders of common stock, the holders of Preferred Stock will receive a proportionate share based upon the amount of shares of common stock they would hold as if the holders had converted to common stock. No dividends or distributions may be made to holders of common stock unless all dividends to which holders of Preferred Stock are entitled have been paid in full.

        Automatic conversion of the Preferred Stock, at the same rate as if the conversion were at the holder's option, will take place immediately prior to a public offering of the common stock of the Company if the net proceeds to the Company are anticipated to be at least $75,000.

        Upon the dissolution or liquidation of the Company, the holders of the Preferred Stock are entitled to an amount per share at least equal to the original amount at issuance plus the cumulative amount accrued from the date of issuance at a rate of 7.5% per annum, compounded quarterly ($327,677 at March 31, 2004).

16. Stock Plans

Stock Incentive Plans

        The Company maintains a management equity plan that reserves 7,113,611 shares of Class A Common Stock for the grant of restricted shares, and various classes of nonqualified stock options. Options have been granted to employees under various plans at prices not less than the fair market value of the shares on the dates the options were granted. Generally, options vest over a four year period and become exercisable in annual installments over the vesting period. Options generally expire in 10 years.

        Pro forma information regarding net income required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of the options granted was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2002	2003	2004
Risk-free interest rate	5%	5%	3%
Dividend yield	0%	0%	0%
Expected life	7 years	7 years	7 years

        As permitted under the provisions of SFAS No. 123 and based on the historical lack of a public market for the Company's options, no factor for volatility has been reflected in the option-pricing calculation.

        The following table summarizes the Company's stock option activity in the years indicated:

	2002		2003		2004
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	2,715,993	$19.92	5,715,162	$19.47	5,680,164	$19.52
March 2004 adjustment to outstanding	—	N/A	—	N/A	854,865	N/A
Granted	3,037,872	19.00	23,313	14.91	541,829	19.74
Exercised	—	—	—	—	—	—
Forfeited	(38,703)	14.91	(58,311)	14.91	(93,257)	14.91

Outstanding at end of year	5,715,162	19.47	5,680,164	19.52	6,983,601	14.13

Exercisable at end of year	603,402	20.09	5,680,164	17.94	4,011,273	14.26

Reserved for future grant at year-end	27,018		310,678		130,010

        Options were granted with an exercise price that equals or was in excess of the estimated fair market value of a share of EnerSys common stock on the date of grant. The estimated fair market value of EnerSys common stock was determined to be $6.90, $8.58, 12.42 and $14.67, respectively, for the four quarter issuances in fiscal 2004.

        The fair value of the common stock was estimated contemporaneously with the grants. Determining the fair value of the Company's stock requires making complex and subjective judgments. The Company's approach to valuation is based upon a range of factors, including comparable company earning multiples, the illiquidity of the stock in a private company, and the Company's performance and operating results at the time of the grant, among other items. There is inherent uncertainty in making these estimates.

        As of March 31, 2004 there are also 10,609 of preferred stock options outstanding, which are convertible into 350,797 shares of common stock. The approximate weighted average exercise price is $4.42 per share. These options are fully vested and expire on October 30, 2008. These options are accounted for as variable under FIN 44.

        The Board of Directors approved certain adjustments to the outstanding options as well as the number of options avilable for grant under the stock incentive plans in response to the recapitalization transaction on March 17, 2004 (see Note 2). The adjustments included increasing the number of shares under option from 6,128,612 to 6,983,469, lowering the exercise prices of $14.98 to $10.82 and lowering the range of options with an exercise price of from $22.37–$28.07 to $16.24–$20.39. These adjustments consequently increased the aggregate number of shares or options to purchase shares that are authorized for issuance under the stock incentive plans from 6,258,686 to 7,113,611. All vesting and term provisions of each award remained unchanged. No compensation expense was recognized in connection with these adjustments since (i) the adjustments were executed in response to an equity restructuring and (ii) the modifications to the awards did not increase the aggregate intrinsic value of each award and did not reduce the per share ratio of the exercise price to the market value.

        The following table summarizes information regarding stock options outstanding and exercisable at March 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$10.82	3,996,781	7.72	10.82	2,243,063	10.82
$16.24	1,965,328	7.54	16.24	1,190,701	16.24
$19.11–$20.39	76,234	9.85	20.06	—	—
$21.91	777,365	7.73	21.91	451,592	21.91
$29.36	167,893	6.61	29.36	125,917	29.36

	6,983,601	7.67	14.13	4,011,273	14.13

17. Earnings Per Share

        The following table sets forth the reconciliation from basic to diluted average common shares and the calculations of net earnings per common share (dollars in thousands, except per share data).

	March 31
	2002	2003	2004
Net (loss) earnings	$(41,982)	$22,852	$4,836
Series A convertible preferred stock dividends	(13)	(24,057)	(24,689)

Net (loss) earnings available to common stockholders	$(41,995)	$(1,205)	$(19,853)

Average common shares:
Basic (weighted-average outstanding shares)	11,014,421	11,014,421	11,014,421
Dilutive potential common shares from common and preferred stock options	—	141,845	—

Diluted (weighted-average outstanding shares)	11,014,421	11,156,267	11,014,421

Basic (loss) earnings per common share	$(3.81)	$(0.11)	$(1.80)

Diluted (loss) earnings per common share	$(3.81)	$(0.11)	$(1.80)

Antidilutive options and convertible preferred stock not included in the dilutive (loss) earnings per common share calculation	25,030,268	26,461,851	29,344,854

18. Commitments and Contingencies

        The Company is involved in litigation incidental to the conduct of its business, the results of which, in the opinion of management, are not likely to be material to the Company's financial condition, results of operations, or cash flows.

        As a result of its operations, the Company is subject to various federal, state, local, and foreign environmental laws and regulations and is exposed to the costs and risks of handling, processing, storing, transporting, and disposing of hazardous substances, especially lead and acid. The Company's operations are also subject to federal, state, local, and foreign occupational safety and health regulations, including laws and regulations relating to exposure to lead in the workplace.

        The Company is involved in ongoing environmental issues at certain of its United States and foreign facilities. The Company currently has identified three potential environmental issues at our Manchester, United Kingdom battery facility and has established reserves of approximately $5,300 in accrued restructuring at March 31, 2004. The Company believes it is indemnified in whole or in part for some of these environmental matters. Based on information available at this time, management believes that its reserves are sufficient to satisfy its environmental liabilities.

        In order to ensure a steady supply of lead and to hedge against large increases in cost, the Company has entered into contracts with suppliers for the purchase of lead. Each such contract is for a period not extending beyond one year. Under these contracts, the Company was committed at March 31, 2003 to purchase approximately 63 million pounds of lead for a total purchase price of $16,000. At March 31, 2004, the Company was committed to purchase approximately 39 million pounds of lead for a total purchase price of $11,900.

19. Concentration of Credit Risk

        Financial instruments that subject the Company to potential concentration of credit risk consist principally of trade accounts receivable and temporary cash investments. The Company places its temporary cash investments with various financial institutions and, generally, limits the amount of credit exposure to any one financial institution. Concentration of credit risk with respect to trade receivables is limited by a large, diversified customer base and its geographic dispersion. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit, in certain circumstances.

20. Quarterly Financial Data (Unaudited)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Fiscal Year
Fiscal year ended March 31, 2003
Net sales	$208,400	$207,632	$212,878	$230,733	$859,643
Gross profit	45,555	50,040	52,662	57,388	205,645
Operating earnings	9,310	12,940	15,445	17,281	54,976
Net earnings	2,982	5,176	6,574	8,120	22,852
Series A convertible preferred stock dividends	(5,306)	(5,406)	(6,161)	(7,184)	(24,057)
Net earnings (loss) available to common stockholders	(2,324)	(230)	413	936	(1,205)
Net earnings per common share—basic	$(0.21)	$(0.02)	$0.04	$0.08	$(0.11)
Net earnings per common share—diluted	$(0.21)	$(0.02)	$0.04	$0.08	$(0.11)
Fiscal year ended March 31, 2004
Net sales	$218,265	$222,139	$253,296	$275,379	$969,079
Gross profit	52,556	57,276	64,036	72,386	246,254
Operating earnings	12,489	17,419	11,953	12,783	54,644
Net earnings (loss)	5,800	8,672	(10,399)	763	4,836
Series A convertible preferred stock dividends	(5,643)	(5,731)	(5,844)	(7,471)	(24,689)
Net earnings (loss) available to common stockholders	157	2,941	(16,243)	(6,708)	(19,853)
Net earnings (loss) per common share—basic	$0.01	$0.27	$(1.47)	$(0.61)	$(1.80)
Net earnings (loss) per common share—diluted	$0.01	$0.26	$(1.47)	$(0.61)	$(1.80)

        During the third quarter of fiscal year 2004 the Company recorded special charges of $33,500 related to the settlement agreement with Invensys, costs associated with abandoned acquisitions and provisions for restructuring. During the fourth quarter of fiscal 2004 the Company recorded special charges of $18,621 related to the recapitalization transaction (see Note 23).

21. Operations by Industry Segment and Geographic Area

        The Company has the following two reportable business segments:

        The Reserve Power segment manufactures batteries used to provide backup power for the continuous operation of critical systems during power disruptions. They include telecommunications and computer systems, such as process control and database systems.

        The Motive Power segment manufactures batteries used to power mobile manufacturing, warehousing and other ground handling equipment, primarily industrial forklifts.

	Reserve Power	Motive Power	Other	Consolidated
Fiscal year ended March 31, 2002
Net sales	$162,567	$176,773	$—	$339,340
Operating earnings (loss)	$7,676	$11,657	$(68,448)	$(49,115)
Fiscal year ended March 31, 2003
Net sales	$426,900	$432,743	$—	$859,643
Operating earnings	$31,146	$23,830	$—	$54,976
Fiscal year ended March 31, 2004
Net sales	$480,006	$489,073	$—	$969,079
Operating earnings (loss)	$38,723	$37,068	$(21,147)	$54,644

        Other represents restructuring expense and other special charges (see Note 23).

        Many of the Company's facilities manufacture products for both of the Company's segments. Therefore, it is not practicable to disclose asset information on a segment basis.

        Summarized financial information related to geographic areas in which the Company operated at March 31, 2002, 2003 and 2004 and for each of the years then ended is show below.

	2002	2003	2004
Net sales
Europe	$8,843	$434,493	$511,026
Americas	330,158	392,003	408,836
Asia	339	33,147	49,217

Total	$339,340	$859,643	$969,079

Operating (loss) earnings
Europe	$91	$26,709	$37,045
Americas	19,175	24,720	34,413
Asia	67	5,712	4,333
Eliminations, special charges and other	(68,448)	(2,164)	(21,147)

Total	$(49,115)	$54,977	$54,644

Fixed assets
Europe	$91,128	$141,555	$156,470
Americas	173,610	126,075	120,474
Asia	8,954	8,029	7,906

Total	$273,692	$275,659	$284,850

22. Warranty

        The Company provides for estimated product warranty expenses when the related products are sold and are primarily included within accrued expenses. Because warranty estimates are forecasts that are based on the best available information, primarily historical claims experience, claims costs may differ from amounts provided. An analysis of changes in the liability for product warranties is as follows:

Balance at April 1, 2002	$18,317
Current year provisions	14,049
Costs incurred	(8,168)

Balance at April 1, 2003	24,198
Current year provisions	16,176
Costs incurred	(17,125)

Balance at March 31, 2004	$23,249

23. Special Charges

        The following is a summary of special charges:

	March 31
	2002	2003	2004
Uncompleted acquisition attempts	$—	$—	$6,800
Restructuring	63,345	—	2,295
Bonus and related payroll costs associated with recapitalization	—	—	12,052

Special charges—operating	63,345	—	21,147

Invensys settlement agreement	—	—	24,405
Write-off of deferred financing costs	—	—	6,569

Special charges—nonoperating	—	—	30,974

Total special charges	$63,345	$—	$52,121

        Special charges-operating for the fiscal year ended March 31, 2004 of $21,147 includes charges for uncompleted acquisitions (primarily legal and professional fees), plant closing costs related to the final settlement of labor matters relating to a North American plant closed in fiscal 2002 and a special bonus paid, including related payroll costs, in connection with the March 17, 2004 recapitalization transaction (see Note 2).

        Special charges-nonoperating for the fiscal year ended March 31, 2004 were $30,974, including $24,405 associated with the Settlement Agreement (see Note 9) that among other items, repaid seller notes and canceled stock warrants, all of which were attributable to the ESG acquisition; and deferred financing costs written off related to debt refinanced in the March 2004 recapitalization.

        Special charges from operations for the fiscal year ended March 31, 2002 include $63,345 of expenses associated with the Company's decision to close and downsize certain existing manufacturing locations in North and South America, reduce product offerings, reduce sales and distribution facilities, and implement other consolidation initiatives during the fiscal year ended March 31, 2002. The Company has closed a facility in North America, two facilities in South America, reduced operations in a European sales and distribution location, and provided appropriate reserves for anticipated costs associated with staffing reductions and early termination of contractual agreements. The Company had identified 366 employees to be terminated of which no amounts had been paid as of March 31, 2002. The Company recorded a charge in the fiscal year ended March 31, 2002 statement of operations of $63,345, of which $22,272 primarily related to asset writedown to estimated fair value for the North American facility, $14,507 of asset writedown to estimated fair value for the South American facilities, $6,087 related to cumulative translation losses, $20,479 primarily related to legal costs, including a union settlement, and exit costs of closed facilities until disposition, including severance costs. The facilities closed included a major North American plant and two small plants in South America, both of which primarily produced reserve power products. These plants were closed principally because a significant amount of excess manufacturing capacity existed. Fair market value for all closed facilities, which is the responsibility of the Company, was determined by considering a number of factors, including location, age and potential use of the plants. Significant write-downs for these facilities resulted largely because of the special purpose nature of the respective facilities and associated equipment and the industry wide economic downturn, which caused extensive industrial battery plant closures and idle capacity on a global basis. The two facilities in South America were leased, while the North American facility is owned. During the fiscal year ended March 31, 2003, the Company paid $8,757 primarily related to exit costs, including severance costs. As of March 31, 2003, all identified employees had been terminated and $11,722 of restructuring reserves remained, which primarily represented legal and exit costs, including severance costs, to close the South American facilities and the North America facility. During the fiscal year ended March 31, 2004, the Company paid $2,315 of legal costs, severance costs and other exit costs.

        The Company recorded a provision of $6,386 primarily for legal costs, including a union settlement, associated with the closing of the North American facility and a reversal of $3,730 for unused reserves related to the reduction of product offerings, resulting in a net provision of $2,656 during the fiscal year ended March 31, 2004. The Company plans to sell the one remaining North American location and has estimated the sales value, net of costs to sell, at $1,000. As of March 31, 2004 this facility has not been sold and is included within other assets. This facility has been actively listed for sale since fiscal 2002, but remains unsold primarily due to its special purpose nature, size and location. As of March 31, 2004, the cumulative cash expenditures incurred to date were $11,072. As of March 31, 2004, $12,063 of restructuring reserves remained, which represented legal costs, including a union settlement of $7,750, and exit costs, including severance of $4,313. A rollforward of this restructuring reserve is as follows:

Balance at March 31, 2002	$20,479
Costs incurred	(8,757)

Balance at March 31, 2003	11,722
Current year provisions, net	2,656
Costs incurred	(2,315)

Balance at March 31, 2004	$12,063

        Of this balance of $12,063, approximately $10,000 is anticipated to be incurred during fiscal 2005 and the remaining $2,063 is anticipated to be incurred through fiscal 2007.

24. Other (Income) Expense

	March 31
	2002	2003	2004
Foreign exchange translation loss (gain)	$2,002	$(1,174)	$(3,965)
Loss on sale of fixed assets	—	22	831
Other (income) expense	(222)	809	(1,549)
Minority interest	(36)	(399)	217

Total	$1,744	$(742)	$(4,466)

25. Initial Public Offering

        In May 2004, the Board of Directors authorized the Company to file a registration statement with the Securities and Exchange Commission covering the proposed sale by the Company of its common stock to the public.

        On July 9, 2004, a twenty-eight and one-half-for-one stock split of the Company's common stock occurred. All references in the consolidated financial statements to common shares, common stock options, common share prices and per share common share amounts have been adjusted retroactively for all periods presented to reflect this stock split. The Company's actual preferred shares, which will automatically convert to common shares immediately prior to the public offering, preferred share prices and per preferred share amounts have not been adjusted for this stock split. However, as a result of the stock split, conversion ratios of all preferred stock have been adjusted retroactively.

 Report of Independent Registered Public Accounting Firm

The Board of Directors
Energy Storage Group

        We have audited the accompanying combined statements of operations, invested capital and cash flows of Energy Storage Group for the period from April 1, 2001 to March 22, 2002. These financial statements are the responsibility of Energy Storage Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the combined results of operations of Energy Storage Group and its combined cash flows for the period from April 1, 2001 to March 22, 2002, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Bristol, England May 10, 2004

Energy Storage Group
Combined Statement of Operations
(In millions)

Period from April 1, 2001 to March 22, 2002
Net sales:
To third parties	$535.5
To affiliates	25.2

Total sales	560.7
Cost of sales	385.4

Gross profit	175.3
Selling, general and administrative expenses	126.1
Restructuring and other similar costs	25.3
Writedown of assets to net realizable value	263.4
Amortization of intangible assets	11.5

Operating loss	(251.0)
Nonoperating expense:
Interest expense:
Third parties	(1.1)
Affiliates	(5.2)

Loss before income taxes and minority interest	(257.3)
Provision for income taxes	5.4

Loss before minority interest	(262.7)
Minority interest	(0.3)

Net loss	$(263.0)

See accompanying notes.

Energy Storage Group
Combined Statement of Invested Capital
(In millions)

Invested Capital
Balance at April 1, 2001	$736.9
Comprehensive loss:
Net loss	(263.0)
Foreign currency translation adjustments	(1.0)

Total comprehensive loss	(264.0)
Other activity with affiliates	(109.9)

Balance at March 22, 2002	$363.0

See accompanying notes.

Energy Storage Group
Combined Statement of Cash Flows
(In millions)

Period from April 1, 2001 to March 22, 2002
Operating activities
Net loss	$(263.0)
Adjustments to reconcile decrease in net assets:
Writedown of assets to net realizable value	263.4
Depreciation	28.4
Amortization of intangible assets	11.5
Allowance for doubtful accounts	0.5
Deferred income taxes	(17.4)
Non cash restructuring charges	8.6
Changes in operating assets and liabilities (net of effects from acquisitions):
Accounts receivable	14.5
Inventories	6.5
Accounts payable and other current liabilities	(48.0)
Other current assets	(10.7)
Other long-term assets	6.7
Other long-term liabilities	(1.1)
Pensions	0.4

Net cash provided by operating activities	0.3
Investing activities
Expenditures for property, plant and equipment	(24.7)
Proceeds from disposition of property, plant and equipment	0.6

Net cash used in investing activities	(24.1)
Financing activities
Decrease in short-term borrowings	(7.6)
Decrease in long-term borrowings	(3.7)
Decrease in capitalized lease obligations	(0.8)
Other activity with affiliates	(53.6)
Other, net	4.0

Net cash used in financing activities	(61.7)
Effect of exchange rate changes	0.4

Decrease in cash and cash equivalents	(85.1)
Cash and cash equivalents at beginning of period	93.0

Cash and cash equivalents at end of period	$7.9

Supplemental disclosure of cash flow information
Income taxes paid	$22.7

Interest paid, net	$6.1

See accompanying notes.

Energy Storage Group

Notes to Combined Financial Statements

1.    Description of Business and Summary of Significant Accounting Policies

Basis of Preparation and Description of Business

        Energy Storage Group ("ESG"), which comprises the entities listed in Note 2 to the combined financial statements, manufactures, markets, services and installs fully integrated direct current ("DC") power systems for the telecommunications, uninterruptible power systems, electric material handling equipment, military and aerospace markets. ESG operates worldwide with facilities located primarily in Europe, North America and Asia.

        At March 22, 2002, the entities comprising ESG were 100% owned by Invensys plc, except where indicated.

        Following an agreement with Invensys plc to sell ESG on March 22, 2002, the related property, plant and equipment and intangible assets were written down by $263.4 million to their net realizable value.

        All inter-company accounts and transactions, including profits as a result of those transactions, within ESG are eliminated on combination.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

        Highly liquid investments with original maturity dates of three months or less are classified as cash equivalents. Cash equivalents are stated at cost, which approximates fair value.

Third-Party Receivables

        ESG factored certain third-party trade receivables to unrelated financial institutions on a nonrecourse basis pursuant to certain agreements. ESG accounted for the transfer of receivables pursuant to these agreements as a sale of financial assets. The agreements, which were negotiated and administered by Invensys plc or its affiliates, required ESG to collect funds with respect to the factored receivables and remit the funds to the financial institutions.

        ESG also factored certain third-party trade receivables to unrelated financial institutions which did not qualify as sales of financial assets.

        For the period ended March 22, 2002, costs incurred relating to factoring agreements amounted to $0.3 million.

        ESG provided an allowance for doubtful accounts equal to estimated collection losses that will be incurred in the collection of receivables. Estimated losses are based on historical collection experience, as well as a review by management of the current status of all receivables.

Inventories

        Inventories are stated at the lower of cost or market using the first-in, first-out ("FIFO") method. Cost is determined based on standard cost with appropriate adjustments to approximate FIFO cost. Market is determined on the basis of estimated realizable values.

Property, Plant and Equipment

        Property, plant, and equipment is stated at cost, net of accumulated depreciation. Depreciation of property, plant, and equipment is provided using the straight-line method over the estimated useful life of the asset, as follows:

Land	None
Buildings and improvements	40 to 50 years
Machinery and equipment	3 to 14 years
Computer equipment and software	4 to 10 years

        Improvements and replacements are capitalized to the extent that they increase the useful economic life or increase the expected economic benefit of the underlying asset. Repairs and maintenance expenditures are charged to expense as incurred.

Intangible Assets

        Intangible assets consist of goodwill, trademarks and patents. Goodwill represents the excess of the purchase price paid by Invensys plc for ESG businesses over the fair value of the net assets acquired, less provision for impairment. Patents and trademarks are stated at fair value on the date of acquisition of ESG by Invensys plc.

Impairment of Long-Lived Assets

        Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying amount of a long-lived asset may not be recoverable and for all assets to be disposed of. Long-lived assets held for use are reviewed for impairment by comparing the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset over its remaining useful life. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value, and is charged to results of operations at that time. Assets to be disposed of are reported at the lower of the carrying amounts or fair value less cost to sell. Management determines fair value using discounted future cash flow analysis or other accepted valuation techniques.

        For the period from April 1, 2001 to March 22, 2002, ESG identified certain assets that were considered impaired following changes in business activity. Impairment charges for the period ended March 22, 2002 were $8.5 million, as discussed in Note 3.

Income Taxes

        The ESG entities domiciled in the United States are deemed to be included in a consolidated federal income tax return in the United States. Non-U.S. entities are deemed to be included in consolidated returns in countries where such filings are permitted. ESG's tax provisions and related liabilities are reflected in the combined financial statements as if they were on a separate-return basis.

Deferred Taxes

        ESG recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement basis and the tax basis of ESG's assets and liabilities using enacted statutory tax rates applicable to future periods when the temporary differences are expected to reverse.

Foreign Currency Translation

        Assets and liabilities of subsidiaries operating outside of the United States with a functional currency other than the U.S. dollar are translated into U.S. dollars using exchange rates at the end of the respective period. Revenues and expenses are translated at average exchange rates effective during the respective period.

        Foreign currency translation adjustments are included in accumulated other comprehensive loss as a separate component of invested capital. Currency transaction gains (losses) are included in the results of operations in the period incurred and were not material for the period from April 1, 2001 to March 22, 2002.

Revenue Recognition

        Sales and related cost of sales are recorded upon transfer of the title of the product, which generally occurs upon shipment to the customer. ESG has certain sales rebate programs with some customers which periodically require rebate payments. ESG estimates amounts due under these sales rebate programs at the time of shipment. Net sales relating to any particular shipment are based upon the amount invoiced for the shipped goods less estimated future rebate payments and sales returns. These estimates are based upon ESG's historical experience. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

Advertising Costs

        Advertising costs are charged to selling, general, and administrative expenses as incurred and amounted to $3.0 million for the period from April 1, 2001 to March 22, 2002.

Research and Development Costs

        Research and development costs are charged to selling, general, and administrative expenses as incurred and amounted to $6.7 million for the period from April 1, 2001 to March 22, 2002.

Concentration of Credit Risk

        ESG had no concentration of credit risk at March 22, 2002.

Shipping and Handling Costs

        Costs associated with shipping and handling activities are classified within cost of sales in the combined statements of operations. Shipping and handling costs were $8.5 million in the period from April 1, 2001 to March 22, 2002.

Derivative Financial Instruments

        Effective April 1, 2001, ESG adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"). FAS 133 requires ESG to record all derivatives on the balance sheet at fair value regardless of the purpose or intent for holding them. Derivatives that are not hedges are adjusted to fair value through earnings. For derivatives that are hedges, depending on the nature of the hedge, changes in fair value are either offset by changes in the fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. The adoption of FAS 133 had no impact on ESG's net earnings or financial position.

2.    Entities Included Within Combined Financial Statements

        The financial statements of the following entities, all of which are 100% owned unless stated, are reflected in the combined financial statements:

AFA Industriebatterie GmbH	Hawker SA (Formerly Oldham France SA)
Alupower-Chloride Limited	Hawker SpA
BTR Industrial Holdings Limited	Hawker s.r.o.
Chloride Batteries Industrielles SA	Hawker OY
Carlton Plant Limited	Hawker Vertriebs GmbH
Chloride Industrial Batteries Limited	Huada (Jiangsu) Power Supply Co. Ltd (84%)
Crompton Batteries Limited	Huada Mechanical and Electrical Co Ltd (80%)
Haddon Oldham Limited	Huada Shenzen Power Supply Systems Co Ltd
Hawker AS (Denmark)	Irving, Firth & Co Ltd
Hawker AB (Sweden)	KW Battery Company
Hawker Batteri A/S (Norway)	New Pacifico Realty Inc.
Hawker Batterien GmbH	Oldham Batterien GmbH
Hawker Batteries Limited	Oldham Batteries Canada (25%)
Hawker Belgium SA	Oldham Batteries Limited
Hawker BV	Oldham Crompton Batteries Limited
Hawker Energy Limited (Hong Kong)	Oldham International Limited
Hawker Energy Products Inc	Oldham Italia SRL
Hawker Energy Products Limited	Power Sonic SA de CV
Hawker FA SA (Poland) (99.96%)	Powersafe Standby Batteries Inc
Hawker GmbH	Usimetal (37.75%)
Hawker Limited	VHB Industrial Batteries Limited
Hawker Oldham SA (Spain)	VHB Industrial Batteries Ltd (Canada)
Hawker Power Systems Inc	VHB Industrie Batterien GmbH (Austria)
Hawker Powersource Inc.	VHB Ipari Akkumulatorok KFT (Hungary)

3.    Restructuring and Other Similar Costs

        Following the merger in February 1999 between BTR plc and Siebe plc to create Invensys plc, ESG commenced a series of restructuring programs consistent with the objectives of the Invensys merger and integration program, namely, improving returns in core businesses by consolidating excess manufacturing capacity, rationalizing certain product lines, outsourcing of non-core production activity and streamlining of sales and administrative overhead. These programs extended through the period presented in these combined financial statements.

        Restructuring and other similar costs consist of the following (in millions):

Period from April 1, 2001 to March 22, 2002
Severance and other related costs:
Related to headcount reduction initiatives	$7.6
Related to plant closures and consolidations	7.3

14.9

Asset impairments
Related to plant closures and consolidations	8.5

Other
Excess scrap and production inefficiencies	1.3
Abandoned lease commitments	0.6

1.9

Restructuring and other similar costs charged to operations	$25.3

Severance and Other Related Costs

        As a result of the restructuring programs mentioned above, 414 employees were terminated in the period ended March 22, 2002, with the main headcount reductions occurring in Europe.

Asset Impairments

        In connection with the closure and consolidation of certain manufacturing and administrative functions, ESG identified certain assets that were impaired. The net book value of these assets less any proceeds from disposition has been charged to "Restructuring and other similar costs" and totaled $8.5 million for the period ended March 22, 2002.

Other

        For the period ended March 22, 2002, ESG also incurred $1.9 million of "Other" restructuring costs which consisted of excess scrap and production inefficiencies ($1.3 million) and the present value of remaining lease payments relating to an abandoned leased property ($0.6 million).

4.    Operating Leases

        Rent expense for operating leases was $1.3 million for the period ended March 22, 2002.

5.    Retirement Benefits

        Invensys plc sponsored defined-benefit pension plans which covered most of ESG's employees in the United States, Germany and the United Kingdom and provided for monthly pension payments to eligible employees upon retirement. ESG's eligible employees were covered by Invensys plc's various pension plans, which were different for the U.S., German and U.K. employees.

        Pension benefits for salaried employees generally were based on periods of credited service and average earnings. Pension benefits for hourly employees generally were based on specified benefit amounts and periods of service. ESG's policy was to fund its pension obligations in conformity with the funding requirements of laws and governmental regulations applicable in the respective country.

        Pension costs of $4.3 million for the period ended March 22, 2002 with respect to eligible employees in the United States, Germany and the United Kingdom have been reflected in the income statement of ESG. As these amounts have been allocated based on service cost, they may not be representative of ongoing costs.

        The components of net periodic benefit cost for participants in ESG's pension plans reflected in the statement of operations of ESG are as follows (in millions):

Period from April 1, 2001 to March 22, 2002
Service cost	$5.7
Interest cost	6.2
Expected return on plan assets	(7.6)

Net periodic benefit cost	$4.3

        ESG used an actuarial measurement date of March 22, 2002 to measure its benefit obligations. Significant assumptions used in determining these benefit obligations and net periodic benefit cost for participants are summarized as follows (in weighted averages):

Period from April 1, 2001 to March 22, 2002
Discount rate	6.0%
Compensation increase rate	4.2%
Rate of increase to pensions in payment	3.2%

        The discount rate and compensation increase rate assumptions were determined as of the measurement date.

Defined-Contribution Savings Plans

        ESG sponsored certain defined-contribution savings plans for eligible employees. Expense related to these plans was $0.3 million for the period ended March 22, 2002.

6.    Income Taxes

Period from April 1, 2001 to March 22, 2002
Current:
United States	$11.0
Non-United States	3.8
State and local	0.9

Total current	15.7
Deferred:
United States	(9.1)
Non-United States	(0.5)
State and local	(0.7)

Total deferred	(10.3)

Income tax provision	$5.4

        The provision for income taxes was calculated based upon the following components of loss before income taxes (in millions):

Period from April 1, 2001 to March 22, 2002
United States	$5.0
Non-United States	(262.3)

Loss before income taxes	$(257.3)

        The relationship of non-U.S. income tax expense to non-U.S. income before taxes is attributed to operating losses being incurred in Germany and Mexico on which income tax carryforward benefits have been fully reserved.

        These combined financial statements have been prepared on the basis that ESG files a consolidated U.S. federal income tax return composed of its U.S. domiciled entities.

        ESG's U.S. entities have historically been included in a larger U.S. consolidated return that has reflected a net operating loss ("U.S. NOL") for the period covered by these statements. As certain of the ESG entities included in the consolidated return had separate company U.S. NOLs for this period, a purchaser of ESG may be allocated a portion of the consolidated U.S. NOLs at the time of sale.

        These statements have been prepared on the basis that ESG's non-U.S. entities file consolidated returns in taxing jurisdictions where permitted. For the period ended March 22, 2002, this results in non-U.S. net operating losses (Non-U.S. NOLs) in Germany and the United Kingdom. A deferred tax asset has been established for the value of these losses. However, as the ability to utilize these losses is uncertain, a valuation allowance has been established to fully offset the deferred tax asset. These losses have no expiration date.

        The provision for income taxes differs from the U.S. federal tax due to the following items:

Period from April 1, 2001 to March 22, 2002
U.S. federal tax rate (35.0%)	$(90.1)
State and local income taxes, net of federal benefit	0.2
Lower taxes in respect of foreign locations	(2.0)
Non-U.S. net operating losses for which the benefit was not provided	4.0
Nondeductible asset writedown to net realizable value	92.2
Other	1.1

Effective income tax rate (-2.1%)	$5.4

        No provision has been made for U.S. or foreign income taxes related to undistributed earnings of Non-U.S.entities at March 22, 2002, which are considered to be permanently reinvested. It is not considered practical to determine the income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

        Payments for U.S. federal income tax made by ESG to non-ESG affiliates of Invensys plc have historically been reflected as intercompany payments. These payments have been reflected herein as to an external party in order to reflect ESG's satisfaction of these income tax liabilities.

        Cash paid for income taxes to governmental tax authorities and non-ESG affiliates of Invensys plc in the period ended March 22, 2002 was $22.7 million.

7.    Related Party Transactions

Management Charges

        Included within selling, general, and administrative expenses are charges for administrative expenses incurred by Invensys plc on behalf of ESG. These charges are primarily for accounting, legal, and treasury services. These charges totaled $1.7 million for the period ended March 22, 2002.

        The financial information included herein may not reflect the combined financial position, operating results, and cash flows of ESG in the future or what they would have been had ESG been a separate, independent entity during the periods presented.

Trading Activity

        ESG sells to non-ESG affiliates of Invensys plc various products in the normal course of business. Pricing is generally negotiated based on standard pricing schedules.

Funding Activity

        ESG participated in Invensys plc's treasury function whereby funds were loaned to and borrowed from other Invensys plc affiliates in the normal course of business.

        Interest expense and income has been calculated on all intercompany funding payables and receivables based on prevailing market interest rates.

Schedule II

EnerSys

Valuation and Qualifying Accounts

(In Thousands)

	Balance at Beginning of Period	Additions Charged to Expense	Charge-Offs	Other(1)	Balance at End of Period
Allowance for doubtful accounts:
Fiscal year ended March 31, 2002	$2,705	$1,804	$(1,236)	$2,281	$5,554
Fiscal year ended March 31, 2003	$5,554	$1,860	$(2,675)	$3,753	$8,492
Fiscal year ended March 31, 2004	$8,492	$849	$(1,825)	$(794)	$6,722
Allowance for inventory valuation:
Fiscal year ended March 31, 2002	$3,865	$6,158	$(2,307)	$4,680	$12,396
Fiscal year ended March 31, 2003	$12,396	$2,992	$(7,114)	$(319)	$7,955
Fiscal year ended March 31, 2004	$7,955	$5,148	$(4,542)	$2,334	$10,895
Allowance for deferred income tax assets:
Fiscal year ended March 31, 2002	$2,196	$3,053	$—	$44,533	$49,782
Fiscal year ended March 31, 2003	$49,782	$1,744	$—	$15,380	$66,906
Fiscal year ended March 31, 2004	$66,906	$4,415	$—	$2,788	$74,109

(1)
Primarily the impact of currency changes as well as acquisitions of certain businesses.

S-1

HUP
The General

General Battery
Motive power applications

COBRA
COBRA

General Battery Chargers
Motive power applications

PowerGuard
S-C-R
PowerGuard
HD
PowerTech
HAWKER

Hawker Batteries & Chargers
Motive power applications

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The estimated expenses in connection with the offering (all of which will be borne by EnerSys), are as follows:

Expenses	Amount
(in thousands)
Securities and Exchange Commission registration fee	$29
NASD filing fee	24
NYSE listing fees	200
Printing expenses	400
Accounting fees and expenses	1,650
Legal fees and expenses	2,500
Miscellaneous	197

Total	$5,000

Item 14. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law (DGCL) generally provides that all directors and officers (as well as other employees and individuals) may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with certain specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation—a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification extends only to expenses (including attorneys' fees) actually and reasonably incurred in connection with defense or settlement of an action and the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Section 145 of the DGCL also provides that the rights conferred thereby are not exclusive of any other right which any person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and permits a corporation to advance expenses to or on behalf of a person to be indemnified upon receipt of an undertaking to repay the amounts advanced if it is determined that the person is not entitled to be indemnified.

        We have included in our certificate of incorporation and bylaws provisions to (a) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty (provided that such provision does not eliminate liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law or for any transaction from which the director derived an improper personal benefit) and (b) indemnify our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

        Acting pursuant to the provisions of our certificate of incorporation and bylaws and the provisions of Section 145 of the Delaware General Corporation Law, we have entered into agreements with each of our officers and directors to indemnify them to the fullest extent permitted by such provisions and such law. We are also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

Item 15. Recent Sales of Unregistered Securities.

        The following is a summary of our sales of our securities during the past three years that were not registered under the Securities Act of 1933, as amended:

        In March 2002, we entered into an agreement with the Morgan Stanley Funds to sell, in a private placement, an aggregate of 18,977,666 shares of our Series A Convertible Preferred Stock. The total aggregate offering price for this sale was $283,000,275.

        Also in March 2002, we issued a warrant to purchase up to 11,663,568 shares of our Class A Common Stock, at an exercise price of $29.82 per share, as adjusted from time to time. The warrant was issued to a subsidiary of Invensys as partial consideration for our acquisition of Invensys's Energy Storage Group. The warrant was never exercised and was cancelled on December 11, 2003.

        From June 2001 through June 2004, we issued stock options to purchase an aggregate of 4,558,781 shares of our common stock. The exercise prices for these options ranged from $10.82 per share to $21.90 per share.

        All of the above-described issuances were exempt from registration pursuant to (i) Section 4(2) of the Securities Act or (ii) Regulation D or Rule 701 promulgated under the Securities Act. With respect to each transaction listed above, no general solicitation was made by either the company or any person acting on its behalf; the securities sold are subject to transfer restrictions, and the certificates for the shares contained an appropriate legend stating such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom. No underwriters were involved in connection with the sales of securities referred to in this Item 15.

Item 16. Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement ****
3.1	Fifth Restated Certificate of Incorporation ****
3.2	Form of Bylaws ****
4.1	Form of Common Stock Certificate ****
4.2	Form of 2004 Securityholder Agreement
5.1	Form of Opinion of Gibson, Dunn & Crutcher LLP ***
10.1	Form of 2000 Management Equity Plan ****
10.2	Employment Agreement, dated November 9, 2000, between Yuasa, Inc. and John D. Craig and letter of amendment thereto *
10.3	Employment Agreement, dated November 9, 2000, between Yuasa, Inc. and Michael T. Philion and letter of amendment thereto *
10.4	Employment Agreement, dated November 9, 2000, between Yuasa, Inc. and Charles K. McManus and letter of amendment thereto *

10.5	Employment Agreement, dated November 9, 2000, between Yuasa, Inc. and John A. Shea and letter of amendment thereto *
10.6	Employment Agreement, dated November 9, 2000, between Yuasa, Inc. and Richard W. Zuidema and letter of amendment thereto *
10.7	Directorship Agreement, dated January 8, 2002, between EnerSys, Inc. and Ray Kubis *
10.8	Managing Directorship Agreement, dated January 8, 2002, between Hawker Belgium S.A. and Ray Kubis *
10.9
Credit Agreement, dated March 17, 2004, among EnerSys, EnerSys Capital Inc., various lending institutions party thereto, Bank of America, N.A., as Administrative Agent, Morgan Stanley Senior Funding, Inc., as Syndication Agent, and Lehman Commercial Paper Inc., as Documentation Agent *
10.10	Pledge Agreement, dated March 17, 2004, among EnerSys, various subsidiaries of EnerSys and Bank of America, N.A., as Collateral Agent *
10.11	Security Agreement, dated March 17, 2004, among EnerSys, various subsidiaries of EnerSys and Bank of America, N.A., as Collateral Agent *
10.12	Subsidiaries Guaranty, dated March 17, 2004, among various subsidiaries of EnerSys, in favor of Bank of America, N.A., as Administrative Agent *
10.13
Second-Lien Credit Agreement, dated March 17, 2004, among EnerSys, EnerSys Capital Inc., various lending institutions party thereto, Bank of America, N.A., as Administrative Agent, Morgan Stanley Senior Funding, Inc., as Syndication Agent, and Lehman Commercial Paper Inc., as Documentation Agent *
10.14	Second-Lien Pledge Agreement, dated March 17, 2004, among EnerSys, various subsidiaries of EnerSys and Bank of America, N.A., as Second-Lien Collateral Agent *
10.15	Second-Lien Security Agreement, dated March 17, 2004, among EnerSys, various subsidiaries of EnerSys and Bank of America, N.A., as Second-Lien Collateral Agent *
10.16	Second-Lien Subsidiaries Guaranty, dated March 17, 2004, among various subsidiaries of EnerSys, in favor of Bank of America, N.A., as Administrative Agent *
10.17
Intercreditor Agreement, dated March 17, 2004, by and among EnerSys, EnerSys Capital Inc. and Bank of America, N.A., in its capacity as Collateral Agent for the First-Lien Obligations and in its Capacity as Collateral Agent for the Second-Lien Obligations *
10.18	Form of Indemnification Agreement ****
10.19	Letter, dated May 8, 2003, amending the Employment Agreement between Yuasa, Inc. and John D. Craig **
10.20	Letter, dated May 8, 2003, amending the Employment Agreement between Yuasa, Inc. and Michael T. Philion **

10.21	Letter, dated May 8, 2003, amending the Employment Agreement between Yuasa, Inc. and John A. Shea **
10.22	Letter, dated May 8, 2003, amending the Employment Agreement between Yuasa, Inc. and Richard W. Zuidema **
10.23	Letter, dated May 8, 2003, amending the Managing Directorship Agreement between Hawker Belgium S.A. and Raymond R. Kubis ***
10.24	Form of 2004 Equity Incentive Plan ****
10.25	Trademark and Trade Name License Agreement, dated June 10, 1991, by and between Exide Corporation and Yuasa Battery (America), Inc. ***
10.26	Form of Employee Stock Purchase Plan ****
10.27
Stock Subscription Agreement, dated March 22, 2002, among EnerSys Holdings Inc., Morgan Stanley Dean Witter Capital Partners IV, L.P., Morgan Stanley Dean Witter Capital Investors IV, L.P., MSDW IV 892 Investors, L.P., Morgan Stanley Global Emerging Markets Private Investment Fund, L.P. and Morgan Stanley Global Emerging Markets Private Investors, L.P. ****
21.1	Subsidiaries of the Registrant **
23.1	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)
23.2	Consent of Ernst & Young LLP
23.3	Consent of Ernst & Young LLP
24.1	Power of Attorney (included in signature page)
99.1	Consent of Michael C. Hoffman to be named Director Nominee ***
99.2	Consent of Chad L. Elliott to be named Director Nominee ***
99.3	Consent of Dennis S. Marlo to be named Director Nominee ***
99.4	Consent of John F. Lehman to be named Director Nominee ****

*
Previously filed as an exhibit to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004 and incorporated herein by reference.

**
Previously filed as an exhibit to Amendment No. 1 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on June 21, 2004 and incorporated herein by reference.

***
Previously filed as an exhibit to Amendment No. 2 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 6, 2004 and incorporated herein by reference.

****
Previously filed as an exhibit to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004 and incorporated herein by reference.

(b)
Financial Statement Schedules

        The financial statement schedules for which provision is made in the applicable accounting regulations of the Commission are either not required under the related instructions or are inapplicable, and therefore have been omitted, except for Schedule II—Valuation and Qualifying Accounts which is provided on page S-1.

Item 17. Undertakings.

        (a)   The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES AND POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on behalf of the undersigned, thereunto duly authorized in the City of Reading, Commonwealth of Pennsylvania, on July 26, 2004.

ENERSYS
By:	/s/ MICHAEL T. PHILION
	Name:	Michael T. Philion
	Title:	Executive Vice President—Finance, Chief Financial Officer and Director (Principal Financial Officer)

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael T. Philion and Richard W. Zuidema his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to the registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the registration statement on Form S-1 has been signed by the following persons in the capacities indicated.

Signature	Title

* John D. Craig	Chairman, President and Chief Executive Officer (Principal Executive Officer)
/s/ MICHAEL T. PHILION Michael T. Philion	Executive Vice President—Finance Chief Financial Officer and Director (Principal Financial Officer)
* Jeffrey J. Petrick	Vice President and Corporate Controller (Principal Accounting Officer)
/s/ CHARLES K. MCMANUS Charles K. McManus	Executive Vice President—North America Reserve Power and Worldwide Marketing and Director
* Richard W. Zuidema	Executive Vice President—Administration and Director
* Eric T. Fry	Director
* Howard I. Hoffen	Director

        The undersigned, by signing his name hereto, does sign and execute this Amendment No. 4 to the registration statement on Form S-1 pursuant to the Power of Attorney executed by the above named directors and officers of the registrant and previously filed with the Securities and Exchange Commission on behalf of such directors and officers.

*By:	/s/ MICHAEL T. PHILION Michael T. Philion Executive Vice President—Finance, Chief Financial Officer and Director (Principal Financial Officer)	Attorney-in-fact	July 26, 2004

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
4.2	Form of 2004 Securityholder Agreement
23.2	Consent of Ernst & Young LLP
23.3	Consent of Ernst & Young LLP
24.1	Power of Attorney (included in signature page)

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL, OPERATING AND PRO FORMA DATA
RISK FACTORS
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF OUR CREDIT FACILITIES
DESCRIPTION OF CAPITAL STOCK, CERTIFICATE OF INCORPORATION AND BYLAWS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITERS
MATERIAL UNITED STATES INCOME AND ESTATE TAX CONSEQUENCES TO NON-UNITED STATES STOCKHOLDERS
VALIDITY OF COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
FINANCIAL STATEMENTS
Contents
Report of Independent Registered Public Accounting Firm
EnerSys Consolidated Balance Sheets (In Thousands, Except Per Share Data)
EnerSys Consolidated Statements of Operations (In Thousands Except Share and Per Share Data)
EnerSys Consolidated Statements of Changes in Stockholders' Equity (In Thousands)
EnerSys Consolidated Statements of Cash Flows (In Thousands)
EnerSys Notes to Consolidated Financial Statements March 31, 2004 (In Thousands, Except Per Share Data)
Report of Independent Registered Public Accounting Firm
Energy Storage Group Combined Statement of Operations (In millions)
Energy Storage Group Combined Statement of Invested Capital (In millions)
Energy Storage Group Combined Statement of Cash Flows (In millions)
Energy Storage Group Notes to Combined Financial Statements
  Schedule II
EnerSys Valuation and Qualifying Accounts (In Thousands)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules.
  Item 17. Undertakings.
SIGNATURES AND POWER OF ATTORNEY
EXHIBIT INDEX